
07076369

24-10176

1402905

UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1

to

FORM 1-A


RECD S.E.C.
AUG 3 0 2007
1086

**REGULATION A OFFERING STATEMENT**

UNDER THE SECURITIES ACT OF 1933

**Heartland Bancshares, Inc.**
(Exact name of issuer as specified in its charter)

Indiana
(State or other jurisdiction of incorporation or organization)

420 North Morton Street, P.O. Box 496,
Franklin, Indiana 46131-0469 (317) 738-3915
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

PROCESSED
SEP 05 2007
THOMSON FINANCIAL

Steven L Bechman, President and Chief Executive Officer,
420 North Morton Street, P.O. Box 496,
Franklin, Indiana 46131-0469 (317) 738-3915
(Name, address, including zip code, and telephone number, including area code, of agent for service)

| 6712 | 35-2017085 |
| --- | --- |
| (Primary Standard Industrial Classification Code Number) | (I.R.S. Employer Identification Number) |

**This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.**


Exhibit Index on Page 9

1

## PART I - NOTIFICATION

**ITEM 1. Significant Parties**

**(a) ISSUER'S DIRECTORS:**

The business address of each of the Issuer's directors is c/o Heartland Bancshares, Inc., 420 North Morton Street, Franklin, IN 46131-0469. The names and home addresses of each of the directors are:

| Name | Home Address |
|---|---|
| Sharon Acton | 1050 Orchard Lane, Franklin, IN 46131 |
| Steven L. Bechman | 1681 N. 125W, Franklin, IN 46131 |
| Gordon R. Dunn | 111 King Arthur Drive, Franklin, IN 46131 |
| Jeffrey L. Goben | 1582 Hazelwood Court W., Greenwood, IN 46143 |
| J. Michael Jarvis | 317 Creekside, Franklin, IN 46131 |
| Janette F. Koon | 413 Hurdle Road, Morgantown, IN 46160 |
| John Norton | 3620 Hurricane Road, Franklin, IN 46131 |
| Steven W. Reed | 6775 Forrest Commons Blvd., Indianapolis, IN 46227 |
| Robert Richardson | 7607 W. Banta Woods Drive, Bargersville, IN 46106 |
| Paul C. St. Pierre | 1074 Old Eagle Way, Greenwood, IN 46143 |
| | |

**(b) ISSUER'S OFFICERS:**

The business address of each of the Issuer's officers is c/o Heartland Bancshares, Inc., 420 North Morton Street, Franklin, IN 46131-0469. The names and home addresses of each of the officers are:

| Name | Home Address |
|---|---|
| Steven L. Bechman | 1681 N. 125W, Franklin, IN 46131 |
| Jeffrey L. Goben | 1582 Hazelwood Court, W., Greenwood, IN 46143 |
| Jeffery D. Joyce | 1130 Forrest Park Dr., Franklin, IN 46131 |
| Jacqueline McNeelan | 6328 N. Hurricane Road, Whiteland, IN 46184 |
| R. Trent McWilliams | 1562 Williamsburg Ct., Franklin, IN 46131 |

**(c) ISSUER'S GENERAL PARTNERS:** N/A

**(d) RECORD OWNERS OF 5 PERCENT OR MORE OF ANY CLASS OF EQUITY SECURITIES:**

The names and registered address of the only holder of five percent or more of the Issuer's common shares, which is the only class of its equity securities that is presently issued and outstanding, is Cede & Co. P.O. Box 20 Bowling Green Station, New York, New York 10274.

**(e) BENEFICIAL OWNERS OF 5 PERCENT OR MORE OF ANY CLASS OF EQUITY SECURITIES:**

The Issuer has no reliable current information as whether any person or entity is the beneficial owner of more than five percent of any class of its equity securities, because its common shares are not subject to the filing requirements of Regulation 13D-G.

Certain investors are believed, however, to beneficially own (or to have beneficially owned from time to time in the past) ownership positions exceeding five percent, but not more than 9.9 percent, of the Issuer's common shares. These investors groups are identified below, based on information from prior filings with the Commission on Schedules 13D or 13G:

| Name of Investor | Number of Shares |
|---|---|
| Hot Creek Investors, Limited Partner<br>Hot Creek Capital, LLC<br>David M. W. Harvey<br>6900 South McCarran Boulevard, Suite 3040<br>Reno, Nevada 89509 | Not known as of any recent date; management has been advised by a broker purporting to act in a representative capacity for this investor that this investor has sold all or a substantial part of the block position previously reported by this investor to the Commission. |
| Riggs Partners, LLC<br>Philip Timyan<br>3045 Central Avenue<br>Wester Springs, IL 30538 | Not known as of any recent date. |
| Jeffrey A. Miller<br>Eric D. Jacobs<br>Miller & Jacobs Capital, L.L.C.<br>P.O. Box 26039 Gallows Bay Station<br>Christiansted, St. Croix, USVI 00824 | Not known as of any recent date. |
| Tontine Financial Partners, L.P.<br>Tontine Management, L.L.C.<br>Jeffrey L. Gendell<br>55 Railroad Avenue, Third Floor<br>Greenwich, Connecticut 06830 | Not known as of any recent date. See however Schedule 13G/A (EDGAR Acc-no: 0000902664-07-000108) for information as of date of filing of that statement in January 2007. |
| Millenco, L.P.<br>Millennium Management, L.L.C.<br>Israel Englander<br>666 Fifth Avenue<br>New York, New York 10103 | Not known as of any recent date. |

**(f) ISSUER'S PROMOTERS:** N/A

**(g) ISSUER'S AFFILIATES:**

Information concerning the Issuer's directors and officers is set forth under subsections (a) and (b) of this Item 1; by referring to this information, the Issuer does not hereby admit that such persons are its affiliates for any purpose, solely by reason of their official positions.

The issuer's subsidiaries, Heartland Community Bank, an Indiana banking corporation, and Heartland (IN) Statutory Trust II, a Delaware statutory trust, also may be deemed to be affiliates of the Issuer.

**(h) ISSUER'S COUNSEL:**

Ice Miller LLP
One American Square
Suite 3100
Indianapolis, Indiana 46282-0200

(i) **UNDERWRITER:** N/A

(j) **UNDERWRITER'S DIRECTORS:** N/A

(k) **UNDERWRITER'S OFFICERS:** N/A

(l) **UNDERWRITER'S GENERAL PARTNERS:** N/A

(m) **UNDERWRITER'S COUNSEL:** N/A

**ITEM 2. Application of Rule 262**

(a) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied. **N/A.**

**ITEM 3. Affiliate Sales**

The Issuer is eligible under Regulation A to qualify offers and sales under this offering statement that may be made by or for the accounts of its affiliates, because it has had a net income from operations of the character in which the Issuer intends to engage for each of its last two fiscal years.

**ITEM 4. Jurisdictions in Which Securities Are to be Offered**

(a) List the jurisdictions in which the securities are to be offered by underwriters, dealers or salespersons.

The selling shareholders identified in the offering circular that relates to the Selling Shareholder Offering that is described by Part II of this Offering Statement may from time to time utilize securities professionals (who may be deemed to be underwriters, dealers or salespersons within the meaning of those terms as used in this Notification) but such securities professionals have not yet been identified and accordingly it cannot presently be determined in which states or other jurisdictions the shares covered by that offering circular may be offered.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

The Issuer is directly offering and selling its common shares to its current and former officers, employees and directors who hold outstanding options that have been granted to them under the Heartland Bancshares, Inc. 1997 Stock Option Plan (the "1997 Plan"), the Heartland Bancshares, Inc. 1997 Stock Option Plan for Nonemployee Directors (the "1997 Director Plan"), and the Heartland Bancshares, Inc. 2003 Stock Option Plan for Nonemployee Directors (the "2003 Director Plan") (collectively, the "Plans"). Although it is possible that such optionees might at the time of exercise of any option granted to them under the Plans be a resident of a state other than Indiana, the Issuer presently anticipates that all of such offering activity will occur within the State of Indiana.

**ITEM 5. Unregistered Securities Issued or Sold Within One Year**

(a) Unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A:

The Issuer (and its two subsidiaries identified in this Notification) have offered and sold the following securities since March 28, 2006:

1. An aggregate of 3,000 Floating Rate Capital Securities, with a liquidation amount of $1,000 per capital security, were issued by Heartland (IN) Statutory Trust II, a Delaware statutory trust that is a subsidiary of the Issuer, to Preferred Term Securities XXIV, a company with limited liability established under the laws of the Cayman Islands, for aggregate consideration of $3,000,000, in reliance upon the exemption provided by Section 4(2) of the Securities Act of 1933, as amended, and other exemptions. The Trust invested the entire proceeds from the sale of the Capital Securities to purchase Floating Rate Junior Subordinated Deferrable Interest Debentures (the "Debentures") of the Issuer, again in reliance upon the exemption provided by Section 4(2) of the Securities Act of 1933, as amended.

2. 22,117 of the Issuer's common shares were issued to officers and directors of the Issuer, upon exercise of stock options issued under the Plans, in reliance upon the exemptions from registration provided by Rule 701 under the Securities Act of 1933, as amended, for aggregate consideration of $215,319 (which represented the aggregate of the exercise prices of the options as specified by the option contracts).

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

On December 21, 2006, Officer R. Trent McWilliams sold, in a private transaction directly to the Issuer, 3,899 of the shares that he acquired from the Issuer upon exercise of his options (which exercise transaction was among those described under (a) above) for aggregate consideration of $55,366. Such consideration was determined in relation to the market price of the Issuer's common shares at the time that the Issuer's Board of Directors authorized the Issuer to effect that purchase from Mr. McWilliams. Such transaction was an issuer repurchase that was exempt from registration under the Act in reliance upon Section 4(2).

On January 30, 2007, Director Robert Richardson sold, in a private transaction directly to the Issuer, 14,718 of the shares that he acquired from the Issuer upon exercise of his options (which exercise transaction was among those described under (a) above) for aggregate consideration of $207,965. Such consideration was determined in relation to the market price of the Issuer's common shares at the time that the Issuer's Board of Directors (with Director Richardson not participating) authorized the Issuer to effect that purchase from Director Richardson. Such transaction was an issuer repurchase that was exempt from registration under the Act in reliance upon Section 4(2).

On February 21, 2007, Officer R. Trent McWilliams sold, in a private transaction directly to the Issuer, 3,500 of the shares that he acquired from the Issuer upon exercise of his options (which exercise transaction was among those described under (a) above) for aggregate consideration of $50,750. Such consideration was determined in relation to the market price of the Issuer's common shares at the time that the Issuer's Board of Directors authorized the Issuer to effect that purchase from Mr. McWilliams. Such transaction was an issuer repurchase that was exempt from registration under the Act in reliance upon Section 4(2).

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption:

The basis for claiming an exemption(s) under the Securities Act of 1933 for the offers and sales described in this Item 5 include those that are described above.

**ITEM 6. Other Present or Proposed Offerings**

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

This Form 1-A covers two offerings, which are covered by separate Offering Circulars which are both filed in preliminary form as exhibits hereto, and are incorporated into Part II of this Form 1-A:

- an offering by the Issuer to issue and sell up to 184,540 of its common shares on a continuous basis, if, as and when persons holding options to purchase such number of shares granted under the Plans exercise such options (the "Option Plans Offering"), for an aggregate offering price not exceeding the aggregate exercise prices specified by all such outstanding options, which as of July 31, 2007 was $1,763,743.27, and

- an offering by persons who are currently officers and directors of the Issuer, on a continuous basis, of up to 56,500 of the Issuer's common shares, but in no event for aggregate sales consideration within twelve months from the date of qualification of this offering exceeding $1,500,0000 (the "Selling Shareholder Offering").

No additional offering is contemplated by the Issuer, or, to the best of the knowledge of management of the Issuer, by any of the Issuer's affiliates. The Issuer's affiliates may, from time to time, however, rely upon Rule 144 under the Securities Act of 1933, as amended, or sell shares in reliance upon the exemption provided by Section 4(1) of the Act (outside of Rule 144), in order to offer and sell their shares of Issuer common stock, in addition to offering and selling shares of the Issuer's common stock pursuant to the Offering Circular relating to the Selling Shareholder Offering that the Issuer is filing as part of this Offering Statement.

**ITEM 7. Marketing Arrangements**

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution:

None, except that the Issuer has an agreement with its officers and directors by which they agree to be limited and restricted by the Issuer from time to time if and to the extent that the Issuer believes that such limitations or restrictions may be necessary in order to assure compliance with applicable securities laws;

(2) To stabilize the market for any of the securities to be offered:

None; and

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation:

None.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed:

None.

**ITEM 8. Relationship with Issuer of Experts Named in Offering Statement**

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in Issuer or any of its parents or subsidiaries or was connected with Issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

None.

**ITEM 9. Use of a Solicitation of Interest Document**

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

No publication authorized by Rule 254 was used prior to the filing of this notification.

## PART II - OFFERING CIRCULAR

Two offerings are covered by this Offering Statement, as described by Part I, Item 6:

- The Selling Shareholder Offering, and
- The Option Plans Offering.

Accordingly, two Offering Circulars are filed as part of this Offering Statement in definitive form and dated as of August 30, 2007 (the date as of which qualification of this Offering Statement under Regulation A is being requested by the Company):

- Offering Circular with respect to the offer and sale of up to 56,500 shares of the Issuer's common stock by certain selling shareholders under the Selling Shareholder Offering
- Offering Circular with respect to the offer and sale of up to 184,540 shares of the Issuer's common stock by the Issuer pursuant to its Plans under the Option Plans Offering.

These Offering Statements are each prepared in accordance with Offering Circular Model B and related instructions, and include the financial statements specified by Part F/S of Model B (each of which includes a balance sheet dated as of a date within 90 days of the date of the filing of this Amendment No. 1). These Offering Statements are attached as Exhibits 15.2 and 15.3, respectively, to this Offering Statement and are incorporated herein by reference.

## PART III - EXHIBITS

### ITEM 1. Index to Exhibits

The response to Item 2 of this Part III is incorporated herein by reference.

### ITEM 2. Description of Exhibits

The Exhibit Index on the page following this page, and the exhibits that are identified in such Exhibit Index, are incorporated herein by reference.

In reliance upon the instruction to Part III, Item 2, Exhibit 3(b), the Issuer is not filing as exhibits hereto any instruments that define the rights of the holders of the Trust Preferred Securities issued in 2006 by the Issuer's Trust subsidiary (see Part I, Item 5(a), of this Offering Statement), because (a) such Trust Preferred Securities (and associated subordinated debentures) constitute long-term debt of the Issuer that does not exceed five percent of the Issuer's consolidated assets, and (b) the Issuer hereby agrees to provide copies of those instruments to the Commission upon request.

| Ex. No.[1] | **EXHIBIT INDEX** Description of Exhibit | Page No.[2] |
|---|---|---|
| 2.1 | Amended and Restated Articles of Incorporation of Heartland Bancshares, Inc.. This exhibit is incorporated by reference to Exhibit 3.1 to the Issuer's Registration Statement on Form SB-2, filed July 28, 1997, as amended, ("Form SB-2"). | |
| 2.2 | Amended and Restated Bylaws of Heartland Bancshares, Inc. This exhibit is incorporated by reference to Exhibit 3.2 to the Issuer's Form 10-KSB for the year ended December 31, 2003. | |
| 3.1 | Rights Agreement dated as of June 23, 2000 between Heartland Bancshares, Inc., and Heartland Community Bank, as Rights Agent. This exhibit is incorporated by reference to Exhibit 4.01 to the Issuer's Form 8-K filed June 30, 2000. | |
| 3.2 | Terms of Common Shares and Preferred Shares are included in the Amended and Restated Articles of Incorporation of Heartland Bancshares, Inc. This exhibit is incorporated by reference to Exhibit 3.1 to the Issuer's Registration Statement on Form SB-2, filed July 28, 1997, as amended. | |
| 3.3 | Terms of Series A Preferred Shares are included in the Articles of Amendment of Articles of Incorporation of Heartland Bancshares, Inc., as filed with the Indiana Secretary of State on June 27, 2000. This exhibit is incorporated by reference to Exhibit 3.01 to the Issuer's Form 8-K filed June 30, 2000. | |
| 6.1 | 1997 Stock Option Plan, as amended. This exhibit is incorporated by reference to Exhibit 10.1 to the Issuer's Form 10-KSB for the year ended December 31, 2004. | |
| 6.2 | 1997 Stock Option Plan for Nonemployee Directors, as amended January 1999 and January 2003. This exhibit is incorporated by reference to Exhibit 10.2 to the Issuer's Form 10-KSB for the year ended December 31, 2003. | |
| 6.3 | Deferred Compensation Master Plan Agreement dated as of April 1, 2004. This exhibit is incorporated by reference to Exhibit 10.1 to the Issuer's Quarterly Report on Form 10-QSB for quarter ended June 30, 2004. | |
| 6.4 | Split Dollar Endorsement Agreement dated as of April 1, 2004 between Heartland Community Bank and Steven L. Bechman. This exhibit is incorporated by reference to Exhibit 10.2 to the Issuer's Quarterly Report on Form 10-QSB for quarter ended June 30, 2004. | |
| 6.5 | Split Dollar Endorsement Agreement dated as of April 1, 2004 between Heartland Community Bank and Jeffrey L. Goben. This exhibit is incorporated by reference to Exhibit 10.3 to the Issuer's Quarterly Report on Form 10-QSB for quarter ended June 30, 2004. | |
| 6.6 | Split Dollar Endorsement Agreement dated as of April 1, 2004 between Heartland Community Bank and Jeffery D. Joyce. This exhibit is incorporated by reference to Exhibit 10.5 to the Issuer's Quarterly Report on Form 10-QSB for quarter ended June 30, 2004. | |
| 6.7 | 2003 Stock Option Plan for Nonemployee Directors. This exhibit is incorporated by reference to Exhibit 10.5 to the Issuer's Annual Report on the Form 10-KSB for year ended December 31, 2002. | |
| 6.8 | Change in Control Agreement dated as of July 19, 2004, between Heartland Bancshares, Inc., and Steven L. Bechman. This exhibit is incorporated by reference to Exhibit 10.1 to the Issuer's Quarterly Report on Form 10-QSB for quarter ended September 30, 2004. | |
| 6.9 | Change in Control Agreement dated as of July 19, 2004, between Heartland Bancshares, Inc., and Jeffrey L. Goben. This exhibit is incorporated by reference to Exhibit 10.2 to the Issuer's Quarterly Report on Form 10-QSB for quarter ended September 30, 2004. | |
| 6.10 | Change in Control Agreement dated as of July 19, 2004, between Heartland Bancshares, Inc., and Jeffery D. Joyce. This exhibit is incorporated by reference to Exhibit 10.4 to the Issuer's Quarterly Report on Form 10-QSB for quarter ended September 30, 2004. | |
| 6.11 | 2007 Stock Option Plan | 16 |
| 10.1 | Consent of Crowe Chizek and Company LLC | 30 |
| 10.2 | Consent of Ice Miller LLP (included in opinion filed as Exhibit 11) | |
| 11 | Opinion of Ice Miller LLP | 31 |
| 15.1 | Agreement with Selling Shareholders, by and among Heartland Bancshares, Inc., and each of its directors and officers named in the Offering Circular for the Selling Shareholder Offering | 34 |
| 15.2 | Offering Circular for the Option Plans Offering | 50 |

| 15.3 | Offering Circular for the Selling Shareholder Offering | 133 |
|---|---|---|

* Previously filed as part of the original Offering Statement.

1. The exhibit numbers have been assigned to the exhibits in accordance with the exhibit numbering system suggested by Item 2 of Part III of Form 1-A.

2 The page number in this column reflects the number in the sequential numbering system of the manually-signed original of this Amendment No. 1 to Offering Statement of the page upon which the first page of the indicated exhibit appears. If no number appears, this indicates that the indicated exhibit either (a) is incorporated by reference from another document filed with the Commission and therefore does not appear in the manually-signed original, or (b) was previously filed as part of the Offering Statement.

**SIGNATURES**

The issuer has duly caused this Amendment No. 1 to Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Franklin, State of Indiana, on August 23, 2007.

HEARTLAND BANCSHARES, INC.

By: 

Steven L. Bechman, President and Chief Executive Officer

This Amendment No. 1 to Offering Statement has been signed by the following persons in the capacities indicated on August 23, 2007.



| | |
|---|---|
| Steven L. Bechman | President, Chief Executive Officer, and Director (Principal Executive Officer) |
| * Sharon Acton | Director |
| * Gordon R. Dunn | Director |
| * Jeffrey L. Goben | Director |
| * J. Michael Jarvis | Director |
| * Janette F. Koon | Director |
| * John Norton | Director |
| * Steven W. Reed | Director |
| * Robert Richardson | Director |
| * Paul C. St. Pierre | Director |



| | |
|---|---|
| Jeffery D. Joyce | Chief Financial Officer (Principal Financial and Accounting Officer) |

*By: 

Steven L. Bechman, as attorney-in-fact pursuant to power of attorney included on page 11 of the original offering statement and on pages 13, 14 and 15 of this Amendment No. 1 to Offering Statement

## SIGNATURES OF SELLING SHAREHOLDERS

Each person listed below hereby consents to being named as a selling shareholder in the offering circular related to the offering by selling shareholders included in the Amendment No. 1 to Offering Statement and signs this Amendment No. 1 to Offering Statement on August 15, 2007 pursuant to the requirements of Rule 252 under the Securities Act of 1933.



Steven L. Bechman

*

Sharon Acton

*

Gordon R. Dunn

*

Jeffrey L. Goben

*

J. Michael Jarvis

*

Janette F. Koon

*

John Norton

*

Steven W. Reed

*

Robert Richardson

*

Paul C. St. Pierre



Jeffery D. Joyce



R. Trent McWilliams



*By: /

Steven L. Bechman, as attorney-in-fact
pursuant to power of attorney included on page 11 of the original offering statement
and on pages 13, 14 and 15 of this Amendment No. 1 to Offering Statement

HEARTLAND BANCSHARES, INC.

SPECIAL POWER OF ATTORNEY

Know all men by these presents, that the undersigned director and shareholder of Heartland Bancshares, Inc., an Indiana corporation, hereby constitutes and appoints Steven L. Bechman, Jeffrey L. Goben, and Jeffery D. Joyce, and each or any of them (with full power to act alone), his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (including in his or her capacity as a director and as a selling shareholder in the selling shareholder offering described thereby), to sign the Offering Statement on Form 1-A of Heartland Bancshares, Inc. that is proposed to be filed by Heartland Bancshares, Inc., with the Securities and Exchange Commission on or about March 30, 2007, and any and all amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto those attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that those attorneys-in-fact and agents, or their substitutes, may do or cause to be done by virtue hereof.

This Special Power of Attorney has been signed by undersigned director and shareholder on March 29, 2007.



Name: ROBERT RICHARDSON

HEARTLAND BANCSHARES, INC.

SPECIAL POWER OF ATTORNEY

Know all men by these presents, that the undersigned director and shareholder of Heartland Bancshares, Inc., an Indiana corporation, hereby constitutes and appoints Steven L. Bechman, Jeffrey L. Goben, and Jeffery D. Joyce, and each or any of them (with full power to act alone), his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (including in his or her capacity as a director and as a selling shareholder in the selling shareholder offering described thereby), to sign the Offering Statement on Form 1-A of Heartland Bancshares, Inc. that is proposed to be filed by Heartland Bancshares, Inc., with the Securities and Exchange Commission on or about March 30, 2007, and any and all amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto those attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that those attorneys-in-fact and agents, or their substitutes, may do or cause to be done by virtue hereof.

This Special Power of Attorney has been signed by undersigned director and shareholder on March 29, 2007.



Name: Steven H Reed

HEARTLAND BANCSHARES, INC.

SPECIAL POWER OF ATTORNEY

Know all men by these presents, that the undersigned director and shareholder of Heartland Bancshares, Inc., an Indiana corporation, hereby constitutes and appoints Steven L. Bechman, Jeffrey L. Goben, and Jeffery D. Joyce, and each or any of them (with full power to act alone), his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (including in his or her capacity as a director and as a selling shareholder in the selling shareholder offering described thereby), to sign the Offering Statement on Form 1-A of Heartland Bancshares, Inc. that is proposed to be filed by Heartland Bancshares, Inc., with the Securities and Exchange Commission on or about March 30, 2007, and any and all amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto those attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that those attorneys-in-fact and agents, or their substitutes, may do or cause to be done by virtue hereof.

This Special Power of Attorney has been signed by undersigned director and shareholder on March 29, 2007.

Sharon K Acton

Name: Sharon K Acton

**EXHIBIT 6.11**

# HEARTLAND BANCSHARES, INC.

## 2007 STOCK OPTION PLAN

*As adopted by the Board of Directors effective March 29, 2007*

The Board of Directors of Heartland Bancshares, Inc. (the "Company") has determined that the best interests of the Company will be served by making available to eligible employees and directors of the Company and its Subsidiaries a means to acquire shares of the Company's common stock through the granting of stock options. This 2007 Stock Option Plan (the "Plan") is intended to promote the growth of the Company and its shareholders by attracting and motivating key employees and directors whose efforts are deemed worthy of encouragement through the incentive effects of stock options. The Plan provides for the grant of (i) options intended to qualify as "Incentive Stock Options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended ("Incentive Stock Options") and (ii) options that are not intended to qualify as Incentive Stock Options ("Non-Qualified Stock Options").

Accordingly, the Company's Board of Directors adopts this Plan, effective as of the Effective Date.

1. DEFINITIONS. For purposes of the Plan, the following terms, when capitalized, shall have the meaning set forth below:

(a) "Board" or "Board of Directors" means the board of directors of the Company.

(b) "Cause" means:

(i) if the Optionee is an Employee who is a party to an employment or service agreement with the Company or its Subsidiaries and such agreement provides for a definition of Cause (or similar term), the definition therein contained, and

(ii) regardless of whether any such an employment or service agreement exists, that an Optionee who is an Employee:

(A) has continually failed to substantially perform his duties with the Company or any Subsidiary (other than a failure resulting from the Optionee's medically documented incapacity due to physical or mental illness), including, without limitation, repeated refusal to follow the reasonable directions of the Board or the CEO, knowing violation of the law in the course of performance of the Optionee's duties with the Company or a Subsidiary, repeated absences from work without a reasonable excuse, or intoxication with alcohol or illegal drugs while on the Company's or a Subsidiary's premises during regular business hours, or

(B) has engaged in conduct which constituted a material breach of such Optionee's employment agreement (if applicable), or

(C) has been indicted (or equivalent under applicable law), convicted of or entered a plea of nolo contendere to the commission of a felony or crime involving dishonesty or moral turpitude, or has been personally made party to any civil or criminal or administrative proceeding brought by or on behalf of any state or federal financial institution regulatory authority, or

(D) has engaged in conduct which is demonstrably and materially injurious to the financial condition, business reputation, or otherwise of the Company or its Subsidiaries or affiliates, or

(E) has perpetuated a fraud or embezzlement against the Company or its Subsidiaries or affiliates or any third person, or

(F) has performed (or has communicated to any such competitor his or her intention to perform) for any bank or other depository or lending institution that has one or more branches or production offices in Johnson County, Indiana (or that has any such office that is located outside of Johnson County but which is within a fifty (50) mile radius of any location in which the Optionee was employed or performed services for the Company or any of its Subsidiaries) the same or similar services as those that the Optionee performs (or has within the preceding twelve months performed) for the Company or any Subsidiary; or

(G) has directly or indirectly contacted the customers of any Subsidiary of the Company, for himself or herself or for any other person or entity, so as to (1) divert or influence, or attempt to divert or influence, any business of such Subsidiary away from such Subsidiary, (2) solicit or provide products or services similar to those provided by such Subsidiary, or (3) otherwise interfere in any fashion with the business or operations then being conducted by such Subsidiary in order to assist in any endeavor that is competitive with the business of such Subsidiary; or

(H) has directly or indirectly hired, employed or attempted to hire or employ any person who is then an employee of the Company or any of its Subsidiaries, including in any way assisting or attempting to cause or assist any employee to leave the employment of the Company or any Subsidiary or otherwise seeking to solicit, induce, bring about, influence, promote, facilitate, or encourage any current employee of the Employer to leave the Employer to join a competitor or otherwise; or

(I) has made any negative or disparaging statements, to persons who are not employees, officers or directors of the Company, about the Company or its Subsidiaries or their businesses, operations, directors or officers.

(c) "CEO" means the Chief Executive Officer of the Company.

(d) "Code" means the Internal Revenue Code of 1986, as amended.

(e) "Committee" means the Compensation Committee of the Board, as it may be constituted from time to time, except that such term shall include the full Board as the context so requires when the full Board is acting in respect of any Options granted or to be granted hereunder.

(f) "Company" means Heartland Bancshares, Inc.

(g) "Director" means any person serving on the Board of Directors of the Company.

(h) "Disability" means total and permanent disability as defined in Section 22(e)(3) of the Code, as established to the satisfaction of the Committee, and includes suffering a sickness, accident or injury that has been determined (as evidenced by such proof as the Committee may reasonably require) by the insurance carrier of any individual or group disability insurance policy covering the Optionee, or by the Social Security Administration, to have rendered the Optionee totally and permanently disabled.

(i) "Effective Date" means March 29, 2007.

(j) "Employee" means any person, including officers, employed by the Company or any Subsidiary, including those employees whose employment is through an arrangement with a professional employer organization or employee leasing company. The payment of a director's fee by the Company or any Subsidiary for board or committee service shall not be sufficient to constitute employment by the Company.

(k) "Exchange Act" means the Securities Exchange Act of 1934, as amended.

(l) "Fair Market Value" per share of the Shares as of a particular date means the fair market value of such Shares on such date as determined in good faith by the Board or Committee in accordance with all applicable requirements of the Code.

(m) "Non-Employee Director" means a Director who is not an employee of the Company.

(n) "Option" means any stock option issued pursuant to the Plan.

(o) "Option Agreement" means the written agreement by and between the Participant and the Company setting forth the terms and conditions of an Option. Each

Option Agreement shall be subject to the terms and conditions of the Plan and need not be identical.

(p) "Optionee" means the holder of an outstanding Option granted under the Plan.

(q) "Participant" means the Employee or Non-Employee Director who has entered into an Option Agreement with the Company pursuant to this Plan.

(r) "Plan" means this 2007 Stock Option Plan as provided herein and as may be amended from time to time.

(s) "Retirement" means a resignation after an Optionee's sixty-fifth birthday.

(t) "Rule 16b-3" means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.

(u) "Share" means one of the common shares of the Company (including any stock purchase rights that may accompany and trade with the common shares of the Company from time to time), as may be adjusted in accordance with Section 5(b) below.

(v) "Subsidiary" and "Subsidiaries" used herein means a company or companies of which 80% or more of the total voting power of the equity of each such company and 80% or more of the total value of the equity of each such company are owned by the Company or a Subsidiary of the Company.

2. ADMINISTRATION OF THE PLAN.

(a) COMMITTEE. The Plan shall be administered by the Committee as to all grants made to Employees, and by the whole Board (acting as the Committee) as to all grants made to Non-Employee Directors. The Committee (except to the extent that the full Board may in any particular case exercise such authority) shall have full authority to administer the Plan, authority to interpret and construe any provision of the Plan and to adopt such rules and regulations for administering the Plan as it may deem necessary in order to comply with the requirements of the Plan, or in order to conform to any regulation or to any change in any law or regulation applicable thereto.

(b) ACTIONS OF THE COMMITTEE. All actions taken and all interpretations and determinations made by the Committee (in respect of this Plan or any Options granted under this Plan (including determinations of Fair Market Value and of Cause) shall be final and binding upon all Participants, the Company, and all other interested persons. No member of the Committee shall be personally liable for any action, determination or interpretation made with respect to the Plan, and all members of the Committee shall, in addition to their rights as Directors, be fully protected to the extent permitted by law by the Company with respect to any such action, determination, or interpretation.

(c) POWERS OF THE COMMITTEE. Subject to the provisions of the Plan, the Committee shall have the authority, in its discretion: (i) to determine, upon review of the relevant information, the Fair Market Value of the Shares; (ii) to determine the persons to whom Options shall be granted, the time or times at which Options shall be granted, the number of Shares to be represented by each Option, the type of Option to be granted (Incentive Stock Option or Non-Qualified Stock Option) and the exercise price per Share (which price in the case of Incentive Stock Options shall be not less than the minimum specified in Section 4 of the Plan); (iii) to interpret the Plan; (iv) to prescribe, amend, and rescind rules and regulations relating to the Plan; (v) to accelerate or defer (with the consent of the Participant unless otherwise provided herein) the vesting of any Option; (vi) to authorize any person to execute on behalf of the Company any instrument required to effectuate the grant of an Option previously granted by the Board or the Committee; (vii) to suspend and terminate Options for Cause; and (viii) to make all other determinations deemed necessary or advisable for the administration of the Plan.

3. ELIGIBILITY AND PARTICIPATION.

(a) ELIGIBILITY. Grants of Options may be made from time to time in the discretion of the Committee to any Employee. In determining the Employees to receive Options and the extent of their participation in the Options granted under this Plan, the Committee shall take into account such factors as the Committee deems relevant in its discretion in furtherance of the purposes of this Plan. All Non-Employee Directors shall be eligible to receive grants of Options under this Plan, but only the entire Board, acting as the Committee as to such grants, may grant Options under this Plan to Non-Employee Directors. There shall be no limitation on the aggregate number of Shares for which an Option or Options may be granted to any one individual; provided, however, that the aggregate Fair Market Value (determined at the time the Option is granted) of the Shares with respect to which Incentive Stock Options are exercisable by such Optionee for the first time during any calendar year (under all such plans of the Company and any parent or subsidiary corporation) shall not exceed $100,000 (the "Qualifying Limit").

(b) PARTICIPATION BY DIRECTORS. Members of the Committee who are either eligible for Options or have been granted Options may vote on any matters affecting the administration of the Plan or the grant of any Options pursuant to the Plan, except that no such member shall act upon the granting of an Option to himself, but any such member may be counted in determining the existence of a quorum at any meeting of the Committee and may be counted as part of an action by unanimous written consent during or with respect to which action is taken to grant Options to him or her.

(c) ASSUMPTION AND SUBSTITUTION OF OPTIONS OF CONSTITUENT CORPORATIONS. The Board, without further approval of the shareholders, may substitute new Options for prior options of a constituent corporation or assume the prior options of a constituent corporation. For the purposes of this Section 3, a constituent corporation shall include any corporation which has been merged into or consolidated with the Company or one or more of its Subsidiaries, or whose assets or stock has been acquired by or liquidated into the Company, or by or into any one or more Subsidiaries of the Company, or any parent or any subsidiary of such corporation.

4. EXERCISE PRICE, CONSIDERATION AND FORM OF OPTION AGREEMENT.

(a) EXERCISE PRICE. The price to be paid for Shares upon the exercise of an Option ("exercise price") shall be determined by the Committee at the time such Option is granted. In the case of Incentive Stock Options, the purchase price must be set as follows:

(i) for persons who at the time of grant own stock of the Company possessing ten percent or less of the total combined voting power of all classes of stock of the Company or any parent or subsidiary corporation, the Option price at the time the Option is granted must be set at no less than the Fair Market Value of the Shares; and

(ii) for person who own stock possessing more than ten percent of the total combined voting power of all classes of stock of the Company or of any parent or subsidiary corporation, the Option price at the time the Option is granted must be at least 110 percent of the Fair Market Value of the Shares.

(b) PAYMENT OF EXERCISE PRICE. The exercise price shall be paid in full, at the time of exercise of the Option, (i) by personal or bank cashier's check, (ii) if the Participant may do so without violating Section 16(b) or (c) of the Exchange Act, and subject to approval by the Committee, by tendering to the Company whole Shares owned by such Participant having a Fair Market Value at the time of exercise equal to the exercise price of the Shares to which the Option is being exercised, (iii) if the Participant may do so without violating Section 16(b) or (c) of the Exchange Act, and subject to approval by the Committee, by surrendering sufficient vested options based on the difference between the exercise price and the Fair Market Value at the time of exercise of the Shares to equal the exercise price of the Shares to which the Option is being exercised, or (iv) any combination of (i), (ii) or (iii). Unless otherwise specifically provided in an Option Agreement, the purchase price of Shares acquired pursuant to an Option that is paid by delivery to the Company of other Shares or attestation of ownership thereof acquired, directly or indirectly from the Company, shall be paid only with Shares that have been held for more than six (6) months (or such longer or shorter period of time required to avoid a charge to earnings for financial accounting purposes).

(c) FORM OF OPTION AGREEMENT. Each Option shall be evidenced by an Option Agreement specifying the number of Shares which may be purchased upon exercise of the Option and containing such terms and provisions as the Committee may determine, subject to the provisions of the Plan. The Committee, at the time of each grant under this Plan, shall specify whether such grant is intended to qualify as an

Incentive Stock Option or constitute a Non-Qualified Stock Option and the Option Agreement shall also so specify.

5. SHARES OF COMMON STOCK SUBJECT TO THE PLAN.

(a) NUMBER. Subject to adjustment as provided in paragraph (b) of this Section 5, the maximum aggregate number of Shares which may be issued pursuant to Options granted under the Plan shall not exceed One Hundred Fifty Thousand (150,000) Shares. In the event that an Optionee tenders other Shares in payment of the exercise price of an Option, only the net shares issued in connection with such transaction (calculated by subtracting the number of Shares that have been tendered in payment from the number of shares purchased under the Option) shall be considered to be shares for which Options have been granted under the Plan, and the remaining number of shares issued under such Option shall be considered unpurchased shares that shall again become available for grants of Options under the Plan.

(b) CAPITAL CHANGES. In the event of any extraordinary dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), recapitalization, reclassification, stock split, reverse stock split, spin-off, or exchange of Shares or other securities of the Company, issuance of warrants or other rights to purchase Shares or other securities of the Company, or other similar corporate transaction or event (an "Event"), and such Event affects the Shares such that an adjustment is reasonably determined by the Committee to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or with respect to an Option, then the Committee shall, in such manner as it may reasonably deem equitable, take action to make the appropriate adjustment, including, without limitation, adjusting any or all of the following: (i) the number and kind of Shares (or other securities or property) with respect to which Options may be granted or awarded; (ii) the number and kind of Shares (or other securities or property) subject to outstanding Options; and (iii) the grant or exercise price with respect to any Option. The Committee's determination under this Section 5(b) shall be final, binding and conclusive. If any of the foregoing adjustments shall result in a fractional Share, the fraction shall be disregarded, and the Company shall have no obligation to make any cash or other payment with respect to such a fractional Share.

(c) TERMINATION OF OPTIONS. In the event that (i) the Company agrees to merge with or consolidate into another corporation or other entity (that is not an affiliate of the Company at the time of such agreement) and upon consummation of such transaction the Company would not continue to exist, and (ii) the surviving or new corporation or other entity that would result from such merger or consolidation does not agree to assume the outstanding Options (or substitute its own options for such Options for such options on usual and customary terms in connection with mergers in which acquiring corporation options are substituted for acquired corporation options), the Committee may, in its discretion, terminate all (but not less than all) outstanding but not then exercised Options, effective as of the effective time of (and subject to consummation of) such merger or consolidation transaction, without the consent of any Participant, if it (i) provides for a termination payment to be made by the Company with respect to all terminated Options for an amount of cash equal to the positive amount (if any) that could have been attained upon the exercise of such Options or realization of the Participants' rights as of the time immediately prior to the time of termination had such Options then been currently exercisable or payable or fully vested; and/or (ii) provides that such Options shall be exercisable (whether or not vested) as to all Shares covered thereby for at least thirty (30) days prior to such termination date.

(d) FUTURE TRANSACTIONS. The existence of the Plan, any Option Agreement and the Options granted hereunder shall not affect or restrict in any way the right or power of the Company or the shareholders of the Company to make or authorize any distribution, redemption, repurchase, adjustment, recapitalization, reorganization or other change in the Company's capital structure or its business, any merger or consolidation of the Company, any issue of stock or of options, warrants or rights to purchase stock or of bonds, debentures, preferred or prior preference stocks whose rights are superior to or affect the Shares or the rights thereof or which are convertible into or exchangeable for Shares, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

6. EXERCISE OF STOCK OPTIONS.

(a) VESTING. The Committee may specify in any Option Agreement conditions under which the Option granted thereby shall be or become exercisable (commonly known as vesting requirements), including conditions based on continued service or employment with the Company, and conditions based upon the financial performance of the Company or other criteria. Except as provided herein or in such Option Agreement, any Option may be exercised in whole at any time or in part at any time, subject to satisfaction of such vesting conditions. In no event, however, may any Option be exercised after the expiration of its exercise period, as described in Section 6(b), below.

(b) EXERCISE PERIOD. Notwithstanding any provision herein to the contrary, any Option granted pursuant to this Plan shall expire, to the extent not exercised, no later than the tenth (10th) anniversary of the date on which it was granted. The date and time of expiration of the exercise period for each Option shall be set forth in the Option Agreement evidencing such Option.

(c) NOTICE OF EXERCISE. A Participant electing to exercise an Option shall give written notice to the Company, as specified by the Option Agreement, of his election to purchase a specified number of Shares. Such notice shall be accompanied by the instrument evidencing such Option and any other documents required by the Company, and payment of the exercise price of the Shares the Participant has elected to purchase. If the notice of election to exercise is given by the executor or administrator of a deceased Participant, or by the person or persons to whom the Option has been transferred by the Participant's will or the applicable laws of descent and distribution, the Company will be under no obligation to deliver Shares pursuant to such exercise unless and until the Company is satisfied that the person or persons giving such notice is or are entitled to exercise the Option. In any event, an exercise of an Option is not effective until such time as the Company has reviewed the exercise for compliance with all requirements applicable to such exercise, has had the opportunity to consider whether Cause exists for suspending or terminating the exercisability of such Option, and has completed delivery of certificates for the Shares

(d) TERMINATION OF EMPLOYMENT. Unless specifically provided otherwise in the Option Agreement, if the employment of an Optionee is terminated for any reason other than Cause, death, Disability or Retirement, all unvested Options that were granted to the Optionee in his or her capacity as an Employee and that are held by the Optionee on the date of termination shall terminate immediately and any vested Options shall remain exercisable for thirty (30) days following the date of termination, but in no event later than the expiration of such Options as specified in the applicable Option Agreement. If the Option is not exercised by such Employee Optionee during this period, it shall be void and deemed to have been forfeited and be of no further force or effect. Options granted under the Plan shall not be affected by any change in employment so long as the Optionee continues to be employed by the Company or any of its Subsidiaries, or a corporation (or a parent or subsidiary of such corporation) issuing or assuming an Option in a transaction in accordance with applicable Code requirements.

(e) DEATH, DISABILITY OR RETIREMENT.

(i) In addition to any rights under Section 10, upon the death or Disability of an Optionee, all unvested Options that were granted to the Optionee in his or her capacity as an Employee (except any Options granted within the one year period prior to the date of death or commencement of the Disability) shall vest immediately, and all Options held by such Optionee (except for those granted within the preceding year) shall remain exercisable for six (6) months following the date of such event, but in no event later than the expiration date of such Option as specified in the applicable Option Agreement. If any such Option is not exercised during this period, it shall be void and deemed to have been forfeited and be of no further force or effect. Options that were granted to any such Optionee within the one-year period prior to the date of death or commencement of the Disability shall be forfeited and be of no further force and effect.

(ii) Upon the Retirement of an Optionee, all unvested Options granted to such Optionee in his or her capacity as an Employee shall terminate immediately and all vested Options held by such Optionee shall remain exercisable for three (3) months following the date of such event, but in no event later than the expiration date of such Options as specified in the applicable Option Agreement. If the Option is not exercised during this period, it shall be void and deemed to have been forfeited and be of no further force or effect.

(f) SUSPENSION AND FORFEITURE FOR CAUSE. Notwithstanding the exercise period described in Section 6(b), the Company may terminate and cancel Options held by an Employee for Cause if and to the extent that they have not yet been validly exercised. If the Committee or the CEO has reason to suspect that Cause exists or may exist for cancellation of Options held by any Optionee who is an Employee, the Company may suspend the exercisability of all unexercised Options held by such Optionee immediately upon delivery by the Company to the Optionee of a notice of such suspension. Such suspension shall include any Options that have purportedly been exercised by the Optionee by delivery of a notice of exercise, even if payment of the exercise price has been tendered to and accepted by the Company, if the Company has not completed the issuance of certificates for Shares prior to the time of its delivery of notice of suspension to the Optionee; provided, however, that in such event the Company shall return any cash or other consideration delivered by an Optionee to the Company as part of a purported exercise of an Option that has been suspended. In the case of any such suspension, the Committee shall in the ordinary course of business of the Committee determine whether or not there is Cause for termination of Options granted to an Optionee under this Plan, and may defer any decision until such time as any investigation that it may deem advisable has been completed. Such determination shall be made in the absolute discretion of the Committee, and the Optionee shall have no right to appear before the Committee or to otherwise participate in the Committee's determination. If the Committee determines that Cause did not exist for cancellation of the suspended Options, then the Company shall give the Optionee notice of the removal of the suspension, and such Options (and any attempted but suspended exercise of such Options) shall be treated as if the suspension notice had never been issued. If the Committee determines that Cause existed or exists for the cancellation of the suspended Options, then the suspension shall be deemed final and the Options shall be deemed to have been terminated, as of the date of the suspension, and the Company shall give notice of such termination for Cause to the Optionee. Upon any termination for Cause of Options, all rights or interests of such Optionee in any and all Options, regardless of the extent to which they might otherwise have been vested and exercisable as of the date of suspension or the date of cancellation, shall be deemed to be void and forfeited effective on the date of the notice of suspension.

(g) DISPOSITION OF TERMINATED STOCK OPTIONS. Any Shares subject to Options which have been terminated or forfeited as provided above shall not thereafter be eligible for purchase by the Optionee but shall again be available for grant by the Committee or the Committee to other Participants.

(h) OPTIONS GRANTED TO NON-EMPLOYEE DIRECTORS EXEMPT FROM CERTAIN TERMINATION AND FORFEITURE PROVISIONS. The provisions of paragraphs (d), (e) and (f) of this Plan shall not apply to Options granted to an Optionee in his or her capacity as a Non-Employee Director.

7. COMPLIANCE WITH SECURITIES LAWS.

(a) ISSUANCE OF SHARES AND COMPLIANCE WITH SECURITIES LAWS. No Shares shall be issued upon the exercise of any Option unless the issuance



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of such Shares is the subject of an effective registration statement under the federal Securities Act of 1933, as amended (the "Securities Act"), and applicable state securities laws, or unless, in the opinion of counsel to the Company, the issuance would be exempt from the registration requirements of the Securities Act and such state laws. A Participant has no right at any time to require the Company to register the Shares under federal or state securities laws or to require that the Company take any other affirmative action to qualify the Shares for exemption from the registration requirements of such laws. Any person purchasing Shares upon exercise of an Option issued pursuant to the Plan may be required to make such representations and furnish such information as may, in the opinion of counsel for the Company, be appropriate to permit the Company, in light of the existence or nonexistence with respect to such Shares of an effective registration under the Securities Act, or any similar state statute, to issue the Shares in compliance with the provisions of those or any comparable acts.

(b) SECURITIES RESTRICTIONS. All certificates for Shares delivered under the Plan shall be subject to such stop-transfer orders and other restrictions as the Committee may deem advisable under the rules, regulations, and other requirements of the Securities and Exchange Commission, any stock exchange upon which the Shares are then listed, and any applicable federal or state securities law, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions. If the Committee determines that the issuance of Shares hereunder is not in compliance with, or subject to an exemption from, any applicable federal or state securities laws, such shares shall not be issued until such time as the Committee determines that the issuance is permissible.

8. NO CONTRACT OF EMPLOYMENT. Unless otherwise specifically expressed in writing in a separate agreement signed by an authorized officer of the Company, all Employees are employed for an unspecified period of time and are considered to be "at-will employees." Nothing in this Plan shall confer upon any Participant the right to continue in the employ of the Company or any Subsidiary, nor shall it limit or restrict in any way the right of the Company or any Subsidiary to discharge the Participant at any time for any reason whatsoever, with or without cause.

9. NO RIGHTS AS A STOCKHOLDER. A Participant shall have no rights as a stockholder with respect to any Shares subject to an Option unless and until the Participant duly gives notice of exercise of the Option, makes full payment of the Option price and certificates evidencing ownership of Shares are issued to the Participant. Thereafter, cash dividends, stock dividends, stock splits and other securities and rights to subscribe shall be paid or distributed with respect to Shares acquired pursuant to the Plan in the same manner as such items are paid or distributed to other shareholders of the Company. Adjustments to the number and kind of Shares in the event of certain transactions shall be made as described in Section 5(b).

10. NONTRANSFERABILITY OF OPTIONS; DEATH OR DISABILITY OF PARTICIPANT. No Option acquired by a Participant under the Plan shall be assignable or transferable by a Participant, other than by will or the laws of descent and distribution, and such Options are exercisable, during his lifetime, only by the Participant. In the event of the Participant's death or Disability, the Option may be exercised by the personal representative of

the Participant's estate or if no personal representative has been appointed, by the successor(s) in interest determined under the Participant's will or under the applicable laws of descent and distribution during the exercise period set forth in Section 6(e) herein.

11. CHANGE IN CONTROL. In the event of a "Change in Control" (as defined below), the Committee, in its discretion, may accelerate the vesting of all Options without regard to the normal vesting schedule of the Options; provided that, in the case of a Change in Control described in Sections 11(a) or (b), all Options shall vest immediately upon the occurrence of the Change in Control. If the Options will continue to be outstanding following the Change in Control, such Options will remain fully exercisable following the Change in Control and will not be subject to any other vesting schedule, provided that such Options will expire on the expiration date as specified in the applicable Option Agreement. "Change in Control" shall mean the occurrence of any one of the following events:

(a) the following individuals ("Continuing Directors") cease for any reason to constitute a majority of the number of Directors then serving: individuals who, on the Effective Date, constitute the Board and any new Director (other than a Director whose initial assumption of office is in connection with an actual or threatened election contest, including but not limited to, a consent solicitation, relating to the election of Directors of the Company) whose appointment or election by the Board or nomination for election by the Company's stockholders was approved or recommended by a vote of at least two-thirds (2/3) of the Directors then still in office who either were Directors on the Effective Date or whose appointment, election or nomination for election was previously so approved or recommended;

(b) any "Person" has filed (or, in the view of a majority of the then-serving Continuing Directors expressed at a meeting of the Board or by their unanimous written consent, is required to file) an application or notice with the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956, as amended (12 U.S.C. 1841(a)), or the Change in Bank Control Act, as amended (12 U.S.C. 1817(j)) with respect to the Company or its Shares, unless such filing or notice is filed (or is required to be filed) by such Person solely in connection with a transaction or other event (or series of such transactions or events) that has been approved in advance by action (taken at a meeting of the Board or by their unanimous written consent) of a majority of the Continuing Directors on the Board as of the time of such approval;

(c) the consummation of a merger or consolidation of the Company or any direct or indirect subsidiary of the Company with any other corporation, other than (x) a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior to such merger or consolidation continuing to represent, either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof, a majority of the combined voting power of the securities of the Company or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation, or (y) a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company representing fifteen percent or more of the combined voting power of the Company's then outstanding securities; or

(d) the stockholders of the Company approve a plan of complete liquidation or dissolution of the Company or there is consummated an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets, other than a sale or disposition by the Company of all or substantially all of the Company's assets to an entity a majority of the combined voting power of the voting securities of which is owned by substantially all of the stockholders of the Company immediately prior to such sale in substantially the same proportions as their ownership of the Company immediately prior to such sale.

As used herein the term "Beneficial Owner" shall have the meaning set forth in Rule 13d-3 under the Exchange Act. As used herein the term "Person" shall mean any individual or entity (including but not limited to any corporation, partnership, trust, association, joint venture, pool, syndicate, sole proprietorship, or unincorporated organization) and any group of individuals and/or entities who/that agree to act together for the purpose of acquiring, holding, voting or disposing of the Company's Shares within the meaning of Rule 13d-5 under the Exchange Act, except that such term shall not include (i) the Company or any subsidiary of the Company, (ii) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its affiliates, (iii) an underwriter temporarily holding securities pursuant to an offering of such securities or (iv) a corporation owned, directly or indirectly, by substantially all of the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company.

12. AMENDMENTS; DISCONTINUANCE OF PLAN. The Board may from time to time alter, amend, suspend, or discontinue the Plan, including, where applicable, any modifications or amendments as it shall deem advisable for any reason, including satisfying the requirements of any law or regulation or any change thereof; provided, however, except as provided in Section 5, that no such action shall adversely affect the rights and obligations with respect to Options at that time outstanding under the Plan; and provided further, that if and for so long as the Company is subject to the NASDAQ Marketplace Rules or the similar requirements of any securities exchange on which the Shares might then be listed or quoted, no such action shall, without the approval of the stockholders of the Company, increase the maximum number of Shares of common stock that may be made subject to Options (unless necessary to effect the adjustments required by Section 5(b)).

13. WITHHOLDING TAXES; TAXES SATISFIED BY WITHHOLDING OPTIONED SHARES.

(a) GENERALLY. The Company or any Subsidiary may take such steps as it may deem necessary or appropriate for the withholding of any taxes which the Company or any Subsidiary is required by law or regulation of any governmental authority, whether federal, state, or local, domestic or foreign, to withhold in connection with any Option including, but not limited to, requiring the Participant to pay such tax at the time of exercise or the withholding of issuance of Shares to be issued upon the exercise of any Option until the Participant reimburses the Company for the amount the Company is required to withhold with respect to such taxes, or, at the Company's sole discretion, canceling any portion of such issuance of Shares in any amount sufficient to reimburse itself for the amount it is required to so withhold.

(b) SATISFYING TAXES BY WITHHOLDING OPTIONED SHARES. Option Agreements under the Plan may, at the discretion of the Board or the Committee, contain a provision to the effect that all federal and state taxes required to be withheld or collected from a Participant upon exercise of an Option may be satisfied by the withholding of a sufficient number of exercised Shares that are subject to the Option which, valued at Fair Market Value on the date of exercise, would be equal to the total withholding obligation of the Participant for the exercise of such Option; provided, however, that if the Company is a public reporting corporation, no person who is an "officer" of the Company, as such term is defined in Rule 3b-2 under the Exchange Act, may elect to satisfy the withholding of federal and state taxes upon the exercise of an Option by the withholding of exercised Shares that are subject to the Option, unless such election is made either (i) at least six (6) months prior to the date that the exercise of the Option becomes a taxable event or (ii) during any of the periods beginning on the third business day following the date on which the Company issues a news release containing the operating results of a fiscal quarter or fiscal year and ending on the twelfth business day following such date. Such election shall be deemed made upon receipt of notice thereof by an officer of the Company, by mail, personal delivery, or by facsimile message, and shall (unless notice to the contrary is provided to the Company) be operative for all Option exercises which occur during the twelve-month period following the election.

14. OTHER PLANS. The Company reserves the right, in the discretion of its Board of Directors, to establish other plans during the term of this Plan under which employees and others providing services to the Company and its Subsidiaries (including officers and directors thereof) may be entitled (in addition to their rights under Options granted under this Plan) to receive or purchase shares of the Company's capital stock or other securities, or cash amounts determined in relation to factors such as (but not limited to) the earnings, dividends, net worth or market appreciation of shares of the Company's capital stock or other securities, including, but not limited to, restricted stock, stock appreciation rights, stock bonuses, book value stock, and the like.

15. EFFECTIVE DATE AND TERM OF PLAN. The Plan is effective as of the Effective Date and Options may be granted at any time on or after such date. No Options shall be granted subsequent to March 28, 2017 (which is the day before the expiration of ten (10) years after the Effective Date).

EXHIBIT 10.1

## CONSENT OF INDEPENDENT AUDITOR

We consent to the use in this Regulation A Offering Statement of Heartland Bancshares, Inc. on Form 1-A of our report, dated March 22, 2007, on the consolidated financial statements of Heartland Bancshares, Inc. as of December 31, 2006 and 2005 and for each of the years then ended.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Indianapolis, Indiana
August 20, 2007

EXHIBIT 11

ICEMILLER LLP
LEGAL COUNSEL

August 23, 2007

Board of Directors
Heartland Bancshares, Inc.
Franklin, Indiana 46131

Ladies and Gentlemen:

We have acted as counsel to Heartland Bancshares, Inc., an Indiana corporation (the "Company"), in connection with the qualification of an aggregate of up to 241,040 of its common shares (and accompany preferred stock purchase rights) (the "Offered Shares") covered by the Regulation A Offering Statement on Form 1-A (as amended by Amendment No. 1, being filed in connection with the issuance and delivery by us of this opinion letter, the "Offering Statement") under Regulation A promulgated by the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "1933 Act"). The Offering Statement seeks to qualify the offer and sale:

- by the Company of its issuance and sale of up to 184,540 of the Offered Shares (presently authorized but unissued) on a continuous basis (the "Option Plan Shares"), if, as and when persons who hold options to purchase shares granted to them under the Heartland Bancshares, Inc. 1997 Stock Option Plan (the "1997 SOP"), the Heartland Bancshares, Inc. 1997 Stock Option Plan for Nonemployee Directors (the "1997 Director SOP"), and the Heartland Bancshares, Inc. 2003 Stock Option Plan for Nonemployee Directors (the "2003 Director SOP", and collectively with the 1997 SOP and the 1997 Director SOP, the "Plans") exercise such options; and

- by persons who are currently officers and directors of the Company (the "Selling Shareholders"), on a continuous basis, of up to 56,500 of the Offered Shares for their personal accounts (either presently issued shares, or shares that may be issued to them pursuant to the Option Plans Offering) (the "Selling Shareholder Shares").

Unless otherwise defined herein, capitalized terms used shall have the meaning assigned to them in the Offering Statement.

We have investigated those questions of law as we have deemed necessary or appropriate for purposes of this opinion. We have also examined originals, or copies, certified or otherwise identified to our satisfaction, of those documents, corporate or other records, certificates and other papers that we deemed necessary to examine for the purpose of this opinion, including:

1. The Offering Statement, including the forms of offering circulars filed as exhibits thereto;
2. A copy of the Company's Amended and Restated Articles of Incorporation, as amended, certified by the Officers' Certificate (described by Item 8 below) to be a true and correct copy thereof;
3. A copy of the Amended and Restated Bylaws of the Company, as amended, as certified by the Officers' Certificate to be a true and correct copy thereof;
4. Resolutions relating to the Plans and the Offered Shares adopted by the Company's Board of Directors (the "Director Resolutions");
5. Resolutions relating to the Plans and the Offered Shares adopted by the Company's shareholders (the "Shareholder Resolutions", and collectively with the Director Resolutions, the "Resolutions");
6. That certain Rights Agreement dated as of June 23, 2000 between the Company and Heartland Community Bank, as Rights Agent;
7. The Plans, with all amendments, as certified by the Officers' Certificate to be true and correct copies thereof; and
8. Officer's Certificate dated August 3, 2007, as to certain factual matters.

For purposes of this opinion, we have assumed the genuineness of all signatures, the conformity to the originals of all documents reviewed by us as copies, the authenticity and completeness of all original documents reviewed by us in original or copy form and the legal competence of each individual executing a document. We have also assumed that the options relating to the Option Plan Shares were granted pursuant to the terms of the Plans and that the qualification requirements of Regulation A promulgated under the 1933 Act and all applicable requirements of state laws regulating the offer and sale of the Offered Shares will have been duly satisfied.

Based upon the foregoing, we are of the opinion that:

1. The Offered Shares are duly authorized.
2. All of the Selling Shareholder Shares that are presently issued and outstanding are legally issued, fully paid and non-assessable.
3. The Option Plan Shares, if and when issued and delivered in accordance with the terms of the Plans and the respective option grants issued thereunder upon the due exercise thereof, will be legally issued, fully paid and non-assessable.

This opinion letter has been prepared for your use in connection with the Offering Statement and may not be relied upon for any other purpose. The opinions expressed herein are matters of professional judgment, are not a guarantee of result and are effective only as of the date hereof. We do not undertake to advise you of any matter within the scope of this letter that comes to our attention after the date of this letter and disclaim any responsibility to advise you of any future changes in law or fact that may affect the opinion set forth herein.

We consent to the use of this opinion as an exhibit to the Offering Statement, and to the reference to our firm as being counsel to the Company in Part I (Notification), Item 1, of the Offering Statement. In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required by the exhibit requirements (Item 10(a)) of Offering Circular Model B, part of Regulation A, as promulgated by the Securities and Exchange Commission promulgated under the 1933 Act.

Very truly yours,

Ice Miller LLP

Ice Miller LLP

EXHIBIT 15.1

## AGREEMENT WITH SELLING SHAREHOLDERS

This Agreement with Selling Shareholders, dated as of April 10, 2007, is made and entered into by and among Heartland Bancshares, Inc., an Indiana corporation (together with its successors and assigns, the "Company") and the individual directors and officers of the Company who may desire from time to time to offer and sell shares of the Company (each, a "Selling Shareholder" and collectively the "Selling Shareholders") who have joined (or may from time to time hereafter join) in this Agreement, as specified on the signature pages hereof.

WHEREAS, on March 30, 2007, the Company filed a Regulation A Offering Statement ("Offering Statement") with the Securities and Exchange Commission (the "Commission") under the provisions of Regulation A promulgated by the Commission under the Securities Act of 1933, as amended (the "1933 Act");

WHEREAS, the Company filed the Offering Statement, in part, in order to enable the Selling Shareholders (all of whom are directors and officers who, by reason of their official positions with the Company or otherwise, might be deemed to be "underwriters" as that term is defined by the 1933 Act with respect any offer or sale of their common shares of the Company, including the accompanying preferred share purchase rights (the "Shares")) to offer and sell their Shares in an offering that would be qualified for exemption from the registration requirements of the 1933 Act pursuant to Regulation A thereunder; and

WHEREAS, each Selling Shareholder wishes to comply not only with his or her personal obligations under Regulation A and applicable securities laws in connection with offers and sales of the Shares by such Selling Shareholder (or by others for his or her account), but also wishes to abide by any direction or restriction or limitation that the Company may prescribe in connection with their reliance upon the Offering Statement;

NOW, THEREFORE, in order to induce the Company to list his or her name as among the "Selling Shareholders" in the applicable definitive offering circular that will be included in the Offering Statement (as such Offering Statement will be amended prior to its being declared qualified under Regulation A by the Commission), and in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each of the Selling Shareholders hereby individually agrees with the Company as follows:

1. Agreements of Selling Shareholders. Each Selling Shareholder acknowledges and agrees that:

   1.1. the Company is not obligated to him or her to cause the Offering Statement to become qualified under Regulation A or otherwise to take any affirmative action to cause any offer or any sale of the Shares of any Selling Shareholder to be exempt from, or registered pursuant to, the registration requirements of the 1933

Act or of any applicable state securities laws, or to continue such qualification, exemption or registration, if and when effected on their behalf, for any particular period of time;

1.2. as a condition to such Selling Shareholder becoming listed in the Offering Statement as a Selling Shareholder and continuing to be listed therein, the Selling Shareholder agrees to promptly provide such information as the Company may from time to time request. concerning him or her and his or her Shares, and his or her intended selling methods of such Shares and the persons or entities through whom or which such Selling Shareholder may intend to offer or sell such Shares, and other matters material to the Regulation A offering;

1.3. if and to the extent that in so doing such Selling Shareholder desires to rely upon the qualification of such offers and sales for exemption from the registration requirements of the 1933 Act under Regulation A , the Selling Shareholder shall offer and sell his or her Shares (and shall direct any agent, broker or dealer who may be authorized to offer and sell Shares on his or her behalf or for his or her account) only in strict compliance with Regulation A, including, without limitation, the separate and aggregate dollar limits of the offerings of Shares by the Selling Shareholders and by Company, and

1.4. at least five business days before entering into any commitment with respect to sale of his or her Shares in reliance upon the Offering Statement, shall provide notice of the proposed transaction, including all material terms thereof, to the Company; and shall abide by any direction given by the Company to such Selling Shareholder directing such Selling Shareholder not to make any offer or sale of Shares pursuant to the Offering Statement (including any sale of Shares that are the subject of a notice given under subparagraph (b) above, if, in the judgment of the Company, (i) securities laws applicable to such offer or sale may require the Selling Shareholder or the Company to disclose information concerning the Company or its Shares that is material and that has not been disclosed to the public ("Non-Public Information") and (ii) the disclosure by the Company of such Non-Public Information is not otherwise required by applicable law.

2. Miscellaneous. This Agreement is binding upon, inures to the benefit of and is enforceable by the Company and the Selling Shareholders (or the Person or Persons for which a Selling Shareholder is acting as fiduciary or agent, as the case may be) and their respective Permitted Successors; provided, however, that this Agreement shall not inure to the benefit of or be binding upon a Permitted Successor unless and except to the extent such Permitted Successor holds Shares; provided, further, that nothing herein shall be deemed to permit any assignment, transfer or other disposition of Shares in violation of the terms hereof, the Securities Act or any securities or blue sky laws of any jurisdiction. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

IN WITNESS WHEREOF, this Agreement with Selling Shareholders has been duly executed and delivered by the duly authorized officer of each party hereto as of the date first above written.

**"COMPANY"**

HEARTLAND BANCSHARES, INC.

By: 

Steven L. Bechman, President
and Chief Executive Officer

**SELLING SHAREHOLDER COUNTERPART SIGNATURE PAGE**

The undersigned hereby:

1. joins, as a "Selling Shareholder," in the Agreement with Selling Shareholders with Heartland Bancshares, Inc. (the "Company"), in order to induce the Company to list the undersigned as among the Selling Shareholders in the definitive Offering Circular to be included in the Offering Statement, as it will be amended, all as described by such Agreement;

2. agrees that the undersigned presently intends to consider (but is not obligated to offer or sell any such shares) the offer and sale of up to the number of shares specified below (but not more than such number of Shares) pursuant to the Offering Statement during the twelve-month period that will commence upon the qualification of the Offering Statement under Regulation A, and

3. authorizes the Company to list the undersigned as a Selling Shareholder with respect to such number of Shares in such definitive Offering Circular.

Number of Shares: 5000

[signature]

Signature of Selling Shareholder

Printed Name of Selling Shareholder: Stewart Beckman

**SELLING SHAREHOLDER COUNTERPART SIGNATURE PAGE**

The undersigned hereby:

1. joins, as a "Selling Shareholder," in the Agreement with Selling Shareholders with Heartland Bancshares, Inc. (the "Company"), in order to induce the Company to list the undersigned as among the Selling Shareholders in the definitive Offering Circular to be included in the Offering Statement, as it will be amended, all as described by such Agreement;

2. agrees that the undersigned presently intends to consider (but is not obligated to offer or sell any such shares) the offer and sale of up to the number of shares specified below (but not more than such number of Shares) pursuant to the Offering Statement during the twelve-month period that will commence upon the qualification of the Offering Statement under Regulation A, and

3. authorizes the Company to list the undersigned as a Selling Shareholder with respect to such number of Shares in such definitive Offering Circular.

Number of Shares: 8,000

[signature]
Signature of Selling Shareholder

Printed Name of Selling
Shareholder: JEFFREY L. GOBEN



I/1898371.2

## SELLING SHAREHOLDER COUNTERPART SIGNATURE PAGE

The undersigned hereby:

1. joins, as a "Selling Shareholder," in the Agreement with Selling Shareholders with Heartland Bancshares, Inc. (the "Company"), in order to induce the Company to list the undersigned as among the Selling Shareholders in the definitive Offering Circular to be included in the Offering Statement, as it will be amended, all as described by such Agreement;

2. agrees that the undersigned presently intends to consider (but is not obligated to offer or sell any such shares) the offer and sale of up to the number of shares specified below (but not more than such number of Shares) pursuant to the Offering Statement during the twelve-month period that will commence upon the qualification of the Offering Statement under Regulation A, and

3. authorizes the Company to list the undersigned as a Selling Shareholder with respect to such number of Shares in such definitive Offering Circular.

Number of Shares: 500



Signature of Selling Shareholder

Printed Name of Selling Shareholder: R Trent McWilliams

## SELLING SHAREHOLDER COUNTERPART SIGNATURE PAGE

The undersigned hereby:

1. joins, as a "Selling Shareholder," in the Agreement with Selling Shareholders with Heartland Bancshares, Inc. (the "Company"), in order to induce the Company to list the undersigned as among the Selling Shareholders in the definitive Offering Circular to be included in the Offering Statement, as it will be amended, all as described by such Agreement;

2. agrees that the undersigned presently intends to consider (but is not obligated to offer or sell any such shares) the offer and sale of up to the number of shares specified below (but not more than such number of Shares) pursuant to the Offering Statement during the twelve-month period that will commence upon the qualification of the Offering Statement under Regulation A, and

3. authorizes the Company to list the undersigned as a Selling Shareholder with respect to such number of Shares in such definitive Offering Circular.

Number of Shares: -0-



Signature of Selling Shareholder

Printed Name of Selling
Shareholder: Jacqueline E. McNeelan

## SELLING SHAREHOLDER COUNTERPART SIGNATURE PAGE

The undersigned hereby:

1. joins, as a "Selling Shareholder," in the Agreement with Selling Shareholders with Heartland Bancshares, Inc. (the "Company"), in order to induce the Company to list the undersigned as among the Selling Shareholders in the definitive Offering Circular to be included in the Offering Statement, as it will be amended, all as described by such Agreement;

2. agrees that the undersigned presently intends to consider (but is not obligated to offer or sell any such shares) the offer and sale of up to the number of shares specified below (but not more than such number of Shares) pursuant to the Offering Statement during the twelve-month period that will commence upon the qualification of the Offering Statement under Regulation A, and

3. authorizes the Company to list the undersigned as a Selling Shareholder with respect to such number of Shares in such definitive Offering Circular.

Number of Shares: 5,000



Signature of Selling Shareholder

Printed Name of Selling Shareholder: Jeffrey D. Joyce





I/1898371.2

## SELLING SHAREHOLDER COUNTERPART SIGNATURE PAGE

The undersigned hereby:

1. joins, as a "Selling Shareholder," in the Agreement with Selling Shareholders with Heartland Bancshares, Inc. (the "Company"), in order to induce the Company to list the undersigned as among the Selling Shareholders in the definitive Offering Circular to be included in the Offering Statement, as it will be amended, all as described by such Agreement;

2. agrees that the undersigned presently intends to consider (but is not obligated to offer or sell any such shares) the offer and sale of up to the number of shares specified below (but not more than such number of Shares) pursuant to the Offering Statement during the twelve-month period that will commence upon the qualification of the Offering Statement under Regulation A, and

3. authorizes the Company to list the undersigned as a Selling Shareholder with respect to such number of Shares in such definitive Offering Circular.

Number of Shares: 3,000



Signature of Selling Shareholder

Printed Name of Selling Shareholder: ROBERT RICHARDSON

42



I/1898371.2

## SELLING SHAREHOLDER COUNTERPART SIGNATURE PAGE

The undersigned hereby:

1. joins, as a "Selling Shareholder," in the Agreement with Selling Shareholders with Heartland Bancshares, Inc. (the "Company"), in order to induce the Company to list the undersigned as among the Selling Shareholders in the definitive Offering Circular to be included in the Offering Statement, as it will be amended, all as described by such Agreement;

2. agrees that the undersigned presently intends to consider (but is not obligated to offer or sell any such shares) the offer and sale of up to the number of shares specified below (but not more than such number of Shares) pursuant to the Offering Statement during the twelve-month period that will commence upon the qualification of the Offering Statement under Regulation A, and

3. authorizes the Company to list the undersigned as a Selling Shareholder with respect to such number of Shares in such definitive Offering Circular.

Number of Shares: 1,000



Signature of Selling Shareholder

Printed Name of Selling Shareholder: Steven W Reed

## SELLING SHAREHOLDER COUNTERPART SIGNATURE PAGE

The undersigned hereby:

1. joins, as a "Selling Shareholder," in the Agreement with Selling Shareholders with Heartland Bancshares, Inc. (the "Company"), in order to induce the Company to list the undersigned as among the Selling Shareholders in the definitive Offering Circular to be included in the Offering Statement, as it will be amended, all as described by such Agreement;

2. agrees that the undersigned presently intends to consider (but is not obligated to offer or sell any such shares) the offer and sale of up to the number of shares specified below (but not more than such number of Shares) pursuant to the Offering Statement during the twelve-month period that will commence upon the qualification of the Offering Statement under Regulation A, and

3. authorizes the Company to list the undersigned as a Selling Shareholder with respect to such number of Shares in such definitive Offering Circular.

Number of Shares: 8000



Signature of Selling Shareholder

Printed Name of Selling Shareholder: GORDON R. DUNN

**SELLING SHAREHOLDER COUNTERPART SIGNATURE PAGE**

The undersigned hereby:

1. joins, as a "Selling Shareholder," in the Agreement with Selling Shareholders with Heartland Bancshares, Inc. (the "Company"), in order to induce the Company to list the undersigned as among the Selling Shareholders in the definitive Offering Circular to be included in the Offering Statement, as it will be amended, all as described by such Agreement;

2. agrees that the undersigned presently intends to consider (but is not obligated to offer or sell any such shares) the offer and sale of up to the number of shares specified below (but not more than such number of Shares) pursuant to the Offering Statement during the twelve-month period that will commence upon the qualification of the Offering Statement under Regulation A, and

3. authorizes the Company to list the undersigned as a Selling Shareholder with respect to such number of Shares in such definitive Offering Circular.

Number of Shares: 1000

[signature]
Signature of Selling Shareholder

Printed Name of Selling Shareholder: PAUL ST PIERRE

## SELLING SHAREHOLDER COUNTERPART SIGNATURE PAGE

The undersigned hereby:

1. joins, as a "Selling Shareholder," in the Agreement with Selling Shareholders with Heartland Bancshares, Inc. (the "Company"), in order to induce the Company to list the undersigned as among the Selling Shareholders in the definitive Offering Circular to be included in the Offering Statement, as it will be amended, all as described by such Agreement;

2. agrees that the undersigned presently intends to consider (but is not obligated to offer or sell any such shares) the offer and sale of up to the number of shares specified below (but not more than such number of Shares) pursuant to the Offering Statement during the twelve-month period that will commence upon the qualification of the Offering Statement under Regulation A, and

3. authorizes the Company to list the undersigned as a Selling Shareholder with respect to such number of Shares in such definitive Offering Circular.

Number of Shares: 1,000

Janette F Koon

Signature of Selling Shareholder

Printed Name of Selling Shareholder: Janette F. Koon

**SELLING SHAREHOLDER COUNTERPART SIGNATURE PAGE**

The undersigned hereby:

1. joins, as a "Selling Shareholder," in the Agreement with Selling Shareholders with Heartland Bancshares, Inc. (the "Company"), in order to induce the Company to list the undersigned as among the Selling Shareholders in the definitive Offering Circular to be included in the Offering Statement, as it will be amended, all as described by such Agreement;

2. agrees that the undersigned presently intends to consider (but is not obligated to offer or sell any such shares) the offer and sale of up to the number of shares specified below (but not more than such number of Shares) pursuant to the Offering Statement during the twelve-month period that will commence upon the qualification of the Offering Statement under Regulation A, and

3. authorizes the Company to list the undersigned as a Selling Shareholder with respect to such number of Shares in such definitive Offering Circular.

Number of Shares: 8,000

J. Michael Jarvis

Signature of Selling Shareholder

Printed Name of Selling Shareholder: J. MICHAEL JARVIS

## SELLING SHAREHOLDER COUNTERPART SIGNATURE PAGE

The undersigned hereby:

1. joins, as a "Selling Shareholder," in the Agreement with Selling Shareholders with Heartland Bancshares, Inc. (the "Company"), in order to induce the Company to list the undersigned as among the Selling Shareholders in the definitive Offering Circular to be included in the Offering Statement, as it will be amended, all as described by such Agreement;

2. agrees that the undersigned presently intends to consider (but is not obligated to offer or sell any such shares) the offer and sale of up to the number of shares specified below (but not more than such number of Shares) pursuant to the Offering Statement during the twelve-month period that will commence upon the qualification of the Offering Statement under Regulation A, and

3. authorizes the Company to list the undersigned as a Selling Shareholder with respect to such number of Shares in such definitive Offering Circular.

Number of Shares: 8,000



Signature of Selling Shareholder

Printed Name of Selling Shareholder: John A. Norton



I/1898371.2

## SELLING SHAREHOLDER COUNTERPART SIGNATURE PAGE

The undersigned hereby:

1. joins, as a "Selling Shareholder," in the Agreement with Selling Shareholders with Heartland Bancshares, Inc. (the "Company"), in order to induce the Company to list the undersigned as among the Selling Shareholders in the definitive Offering Circular to be included in the Offering Statement, as it will be amended, all as described by such Agreement;

2. agrees that the undersigned presently intends to consider (but is not obligated to offer or sell any such shares) the offer and sale of up to the number of shares specified below (but not more than such number of Shares) pursuant to the Offering Statement during the twelve-month period that will commence upon the qualification of the Offering Statement under Regulation A, and

3. authorizes the Company to list the undersigned as a Selling Shareholder with respect to such number of Shares in such definitive Offering Circular.

Number of Shares: 8,000

Sharon K Acton

Signature of Selling Shareholder

Printed Name of Selling Shareholder: Sharon K Acton

EXHIBIT 15.2

# HEARTLAND BANCSHARES, INC.

## OFFERING CIRCULAR

## 184,540 SHARES OF COMMON STOCK

This offering circular relates to the offer and sale by Heartland Bancshares, Inc., from time to time of up to 184,540 shares of the authorized (but presently unissued) common stock (including accompanying preferred stock purchase rights) of Heartland Bancshares, Inc., that we may be obligated to issue and sell to our current and former directors, officers and employees pursuant to their exercise of options that we have granted under one or more of our stock option plans that are described in this offering circular.

We do not know when or in what amounts the options described above may be exercised by their holders. Such holders may exercise all, some or none of their options and consequently we may issue and sell all, some or none of the shares of our common stock that are offered by this offering circular.

Our common stock is not listed on any national securities exchange but it is currently quoted in the OTC Bulletin Board under the symbol "HRTB." On August 22, 2007, the most recent practicable date prior to the date of finalization of this offering circular, the last reported sale price of our common stock was $14.50.

Our executive offices are located at 420 North Morton Street, P.O. Box 469, Franklin, Indiana 46131-0469, and you can call our executive offices by dialing (317) 738-3915.

**SEE "RISK FACTORS" BEGINNING ON PAGE 2 FOR VARIOUS RISKS THAT YOU SHOULD CAREFULLY CONSIDER BEFORE YOU PURCHASE ANY SHARES OF OUR COMMON STOCK.**

**THESE SECURITIES ARE NOT SAVINGS OR DEPOSIT ACCOUNTS OR OTHER OBLIGATIONS OF ANY BANK, AND THEY ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.**

**THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.**

| | Price to public | Underwriting Discount and commissions | Proceeds to issuer |
|---|---|---|---|
| Per share | * | None | * |
| Total | * | None | * |

* The price to public, and also the proceeds to us, at which our shares of common stock are being offered under this offering circular are fixed by the option grant documents that relate to the options that have been issued by us under our stock option plans described by this offering circular. As of August 22, 2007, there were an aggregate of 184,540 of such options outstanding which were exercisable at a weighted average exercise price per share of $9.56 per share, or an aggregate of $1,763,743.27. We expect to incur expenses associated with this offering of $15,000.

The date of this offering circular is August 30, 2007.

TABLE OF CONTENTS

## YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS OFFERING CIRCULAR AND ANY SUPPLEMENTS DELIVERED WITH IT BY US

We have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. Information in our annual report to our shareholders or other information that we may publish or distribute, including material that may appear on our corporate Internet web site, is not part of this offering circular and you should not rely upon such information in deciding whether to invest in shares that are offered by this document.

## THIS OFFERING IS MADE ONLY IN CERTAIN STATES

We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where such offers and sales are permitted.

## DATING OF OUR OFFERING CIRCULAR

The information in this offering circular is accurate only as of the date on the front cover, regardless of the time of delivery of this offering circular or of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since this date and may change again.

## FORWARD-LOOKING STATEMENTS

This offering circular contains statements that constitute "forward-looking statements" as defined by federal securities laws. Those statements appear in a number of places and may include, but are not limited to, statements regarding our intent, belief or current expectations or those of our management with respect to (i) our strategic plans; (ii) trends in the demand for our products; (iii) trends in the industries that consume our products; (iv) our ability to develop new products; and (v) our ability to make capital expenditures and finance operations. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors, many of which are beyond our control.

In addition, we have based these forward-looking statements on our current expectations and projections about future events. Although we believe that the assumptions on which the forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate. As a result, the forward-looking statements based upon those assumptions also could be incorrect. The "Risk Factors" section of this offering circular list some of the factors that could cause our actual results to vary materially from those expressed or implied by any forward-looking statements. Other risks, uncertainties, and factors that could cause our actual results to vary materially from those expressed or implied by any forward-looking statement include the unknown future direction of interest rates and the timing and magnitude of any changes in interest rates; the effects of changes in competitive conditions; acquisitions of other businesses or intangible customer relationships of other companies by us and costs of integrations of such acquired businesses and intangible customer relationships; the introduction, withdrawal, success, and timing of business initiatives and strategies; changes in customer borrowing, repayment, investment, and deposit practices; changes in fiscal, monetary, and tax policies; changes in financial and capital markets; changes in general economic conditions, either nationally or regionally, resulting in, among other things, credit quality deterioration; the impact, extent and timing of technological changes; capital management activities; actions of the Federal Reserve Board and legislative and regulatory actions and reforms; changes in accounting principles and interpretations; the inherent uncertainties involved in litigation and regulatory proceedings which could result in our incurring loss or damage regardless of the merits of our claims or defenses; and the continued availability of earnings and excess capital sufficient for the lawful and prudent declaration and payment of cash dividends. Investors should consider these risks, uncertainties, and other factors in addition to those mentioned by us in any supplement to this offering circular, and in our press releases or other public statements from time to time, when considering any forward-looking statement.

## OFFERING CIRCULAR SUMMARY

The following summary highlights information about us and is qualified in its entirety by the more detailed information and financial statements and notes thereto included elsewhere in this offering circular. You should carefully read and consider this entire offering circular, including the information set forth under the heading "Risk Factors." All references to fiscal years in this offering circular refer to our fiscal years which, for all periods presented, ended on December 31. As used in this offering circular, the terms "our company," "the company," "we," "our," and "us" include, when the context so requires, Heartland Bancshares, Inc., and its consolidated subsidiaries, including Heartland Community Bank. The term "you" refers to a prospective purchaser of shares of our common stock.

| | |
|---|---|
| The Company | Heartland Bancshares, Inc. |
| The Option Plan Offering | We are offering to issue and sell under this offering circular up to 184,540 shares of our authorized (but presently unissued) common stock that we may be obligated to issue and sell to our current and former directors, officers and employees pursuant to their exercise of options that we have granted under one or more of our stock option plans that are described in this offering circular. |
| Use of Proceeds | We will use all of the proceeds that we receive upon the exercise of options for our parent company's general corporate purposes, which may include contributions of such proceeds to the capital of our bank subsidiary. |
| Determination of Offering Price | The offering price for the shares that we are offering to issue and sell under this offering circular has been fixed by the individual option grants that we have issued under the option plans. As of the date of this offering circular, there were an aggregate of 184,540 of such options outstanding which were exercisable at a weighted average exercise price per share of $9.56 per share, or an aggregate of $1,763,743.27. |
| Tax Consequences | Persons exercising stock options should review the summaries of the tax consequences of doing so that is included in this offering circular under the discussion of the option plans and should consult with their tax advisors concerning their own particular situations. |

## RISK FACTORS

***You should carefully consider the risks described below and all other information contained in this offering circular before making an investment decision. If any of the following risks, as well as other risks and uncertainties that are not yet identified or that we currently think are immaterial, actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of our shares could decline, and you may lose part or all of your investment.***

**Risks Related to Our Business**

***We face intense competition in our market area.***

The banking and financial services business in our market area is highly competitive. We face strong competition for deposits, loans and other financial services from numerous Indiana and out-of-state banks, thrifts, credit unions and other financial institutions as well as other entities which provide financial services, including consumer finance companies, securities brokerage firms, mortgage brokers, equipment leasing companies, insurance companies, mutual funds, and other lending sources and investment alternatives. Some of the financial institutions and financial services organizations with which we compete are not subject to the same degree of regulation as we experience. Many of these competitors have substantially higher lending limits, and have greater capital and technology resources. Moreover, new banks could be organized in our market area which might bid aggressively for new business to capture market share in this market.

***Our success is tied to the economy of the communities that we serve.***

We conduct business from offices that are exclusively located in Johnson County in central Indiana, from which substantially all of our customer base is drawn. Because of the geographic concentration of our operations and customer base, our results depend largely upon economic conditions in this area. The Johnson County economy is diversified among various manufacturing, service and retail businesses, with no single employer or group of employers accounting for any substantial portion of the County's total employment. Deterioration in economic conditions in this area, however, could adversely affect the quality of our loan portfolio and the demand for our products and services, and accordingly, could have a material adverse effect on our business, financial condition, results of operations and liquidity.

***We depend on the continued services of our founders.***

We were founded in 1997 by a group of bankers with significant banking experience and community relationships in the Johnson County communities that we serve. Two of these founding officers, Steve Bechman, our CEO, and Jeffrey Goben, our Executive Vice President, are particularly important to our community banking business, and if either or both of them were to no longer lead our banking business for any reason, our business could suffer.

***Future expansion and capital management strategies will carry both risks and rewards.***

We may from time to time consider opportunities to expand our businesses by launching new internal business initiatives and by buying or investing in other businesses. Our earnings and financial condition could be adversely affected to the extent that these acquisitions or other business initiatives and strategies are not successful (or take longer than expected to achieve expected results); these initiatives or strategies could even result in losses. We also from time to time will engage in activities (such as repurchasing and issuing our capital stock or other securities, and utilizing our borrowing capacity to borrow funds from third party lenders on short and long term bases) in order to manage our capital structure in a manner that we believe is most advantageous. These capital management activities, however, also carry risks in the event that our business does not develop as expected, or there are changes in prevailing interest rates or in any market for our stock or in the capital and financial markets generally.

***We are subject to the risks faced generally by community banks, including:***

- *Our loans may experience higher losses than we anticipate* -- *a* significant source of risk for any bank or other enterprise that lends money arises from the possibility that excessive losses will be sustained because borrowers, guarantors and related parties may fail (because of financial difficulties or other reasons) to perform in accordance with the terms of their loan agreements. We make loans on both a secured and unsecured basis. Secured loans may still result in losses to us, however, because collateral values may be misrepresented to us at the time of loan origination, and such values may be adversely affected by changes in prevailing economic, environmental and other conditions, including declines in the value of real estate, changes in interest rates, changes in monetary and fiscal policies of the federal government, wide-spread disease, terrorist activity, environmental contamination, natural disasters, and other external events. We experienced a net loss in 2002 due to large loan losses in our loan portfolio. While we have since then adopted procedures and policies that we believe are appropriate to improve the quality of the loans that we make, and we believe that our credit quality has improved in recent years, we may incur unexpected credit-related losses that could have a material adverse effect on our business, financial condition, results of operations and liquidity;

- *Our earnings may be affected by interest rate movements* – a bank's earnings depends largely on the relationship between the yield on earning assets, primarily loans and investments, and the cost of funds, primarily deposits and borrowings. This relationship, known as the interest rate spread, is subject to fluctuation and is affected by economic and competitive factors which influence interest rates, the volume and mix of interest-earning assets and interest-bearing liabilities and the level of non-performing assets. Fluctuations in interest rates affect the demand of customers for our products and services. We are subject to interest rate risk to the degree that our interest-bearing liabilities reprice or mature more slowly or more rapidly or on a different basis than our interest-earning assets. Significant fluctuations in interest rates could have a material adverse effect on our business, financial condition, results of operations or liquidity;

- *We must successfully adapt to advances in technology* -- the banking industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend in part on our ability to address the needs of its customers by using technology to provide products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements, which might enable them to perform certain functions at a lower cost. There can be no assurance that we will be able to effectively implement new technology-driven products and services or be successful in marketing such products and services to our customers;

- *Actions of the government can adversely affect our business* --the banking industry is heavily regulated. Many of these regulations are intended to protect depositors, the public, and the deposit insurance funds administered by the FDIC, not shareholders. Applicable laws, regulations, interpretations and enforcement policies have been subject to significant, and sometimes retroactively applied, changes in recent years, and may be subject to significant future changes. There can be no assurance that such future changes will not adversely affect our business. In addition, the burden imposed by federal and state regulations may place banks in general at a competitive disadvantage compared to less regulated competitors. Further, federal monetary policy, particularly as implemented through the Federal Reserve System, significantly affects credit conditions for banks, and any unfavorable change in these conditions could have a material adverse effect on our business, financial condition, results of operations or liquidity; and

- *Accounting principles, policies and interpretations may change, resulting in changes in the way we report our financial condition and results of operations.* Our financial condition and results of operations that are presented in the Consolidated Financial Statements, accompanying Notes to the Consolidated Financial Statements, appearing elsewhere within this offering statement are dependent upon our accounting policies. The selection of and application of these policies involve estimates, judgments and uncertainties that are subject to change, and the effect of any change in estimates or judgments that might be caused by future developments or resolution of uncertainties could be materially adverse to our reported financial condition and results of operations. In addition, authorities that prescribe accounting principles and standards for public companies from time to time change those principles or standards or adopt formal or informal interpretations of existing principles or standards, which changes or interpretations (to the extent applicable to us) could result in changes that would be materially adverse to our reported financial condition and results of operations.

*If we should be required to resume SEC reporting, our expenses would increase.*

We suspended filing annual, quarterly, current and other reports with the Securities and Exchange Commission ("SEC") in early 2006, as permitted by securities laws, because the number of our shareholders of record had fallen below 300 as of the first day of 2006. At July 31, 2007, this number was 290. If for any reason the number of our shareholders of record increases to 300 or more as of January 1 of the year 2008 or of any subsequent year, we may immediately be required to resume filing these SEC reports, which would significantly increase our costs for professional services (accounting and legal) and would require significant more time of our executive officers.

**Risks Related to Shares of Our Common Stock and the Trading Markets**

***Trading in our stock in the over-the-counter market is limited.***

Our stock is regularly quoted by brokers and dealers through the NASD OTC Bulletin Board but there are many trading days when our stock does not trade. During the 10 week period ended July 31, 2007, the average daily trading volume in our shares as reported by the NASD was only 3,068 shares.

***The offering of a substantial number of our shares by certain selling shareholders may depress the market price of our stock.***

Concurrently with this offering, we have also qualified with the SEC under the SEC's Regulation A an offering by our directors and officers of up to 56,500 of our shares that they own (or may acquire pursuant to the exercise by them of their stock options). We will not receive any of the proceeds of the shares, if any, that are sold by our officers and directors under this other offering. The potential introduction into the market for our shares of selling efforts with respect to these 56,500 shares could have a dampening effect on the prices that may prevail from time to time for our stock during the offering period, and beyond. In addition, we may not be able to make purchases of our own shares pursuant to our market repurchase program at any time during which offers and sales are being made pursuant to the offering circular that covers the offers and sales by these directors and officers, which could further reduce the relative volume of purchase interest in our stock as compared to the volume of sales interest in our stock.

***We might not continue to pay cash dividends in the future.***

We do not have a lengthy history of the regular and systematic payment of cash dividends. We will be largely dependent upon dividends paid by our bank subsidiary to us in order to obtain the funds to pay dividends on our common shares. Future earnings of our bank, and resulting dividends to us, might not be sufficient to permit the prudent declaration and payment of dividends to our shareholders in the future. Therefore, these shares should not be purchased by persons who need or desire dividend income from this investment.

***The price of our stock is subject to stock market fluctuations.***

The price of our common stock could fluctuate in response to a number of factors, including the impact of the introduction into the market of the up to 56,500 shares that may be offered by our directors and officers, as described above, and other factors listed elsewhere in this "Risk Factors" section, and other factors such as:

- our operating performance and the performance of other similar companies and companies deemed to be similar;
- the operating and stock price performance of other companies that investors may deem comparable to us;
- announcements by us of acquisitions of other banks or businesses, or of plans to establish branches;
- market conditions in the banking sector; and
- rumors relating to us or our competitors.

***The market for our stock may be affected by our non-reporting status with the SEC.***

We suspended filing periodic financial and other reports with the SEC in the first quarter of 2006 and we do not anticipate that we will resume filing such reports in the foreseeable future. While our management is not aware that this reduced level of available information has hampered our stock market performance, we cannot be certain that this factor has not had an impact, and may not have an impact in the future, on our stock market price or trading volume.

***Our anti-takeover protections may influence the market price of our stock.***

The Indiana Business Corporation Law, our Articles of Incorporation and Bylaws, and our "poison pill" shareholder rights plan, contain certain provisions that may be employed by our Board of Directors in any given case to discourage, delay or prevent a change in control of the Company. Further, our board of directors could issue to friendly third parties substantial numbers of our authorized but unissued common shares, and a substantial number of "blank check" authorized but unissued preferred shares, in order to frustrate takeover attempts that our board might deem not to be in the best interests of shareholders. These protections might affect the market price of our stock by discouraging third parties from making bids to acquire control, and by enabling our board to reject premium-priced takeover proposals that our board may deem to be inadequate from a financial point of view to our shareholders or otherwise not to be in the best interests of our company.

## USE OF PROCEEDS

We will use all of the proceeds that we receive upon the exercise of options for our parent company's general corporate purposes, which may include contributions of such proceeds to the capital of our bank subsidiary.

## MARKET FOR OUR COMMON STOCK, DIVIDENDS AND RELATED STOCKHOLDER MATTERS

Our common stock is not currently listed on any national securities exchange or on NASDAQ. Our common stock has been quoted in the over-the-counter market on the OTC Bulletin Board under the symbol HRTB since October 3, 1997.

The following table sets forth the reported high and low bid prices of the Common Stock for each quarter during the past two years and the first three quarters of 2007 as reported on the OTC Bulletin Board and the dividends per share paid by quarter during those quarters. These over-the-counter market quotations reflect inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

| | High Bid ($) | Low Bid ($) | Cash Dividend ($) |
|---|---|---|---|
| First Quarter 2005 | 13.90 | 12.75 | -- |
| Second Quarter 2005 | 13.51 | 12.00 | -- |
| Third Quarter 2005 | 13.51 | 12.10 | -- |
| Fourth Quarter 2005 | 13.80 | 13.00 | .20 |
| First Quarter 2006 | 14.25 | 13.05 | .05 |
| Second Quarter 2006 | 14.25 | 13.45 | .05 |
| Third Quarter 2006 | 13.80 | 13.00 | .05 |
| Fourth Quarter 2006 | 14.99 | 13.00 | .05 |
| First Quarter 2007 | 15.10 | 14.25 | .05 |
| Second Quarter 2007 | 15.10 | 14.65 | .05 |
| Third Quarter 2007 (through August 14, 2007) | 15.25 | 14.30 | -- |

The last reported sale price of our common stock on August 22, 2007 was $14.50 per share. You are advised to obtain current market quotations for our common stock. No assurance can be given as to the market prices of our common stock at any time after the date of this offering circular.

Heartland had approximately 249 shareholders of record (not including beneficial "street name" owners, and not including approximately 41 banks or brokers who held our securities in the nominee name of Cede & Co.) on July 31, 2007.

We paid no cash dividends to our shareholders from the time of our organization in 1997 until November 1, 2005, but since that time we have paid cash dividends as indicated in the table above. The declaration and payment of future cash dividends will be at the sole discretion of our parent company's Board of Directors and will depend on our results of operations and financial condition, capital requirements imposed by federal and state banking laws, regulations, and guidelines, the views and requirements of bank regulatory agencies, our future prospects, contractual arrangements, any limitations on the payment of dividends present in any current and future credit agreements, and other factors that our Board of Directors may deem relevant.

## OUR BUSINESS

### General

Our company is a one-bank holding company that was incorporated May 27, 1997. In order to raise the capital necessary to capitalize our subsidiary, Heartland Community Bank, we raised approximately $11,731,602 in equity capital through the sale of 1,394,172 shares of our common stock at $9.07 per share, net of underwriting discounts and offering costs. The Bank commenced banking operation December 17, 1997. The Bank operates from offices located in Franklin, Greenwood, and Bargersville, Indiana.

Our business consists primarily of attracting deposits from the general public, originating commercial, residential real estate and consumer loans and purchasing and selling certain investment securities. We also offer a certificate of deposit brokerage program.

We offer commercial loans to area businesses in addition to new home construction loans and business lines of credit. Consumer loans include, among others, new and used automobile and other secured and unsecured personal loans. We originate adjustable rate first mortgage loans, second mortgage loans and home equity lines of credit secured by single-family homes.

### Service Area

The Bank's primary service area is Johnson County, Indiana and the portion of Marion County (Indianapolis, Indiana) south of Southport Road. Johnson County has been one of the top five fastest growing counties in Indiana during the last 15 years. Census data may be obtained from the Census Bureau Internet site www.Census.gov. The majority of our customers reside in Johnson County. We operate one branch in Franklin and two in Greenwood, which are the two largest cities in the county, and a branch in Bargersville, in southwestern Johnson County. Franklin is located in the south-central portion of Johnson County. Greenwood is located on the northern edge of Johnson County and is contiguous with the southern border of Marion County. Bargersville is in the southwest portion of Johnson County.

Greenwood and Franklin are growing in population and have been for at least 15 years. According to the 2000 census, Franklin's population increased by 50.8% from the 1990 census total population. The Greenwood population grew by 37.2% from 1990 to 2000. Both Franklin and Greenwood have significant levels of retail businesses and some light manufacturing business. Both cities are bedroom communities to Indianapolis. Bargersville is a more rural town with more limited population growth and retail expansion.

The growth in Franklin and Greenwood has caused the majority of our lending activities to be focused in these areas. Due to the high levels of new housing and retail development, loan demand is primarily in residential and commercial real estate related loans.

### Competition

The industries in which we operate are highly competitive. We compete for commercial and retail banking business within its core banking segment not only with financial institutions that have offices in Johnson County but also with financial institutions that compete from other locations in Central Indiana and elsewhere. We compete with commercial banks, savings and loan associations, savings banks, credit unions, production credit associations, federal land banks, finance companies, credit card companies, personal loan companies, investment brokerage firms, insurance agencies, insurance companies, lease finance companies, money market funds, mortgage companies, and other non-depository financial intermediaries. Many of these banks and other organizations have substantially greater resources than our company.

### Employees

At July 31, 2007 we employed approximately 79 full-time equivalent employees. There are no collective bargaining agreements, and employee relations are considered to be good.

### Regulation and Supervision

Our parent bank holding company is subject to the Bank Holding Company Act of 1956, as amended ("BHC Act"), and is required to file with the Board of Governors of the Federal Reserve System ("FRB") annual reports and such additional information as the FRB may require. The FRB may also make examinations or inspections of our company. Under FRB policy, our parent company is expected to act as a source of financial strength to its bank subsidiary and to commit resources to support it even in circumstances where the parent company might not do so absent such an FRB policy.

Our subsidiary bank is under the supervision of and subject to examination by the Indiana Department of Financial Institutions ("DFI"), and the Federal Deposit Insurance Corporation ("FDIC"). Regulation and examination by banking regulatory agencies are primarily for the benefit of depositors rather than shareholders.

With certain exceptions, the BHC Act prohibits a bank holding company from engaging in (or acquiring direct or indirect control of more than 5 percent of the voting shares of any company engaged in) nonbanking activities. One of the principal exceptions to this prohibition is for activities deemed by the FRB to be "closely related to banking." Under current regulations, bank holding companies and their subsidiaries are permitted to engage in such banking-related business ventures as consumer finance; equipment leasing; credit life insurance; computer service bureau and software operations; mortgage banking; and securities brokerage.

Under the BHC Act, certain well-managed and well-capitalized bank holding companies may elect to be treated as a "financial holding company" and, as a result, be permitted to engage in a broader range of activities that are "financial in nature" and in activities that are determined to be incidental or complementary to activities that are financial in nature. These activities include underwriting, dealing in and making a market in securities; insurance underwriting and agency activities; and merchant banking. Banks may also engage through financial subsidiaries in certain of the activities permitted for financial holding companies, subject to certain conditions. We have not elected to become a financial holding company and our subsidiary bank has not elected to form any financial subsidiaries.

Our subsidiary bank may generally engage in activities that are permissible activities for state chartered banks under Indiana banking law, without regard to the limitations that might apply to such activities under the BHC Act if our parent company were to engage directly in such activities.

Indiana law and the BHC Act restrict certain types of expansion by the parent company and its bank subsidiary. We may be required to apply for prior approval from (or give prior notice and an opportunity for review to) the FRB, the DFI, and/or other bank regulatory or other regulatory agencies, as a condition to the acquisition or establishment of new offices, or the acquisition (by merger or consolidation, purchase or otherwise) of the stock, business or properties of other banks or other companies.

The earnings of commercial banks and their holding companies are affected not only by general economic conditions but also by the policies of various governmental regulatory authorities. In particular, the FRB regulates money and credit conditions and interest rates in order to influence general economic conditions, primarily through open-market operations in U.S. Government securities, varying the discount rate on bank borrowings, and setting reserve requirements against bank deposits. These policies have a significant influence on overall growth and distribution of bank loans, investments and deposits, and affect interest rates charged on loans and earned on investments or paid for time and savings deposits. FRB monetary policies have had a significant effect on the operating results of commercial banks in the past and this is expected to continue in the future. The general effect, if any, of such policies upon the future business and earnings of Heartland cannot accurately be predicted.

We are required by law to maintain minimum levels of capital. These required capital levels are expressed in terms of capital ratios, known as the leverage ratio and the capital to risk-based assets ratios. We significantly exceed the minimum required capital levels for each measure of capital adequacy.

Also, federal regulations define five categories of financial institutions for purposes of implementing prompt corrective action and supervisory enforcement requirements of the Federal Deposit Insurance Corporation Improvements Act of 1991. The category to which the most highly capitalized institutions are assigned is termed "well-capitalized." Institutions falling into this category must have a total risk-based capital ratio (the ratio of total capital to risk-weighted assets) of at least 10%, a Tier 1 risk-based capital ratio (the ratio of Tier 1, or "core", capital to risk-weighted assets) of at least 6%, a leverage ratio (the ratio of Tier 1 capital to total assets) of at least 5%, and must not be subject to any written agreement, order or directive from its regulator relative to meeting and maintaining a specific capital level. As of June 30, 2007, the Bank had a total risk-based capital ratio of 14.22% a Tier 1 risk-based capital ratio of 12.97% (based on Tier 1 capital of $18,743,000 and total risk-weighted assets of $144,534,000), and a Tier 1 leverage ratio of 9.16%. The Bank meets all of the requirements of the "well-capitalized" category. Accordingly, we do not expect these regulations to significantly impact operations.

Our parent company is a corporation separate and distinct from its bank subsidiary. Most of our parent company revenues will be received by it in the form of dividends, fees, and interest paid by its bank subsidiary. Our bank subsidiary is subject to statutory restrictions on its ability to pay dividends to our parent company, and on its ability to engage in other transactions with our parent company. The FRB possesses enforcement powers over bank holding companies and their non-bank subsidiaries that enable it to prevent or remedy actions that in its view may represent unsafe or unsound practices or violations of applicable statutes and regulations. Among these powers is the ability in appropriate cases to proscribe the payment of dividends by banks and bank holding companies. The FDIC and DFI possess similar enforcement powers over the bank subsidiary. The "prompt corrective action" provisions of federal banking law impose further restrictions on the payment of dividends by insured banks which fail to meet specified capital levels and, in some cases, their parent bank holding companies.

**Property**

We own our home office at 420 North Morton Street, Franklin, Indiana. This facility is used as the main banking office and our parent company's headquarters. The 5,700 square foot building was constructed prior to 1970 and underwent an extensive renovation in 1997 prior to the opening of the bank.

We lease two branch offices in Greenwood, Indiana, and the land on which the branch office in Bargersville, Indiana stands. We also lease a 12,500 square foot facility that was constructed in 2001 in Franklin, Indiana for loan production and loan and deposit operations, not as a branch facility.

**Significant Developments in Last Five Years**

Our business plan since the founding of our company in 1997 has been centered on the growth of our bank subsidiary. The bank has operated from its existing locations throughout the last five years.

During 2002, we experienced substantial losses resulting from credit quality problems, and federal and state bank regulators entered a cease and desist order against us. Under this order, we were required to take a number of affirmative steps to address regulatory concerns with our asset quality and our lending program, including but not limited to maintaining certain capital ratios; abiding by asset growth limitations; adopting and implementing plans to resolve certain criticized assets; eliminating or restricting future lending to borrowers whose loans have been criticized by the regulators; and adopting and implementing plans to reduce the volume of the Bank's acquisition, development and construction loans, commercial real-estate loans and high loan-to-value loans, as defined by FDIC Regulation Part 365, in relation to its capital. We worked diligently over the next several years to satisfy the provisions of this order, and the bank regulators released us from the order in early 2004 (subject to certain agreed stipulations, from which we were released in early 2005).

On August 31, 2004, we signed an agreement to merge with Blue River Bancshares, Inc., a holding company for federal savings banks that is headquartered in Shelbyville, Indiana, in a stock-for-stock transaction. After we filed applications seeking regulatory approvals, it became clear that approvals would not be obtained on a timely basis, and, accordingly, on February 10, 2005 a mutual agreement to terminate the merger was reached. Since that time, we have continued our growth strategy as a community bank serving our markets.

Since the losses incurred during 2002, our credit quality, earnings and financial condition have improved. During 2006, in our ninth full year of banking operations, we posted the highest annual earnings in our history, our fourth consecutive year with increased earnings.

In December 2006, we paid off our existing $5 million of trust preferred securities, which were bearing interest at a spread of 3.60% over LIBOR and issued $3 million of new trust preferred securities at a spread of 1.67% over LIBOR. The combination of those two transactions will have over $100,000 of positive impact on our net interest income in 2007.

Also during 2006, our Board of Directors approved a stock repurchase program pursuant to which the Company, from time to time and at management's discretion, may repurchase up to $1,000,000 of its common stock. No time limit was set for completion of the program. Under this program, we may purchase shares of our common stock through open market transactions or in privately negotiated block purchases or other private transactions (either solicited or unsolicited). The timing and amount of repurchase transactions under this program will depend on market conditions and corporate and regulatory considerations, and the program can be discontinued or suspended at any time. Open market purchases will be made subject to restrictions relating to volume, price and timing in an effort to minimize the impact of the purchases upon the market for the Company's common stock. Purchases will be funded from available working capital at the parent company and from dividends from its bank subsidiary. Since the time of the adoption of the program though the date of this Offering Circular, we have purchased an aggregate of 62,131 shares at an average price of $14.59 and an aggregate purchase price of $906,709. Accordingly, while the Board of Directors may from time to time authorize the making of further purchases and authorize additional repurchase programs, we have substantially completed the purchases of shares that were authorized during 2006 pursuant to the 2006 program.

In December 2006, the Bank signed a purchase agreement to buy land in Greenwood, Indiana with the intent to build a branch facility in 2007. The purchase of the land is not yet final and construction has not yet begun.

## SELECTED FINANCIAL DATA

The information presented below for the five-year period ended December 31, 2006, and as of and for the three and six month periods ended June 30, 2007, should be read in conjunction with the consolidated financial statements attached to this Offering Circular and with MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS immediately following this information. Shares outstanding have decreased since June 30, 2007, as a result of the purchase of 22,000 shares during July, 2007 by Heartland in an open market transaction from a non-affiliated shareholder pursuant to Heartland's repurchase program for a total purchase price of $330,000.

*(Dollar amounts in thousands except per share data.)*

Income Statement Data:

| | Three Months Ended June 30, | | Six Months Ended June 30, | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| Interest income | $ 3,332 | $ 3,129 | $ 6,526 | $ 6,043 |
| Interest expense | 1,563 | 1,343 | 3,023 | 2,555 |
| Provision for loan losses | 20 | 52 | 20 | 78 |
| Noninterest income | 536 | 461 | 1,015 | 1,076 |
| Noninterest expense | 1,875 | 1,849 | 3,756 | 3,631 |
| Income tax expense | 111 | 81 | 186 | 233 |
| Net income | $ 299 | $ 265 | $ 556 | $ 622 |
| Basic earnings per share | $ .21 | $ .19 | $ .40 | $ .44 |
| Diluted earnings per share | $ .21 | $ .18 | $ .38 | $ .43 |
| Weighted average shares outstanding | 1,397,648 | 1,411,495 | 1,399,063 | 1,411,495 |
| Dilutive weighted average shares outstanding | 1,451,794 | 1,464,501 | 1,452,686 | 1,436,972 |

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2006 | 2005 | 2004 | 2003 | 2002 |
| Total interest income | $ 12,780 | $ 10,792 | $ 9,236 | $ 9,230 | $ 10,972 |
| Total interest expense | 5,636 | 3,704 | 2,331 | 2,758 | 4,207 |
| Net interest income | 7,144 | 7,088 | 6,905 | 6,472 | 6,765 |
| Provision for loan losses | 202 | 195 | (200) | 692 | 3,150 |
| Noninterest income | 2,605 | 2,015 | 1,960 | 2,222 | 1,944 |
| Noninterest expense | 7,110 | 7,046 | 7,235 | 7,412 | 7,609 |
| Provision for income taxes | 532 | 584 | 606 | 176 | (837) |
| Net income/(loss) | $ 1,365 | $ 1,278 | $ 1,224 | $ 414 | $ (1,213) |
| Basic earnings per share | $ .97 | $ .91 | $ .88 | $ .30 | $ (.87) |
| Dilutive earnings per share | $ .93 | $ .88 | $ .85 | $ .30 | $ (.87) |
| Weighted average shares outstanding | 1,411,650 | 1,407,469 | 1,394,172 | 1,394,172 | 1,394,172 |
| Dilutive weighted average shares outstanding | 1,460,959 | 1,454,403 | 1,440,307 | 1,396,449 | 1,394,172 |

Period-End Balances:

| | June 30 | December 31, | | | | |
|---|---|---|---|---|---|---|
| | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
| Total Assets | $ 205,870 | $ 204,707 | $ 196,666 | $ 185,837 | $ 167,929 | $ 176,812 |
| Loans, Net of Allowance for Loan Losses | 139,009 | 132,304 | 122,602 | 121,848 | 110,255 | 116,422 |
| Demand & Savings Deposits | 88,801 | 94,764 | 91,263 | 95,126 | 86,751 | 78,950 |
| Time Deposits | 83,204 | 75,640 | 70,400 | 60,536 | 50,755 | 69,449 |
| Borrowings | 17,162 | 17,770 | 19,806 | 15,629 | 16,967 | 15,406 |
| Shareholders' Equity | 15,342 | 15,286 | 14,105 | 13,506 | 12,552 | 12,200 |
| Book Value Per Share | $ 11.00 | $ 10.92 | $ 9.99 | $ 9.69 | $ 9.00 | $ 8.75 |
| Shares outstanding | 1,393,994 | 1,400,494 | 1,411,945 | 1,394,172 | 1,394,172 | 1,394,172 |



*Dollar amounts are in thousands, except per share data*

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

*(Dollar amounts are in thousands, except per share data.)*

**Management Overview**

This discussion provides information concerning changes in the consolidated financial condition and results of operations of Heartland and the Bank for 2006 and 2005, and for the three and six months periods ended June 30, 2007 and 2006. The comments are intended to supplement and should be reviewed in conjunction with the consolidated financial statements related notes presented elsewhere herein. Heartland is no longer subject to the reporting requirements of the Securities Exchange Act of 1934 but is voluntarily presenting this discussion to shareholders and potential investors. Readers should understand that this discussion has therefore not been prepared with a view to compliance with Securities and Exchange Commission rules that are applicable to similar discussions that are prepared by companies that are subject to such reporting requirements.

**Years 2006 and 2005**

Heartland Bancshares, Inc. ("Heartland" or the "Corporation") is a one-bank holding company incorporated May 27, 1997. Heartland's primary asset is its wholly owned banking subsidiary, Heartland Community Bank ("the Bank"), an Indiana-chartered commercial bank. The Bank received regulatory approval to open in the fall of 1997 and commenced banking operations December 17, 1997. Heartland's primary business consists of attracting deposits from the general public and originating real estate, commercial and consumer loans and purchasing investments through its one office located in Franklin, two offices located in Greenwood, and one office located in Bargersville, Indiana.

The Bank's deposits are insured to the maximum extent permitted by law by the Federal Deposit Insurance Corporation ("FDIC"). The Bank is subject to comprehensive regulation, examination and supervision by the Indiana Department of Financial Institutions ("DFI") and the FDIC. Heartland is registered as a bank holding company with the Board of Governors of the Federal Reserve System ("FRB") and is subject to its regulation, examination and supervision.

Growing the balance sheet without sacrificing credit quality was the primary objective for the Bank in 2006. During 2006, the Bank's efforts resulted in $8,041 or 4.09% growth in total assets. Provision for loan losses was $202 for the year and nonperforming loans declined to $1,573. Detailed discussions of these areas can be found under the "RESULTS OF OPERATIONS" and "NONPERFORMING ASSETS AND ALLOWANCE FOR LOAN LOSSES" captions on the pages that follow.

Competition with other depository and lending institutions has been increasing in the Bank's market area and includes over 30 federally insured banks, credit unions, mortgage companies and consumer finance companies at December 31, 2006. The most significant challenge facing Heartland is achieving growth in the face of the high and rising level of competition while maintaining asset quality. Heartland's efforts to meet this challenge include providing exceptional customer service to existing customers and seeking new customer opportunities through personal involvement in the local communities and additional awareness by potential customers in our market area through marketing efforts.

Heartland's profitability is significantly influenced by the difference between income on its loans and investments and the cost of its deposits and borrowings. This difference is referred to as net interest income. Interest income from loans and investments is a function of the amount of loans and investments outstanding during the period and the interest rates earned. Interest expense related to deposits and borrowings is a function of the amount of deposits and borrowings outstanding during the period and the interest rates paid. Additional information regarding net interest income and non-interest income is included in "RESULTS OF OPERATIONS" below. During 2006, short term interest rates in general increased, while long term interest rates were relatively stable. The average yields earned by Heartland on interest earning assets increased by a lower amount than rates paid on interest bearing liabilities. However, the average volume of interest earning assets and interest bearing liabilities was higher in 2006 compared to 2005. The net effect caused Heartland's net interest income in 2006 to increase by $56 from 2005 net interest income.

At December 31, 2006, Heartland had $204,707 in total assets, an increase of $8,041 or 4.09% from the December 31, 2005 total of $196,666. The increase in assets was primarily comprised of an increase in loans, net of allowance, of $9,702 or 7.91%. Total deposits increased $8,741 or 5.41%, during the year. Total deposits were $170,404 at December 31, 2006 compared to $161,663 at December 31, 2005. Deposits increased due to more aggressive pricing and marketing efforts by Heartland and due to more favorable local market conditions caused by mergers involving banks in direct competition with Heartland. Total shareholders' equity was $15,286 and $14,105 at December 31, 2006 and December 31, 2005. The increase in equity was due to net income of $1,365 and other comprehensive gains of $258 for the year ended December 31, 2006. These were offset by cash dividends of $282.

**Results of Operations**

Heartland experienced an increase in average balances of loans and deposits during 2006. During 2006, short term interest rates in general increased, while long term interest rates were relatively stable. Changes in interest income and interest expense between the two periods discussed relate primarily to the difference in average loans and deposits and the increase in interest rates unless otherwise stated in the following discussion.

Heartland recorded net income of $1,365 or $.93 diluted earnings per share, for the year ended December 31, 2006 and net income of $1,278, or $.88 diluted earnings per share, for the year ended December 31, 2005. Growth in net interest income contributed $34 (after tax), growth in non-interest income contributed $30 (after tax) and higher levels of tax exempt interest income as a percentage of total income before taxes contributed $65 to the improvement in net income. The increase in provision for loan losses offset those contributions by $4 (after tax) and increases in non-interest expenses offset those increases by $38 (after tax).

Comprehensive income consists of net income and other comprehensive income such as unrealized gains and losses on securities available for sale, which is also recognized as a separate component of equity. Comprehensive income was $1,623 for the year ended December 31, 2006 compared to comprehensive income of $700 for the year ended December 31, 2005.

Interest income of $12,780 was earned during the year ended December 31, 2006, compared to $10,792 for the year ended December 31, 2005 and was primarily generated from securities and loans. Increases in balances of interest earning assets accounted for an increase in interest income of $578 and increases in average yields earned on interest earning assets contributed an increase of $1,410. The increase due to volume of interest earning assets was caused by a $374 increase in interest income due to higher average balances of loans, an $52 increase in interest income due to higher average balances of taxable securities and a $170 increase due to higher average balance of non-taxable securities, partially offset by a $18 decrease due to lower average balances of other interest earning assets. The increase in interest income caused by higher average yields on interest earning assets was due to a $1,179 increase due to higher average yields earned on loans, a $118 increase due to higher average yields earned on taxable investment securities, a $15 increase due to higher average yields earned on non-taxable investment securities and a $98 increase due to higher average yields on other interest earning assets. Overall, the average yield on earning assets increased 71 basis points to 6.73% for 2006 from 6.02% for 2005.

Interest expense of $5,636 was incurred during the year ended December 31, 2006 and $3,704 during the year ended December 31, 2005. Interest expense during 2006 and 2005 is primarily related to deposits and other borrowings. The increase in interest expense from 2005 to 2006 is comprised of a $334 increase due to higher average balance of interest bearing liabilities and a $1,598 increase due to higher average rates paid on interest bearing liabilities. The increase in interest expense caused by higher average balances of interest bearing liabilities was comprised of $251 from time deposits, and $107 from other borrowings, partially offset by a $15 decline in interest expense on DDA and savings deposits and a $9 decline in interest expense on short-term borrowings. The increase in interest expense on interest bearing liabilities due to higher rates paid was comprised of $562 from DDA and savings deposits $849 from time deposits, $47 from daily repurchase agreements and $140

*Dollar amounts are in thousands, except per share data.*

from other borrowings. Overall, the average rate paid on interest bearing liabilities increased 106 basis points to 3.43% for 2006 from 2.37% for 2005.

Net interest income for the year ended December 31, 2006 was $7,144 compared to $7,088 for the year ended December 31, 2005. The net interest margin decreased to 3.76% for 2006 compared to 3.95% for 2005.

The following tables depict for the years ended December 31, 2006 and 2005, certain information related to Heartland's average balance sheets and its average yields on assets and costs of liabilities. Such yields are derived by dividing income or expense by the average balance of the corresponding assets or liabilities. Average balances have been derived from daily averages. Non-accrual loan balances are included in the average balances of loans. Yields on non-taxable securities are not presented on a tax-equivalent basis.

| | Year Ended December 31, 2006 | | Year Ended December 31, 2005 | |
|---|---|---|---|---|
| | Average Balance | Yield/ Rate | Average Balance | Yield/ Rate |
| Interest earning assets | | | | |
| Short-term investments | $ 5,944 | 5.60% | $ 6,369 | 3.97% |
| Taxable securities | 36,550 | 4.24 | 35,250 | 3.91 |
| Non-taxable securities | 12,805 | 3.80 | 8,303 | 3.63 |
| Loans | 134,678 | 7.73 | 129,377 | 6.85 |
| Total interest earning assets | $ 189,977 | 6.73 | $ 179,299 | 6.02 |
| Interest bearing liabilities | | | | |
| Interest-bearing demand, Money Market and Savings Deposits | $ 72,744 | 2.25% | $ 73,753 | 1.47% |
| Time deposits | 71,525 | 4.22 | 63,874 | 3.00 |
| Short-term borrowings | 5,421 | 2.36 | 5,967 | 1.51 |
| Other borrowings | 14,644 | 5.84 | 12,605 | 4.82 |
| Total interest bearing liabilities | $ 164,334 | 3.43 | $ 156,199 | 2.37 |

| | 2006 | 2005 |
|---|---|---|
| Average yield on interest-earning assets | 6.73% | 6.02% |
| Average rate paid on interest-bearing liabilities | 3.43 | 2.37 |
| Net interest spread | 3.30 | 3.65 |
| Net interest margin (net interest income divided by average total interest-earning assets) | 3.76 | 3.95 |
| Return on average assets | 0.68 | 0.67 |
| Return on average equity | 9.35 | 9.49 |

The net interest margin decreased to 3.76% in 2006 from 3.95% in 2005. The net interest margin is calculated by dividing net interest income by average total interest earning assets. The average yield on interest earning assets increased 35 basis points less than the increase in average rates paid on interest bearing liabilities. The ratio of interest bearing liabilities to interest earning assets decreased slightly, to 86.50% for 2006 from 87.12% for 2005. The combined effect of the two resulted in the decrease in net interest margin.

The provision for loan losses was $202 for the year ended December 31, 2006 and $195 for the year ended December 31, 2005. Net charge-offs were $370 during the year ended December 31, 2006 and $617 during the



*Dollar amounts are in thousands, except per share data.*

year ended December 31, 2005. Non-performing loans decreased to $1,573 at December 31, 2006 from $1,851 at the end of 2005. Impaired loans decreased to $1,014 at December 31, 2006 from $1,244 at December 31, 2005. The allowance for loan losses was 1.42% of gross loans at December 31, 2006 and was 1.66% of gross loans at December 31, 2005 and covers non-performing loans 1.21x at year-end 2006, compared to 1.12x in 2005. For more detail on this area, see "NONPERFORMING ASSETS AND ALLOWANCE FOR LOAN LOSSES" below.

Non-interest income was $2,065 for the year ended December 31, 2006 and $2,015 for the year ended December 31, 2005 and consists primarily of miscellaneous fees, service charges, gain on sale of loans and other income. Gains related to the sale, service released, of loans decreased to $253 in 2006 from $424 in 2005, as interest rates rose and the fixed rate, residential real estate loan refinancing market declined. Net securities gains in 2006 and 2005 were $0 and $0. Gain on the sale of other real estate was $44 in 2006 compared to $10 in 2005. Other income was $343 and $243 for 2006 and 2005 and included items such as increase in cash surrender value of life insurance, income from other real estate owned and miscellaneous other income items.

Salaries and benefits expense for the year ended December 31, 2006 was $4,253 compared to $3,956 for the year ended December 31, 2005. The increase was primarily due to delays in replacing staff following turnover during 2005 compared to full staffing in 2006, along with higher wages paid to other existing staff in 2006. The bank has also entered into an agreement to purchase land in Greenwood, Indiana with the intent of constructing an additional branch facility during 2007. Salaries and benefits expense is expected to rise in 2007 due to that addition.

Occupancy and equipment expenses of $755 and $743 were incurred during the years ended December 31, 2006 and 2005. Those expenses consist primarily of lease payments for the branch and operations facilities, depreciation and utilities expenses. The increase was primarily due to higher lease expense on existing facilities and the addition and replacement of certain equipment during 2006. The bank has also entered into an agreement to purchase land in Greenwood, Indiana with the intent of constructing an additional branch facility during 2007. Occupancy and equipment expenses are expected to rise in 2007 due to that addition.

Data processing expense was $875 for the year ended December 31, 2006 compared to $782 for the year ended December 31, 2005. The increase in data processing expenses is related to higher volumes of loans and deposits, new on-line bill payment systems and processing for the overdraft privilege product.

FDIC Insurance was $20 for 2006 compared to $33 for 2005. The decrease is due to the change in the Bank's risk assessment by the FDIC effective April 1, 2005.

Professional fees decreased to $251 during 2006 from $499 during 2005. Professional fees related to the terminated merger agreement were $0 in 2006 and were $74 in 2005. During 2006, the Company suspended filing periodic reports with the Securities Exchange Commission. This change resulted in lower legal and accounting fees. The Bank also experienced a decline in professional fees related to loan collections including a substantial recovery of legal fees expensed in previous years after collection from one borrower.

The remaining expenses of $957 for the year ended December 31, 2006 and $1,033 for the year ended December 31, 2005, relate to various other items such as advertising, director fees, printing, supplies, loan expenses, postage, insurance and training. The decrease is primarily due to a $112 recovery of real estate taxes on property secured by a loan that were paid and expensed in 2003 and collected from the borrower in 2006. The bank has also entered into an agreement to purchase land in Greenwood, Indiana with the intent of constructing an additional branch facility during 2007. Other noninterest expenses are expected to rise in 2007 due to that addition.

Heartland recorded income tax expense of $532 for 2006 compared to $584 in 2005. The effective tax rate for 2006 was 28.04%, compared to 31.36%, in 2005. The change in the effective tax rate is primarily due to the increase in interest income on non-taxable securities as a percentage of the total net income before taxes in 2006 compared to 2005.

*Dollar amounts are in thousands, except per share data.*

## Lending Activities

The following table sets forth information concerning the composition of the Bank's loan portfolio in dollar amounts stated in thousands and percentages of loans at December 31.

| | 2006 | | 2005 | |
|---|---|---|---|---|
| | Amount | Percent of Gross loans | Amount | Percent of Gross loans |
| TYPE OF LOAN | | | | |
| Commercial loans and leases | $ 75,626 | 56.35% | $ 73,195 | 58.71% |
| Real estate construction and land development | 9,579 | 7.14 | 8,171 | 6.55 |
| Residential mortgages | 38,730 | 28.86 | 30,744 | 24.66 |
| Consumer | 10,270 | 7.65 | 12,561 | 10.08 |
| Gross loans | $ 134,205 | 100.00% | $ 124,671 | 100.00% |

COMMERCIAL LENDING. Commercial loans include loans secured by commercial real estate; and loans for business purchases, operations, inventory and lines of credit. At December 31, 2006, commercial loans totaled $75,626 or 56.35% of the Bank's total loan portfolio. Commercial loans totaled $73,195 or 58.71% of the Bank's loan portfolio at December 31, 2005. The increase in the dollar amount of commercial loans outstanding during 2006 was due to new loan originations and advances on existing loans in excess of principal repayments by borrowers and loan charge-offs.

REAL ESTATE CONSTRUCTION AND LAND DEVELOPMENT LOANS. Real estate construction and land development loans are secured by real estate and include commercial and residential construction loans and loans to develop land. At December 31, 2006, real estate construction and land development loans totaled $9,579 or 7.14% of the Bank's total loan portfolio compared to $8,171 or 6.55% of the Bank's total loan portfolio at December 31, 2005.

RESIDENTIAL MORTGAGE LOANS. Residential mortgage loans are predominantly secured by single-family homes. To reduce its exposure to changes in interest rates, the Bank currently originates adjustable rate first mortgage loans ("ARMs"), second mortgage loans and home equity lines of credit, also with adjustable rates. The Bank also occasionally originates and retains fixed rate mortgages. At December 31, 2006 the Bank's fixed rate residential mortgage loans totaled $12,905 compared to $4,926 at December 31, 2005. At December 31, 2006, the Bank's residential mortgage loans totaled $38,730 or 28.86% of the Bank's total loan portfolio compared to $30,744 or 24.66% of the Bank's total loans at December 31, 2005.

The Bank also originates fixed rate mortgages and sells them, servicing released, to various investors. At year-end 2006, the Bank held $1,858 of such loans that had been closed and were in the process of being delivered to secondary market buyers.

CONSUMER LENDING. The Bank makes various types of consumer loans including loans to depositors secured by pledges of their deposit accounts, new and used automobile loans, and secured and unsecured personal loans. At December 31, 2006 the Bank's consumer loans totaled approximately $10,270 or 7.65% of the Bank's total loan portfolio compared to $12,561 or 10.08% of the Bank's total loans at December 31, 2005.

## Nonperforming Assets And Allowance For Loan Losses

Nonperforming assets consist of nonperforming loans, real estate owned (acquired in foreclosure), and other repossessed assets. Nonperforming loans include non-accrual loans and accruing loans that are contractually past due 90 days or more as to interest or principal payments. Non-accrual loans include loans on which interest recognition has been suspended because they are 90 days past due as to interest or principal and loans where there is a question about the Bank's ability to collect all principal and interest. Nonperforming loans totaled $1,573 and $1,851 at December 31, 2006 and 2005.

The provision for loan losses is calculated as the amount needed in order to maintain the balance in the allowance for loan losses at the level estimated by the calculation of allocated allowance. During the year ended December 31, 2006, the provision for loan losses was $202 compared to $195 in 2005. Provision for loan losses recorded in 2006 was higher than 2005 primarily due to increased total loans outstanding. During 2006, Heartland recorded $370 of net charge-offs compared to $617 in 2004. Non-performing loans decreased by $125 during 2006.

At December 31, 2006 the balance of the allowance for loan losses was $1,901 or 1.42% of gross loans outstanding, compared to $2,069 or 1.66% of gross loans outstanding at December 31, 2005.

The allowance is maintained at an amount that we believe to be sufficient to absorb probable incurred losses in the loan portfolio. Monitoring loan quality and maintaining an adequate allowance is an ongoing process overseen by our senior management. On a monthly basis, a formal analysis of the adequacy of the allowance is prepared and reviewed by management and the board of directors. This analysis serves as a point in time assessment of the level of the allowance and serves as a basis for current provisions for loan losses.

Our loan quality monitoring process includes assigning loan grades to all loans and the use of a watch list to identify loans of concern. Management evaluates the credit quality of individual loans and borrowers and assigns a risk grade based on the various factors included in the evaluation. Loans receiving substandard risk grades are monitored regularly for repayment performance and changes in the borrowers' ability to repay the loans. These loans do not necessarily meet the definition of non-accrual or nonperforming loans and a substandard grade does not indicate that management expects a future loan loss.

## Deposit Activities

The Bank offers several types of deposit programs designed to attract both short-term and long-term savings by providing an assortment of accounts and rates. The Bank also obtains time deposits on a bid basis from customers or potential customers wishing to deposit amounts of at least $100. Total deposits were $170,404 at December 31, 2006 compared to $161,663 at December 31, 2005, an increase of $8,741 or 5.41%. The bank attempts to manage the total balances of certificates of deposit outstanding in conjunction with the changes in balances of loans outstanding.

Interest earned on statement savings accounts is paid from the date of deposit to the date of withdrawal, compounded and credited quarterly. Interest earned on money market demand deposit accounts is compounded and credited monthly. The interest rates on these accounts are reviewed by management of the Bank daily and adjusted as often as deemed necessary.

## Bank Liquidity And Interest Rate Sensitivity

Liquidity is a measure of the Bank's ability to meet its customers' present and future deposit withdrawals and/or increased loan demand without unduly penalizing earnings. Interest rate sensitivity involves the relationship between rate sensitive assets and liabilities and is an indication of the probable effects of interest rate movements on the Bank's net interest income. The Bank manages both its liquidity and interest sensitivity through a coordinated asset/liability management program directed by the Asset Liability Committee. The Bank utilizes a liquidity plan that includes liquidity ratios to be maintained and procedures for daily monitoring of liquidity needs, trends and changes in deposits.

Liquidity is provided by projecting loan demand and other financial needs and then maintaining sufficient funding sources and assets readily convertible into cash to meet these requirements. The Bank has provided for its liquidity needs by maintaining adequate balances in money market assets, through maturing loans and investments in its securities portfolio and by maintaining various short-term borrowing sources. At December 31, 2006, the Bank had $47,674 or 23.29% of total assets in securities available-for-sale, of which $29,100 were pledged to secure borrowings and for other purposes. The Bank also had $14,000 or 6.84% of total assets in cash and cash

*Dollar amounts are in thousands, except per share data.*

equivalents and an additional $5,000 available from unused federal funds purchased agreements with two large commercial banks. The Bank also has the ability to borrow from the Federal Home Loan Bank of Indianapolis with various repayment terms ranging from 1 day to 15 years. Such borrowings are secured by investment securities.

Liquidity needs primarily arise from the need to fund loan growth and the need to meet the withdrawal needs of depositors. During the year ended December 31, 2006, deposits increased by $8,741 throughout the year and provided cash inflows compared to cash outflows of $11,100 for loans made to customers, net of repayments. The excess cash provided was used to increase securities available for sale.

The Bank attempts to manage its rate sensitivity position through the use of variable-rate loans and by matching funds acquired, having a specific maturity, with loans, securities or money market investments with similar maturities. The Bank employs a variety of measurement techniques to identify and manage its exposure to changing interest rates. A simulation model is used to measure the Bank's net interest income volatility to changes in the level of interest rates, interest rate spreads, the shape of the yield curve and changing product growth patterns and investment strategies. Additionally, a rate sensitivity position is computed for various repricing intervals by calculating rate sensitivity gaps.

## Capital Adequacy

The Bank is subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative and qualitative measures of assets, liabilities and certain off-balance-sheet items calculated under regulatory accounting practices. Note 13 to the consolidated financial statements includes a table of the Bank's capital ratios and the related requirements.

## Parent Company Liquidity

Heartland is a legal entity separate and distinct from the Bank. There are various legal limitations on the extent to which the Bank can supply funds to Heartland. The principal source of Heartland's funds consists of dividends from the Bank. State and federal laws restrict the amount of dividends that may be paid by banks. In addition, the Bank is subject to certain restrictions imposed by the Federal Reserve on extensions of credit to Heartland or any of its subsidiaries, or investments in the stock or other securities as collateral for loans.

Liquidity management for Heartland, the parent company of the Bank, centers on the ability of Heartland to meet its obligations to the holders of the $3,093 subordinated debentures and to generate cash for the discretionary payment of dividends to shareholders. Heartland expects to rely upon liquid assets of the parent company as its short-term source of funds to meet its obligations with respect to the subordinated debentures, and to rely upon dividends from the Bank as the primary long-term source of funds to meet such obligations. At December 31, 2006, Heartland had sufficient liquid assets at the parent-company level to pay the interest payable on the subordinated debentures during 2007, and Heartland may elect to defer the payment of interest on such debentures for certain periods of time in any event.

Heartland had approximately $296 of parent-company cash that would have been available at December 31, 2006, for the payment of interest and other obligations on the subordinated debentures.

## Off Balance Sheet Arrangements

In the ordinary course of business, the Bank has loans, commitments and contingent liabilities, such as guarantees and commitments to extend credit, which are not reflected in the consolidated balance sheet. For more detail on these arrangements, see Note 14 of the Notes to Consolidated Financial Statements.

**Three and Six Months Periods Ended June 30, 2007 and 2006**

Heartland recorded net income of $299 or $.21 basic and diluted earnings per share for the quarter ended June 30, 2007, an increase of $34 or 12.83% from the quarter ended June 30, 2006 net income of $265 or $.19 basic and

*Dollar amounts are in thousands, except per share data.*

$.18 diluted earnings per share. Heartland's return on average assets and return on average equity were .59% and 7.82% for the second quarter 2007. Heartland recorded net income of $556 or $.40 basic and $.38 diluted earnings per share for the six months ended June 30, 2007 a decrease of $66 or 10.61% from $622 or $.44 basic and $.43 diluted earnings per share for the six months ended June 30, 2006. Heartland's return on average assets and return on average equity were .56% and 7.45% for the six months ended June 30, 2007.

Net interest income was $1,769 for the second quarter of 2007 compared to $1,786 for the second quarter of 2006. Net interest margin was 3.68% for the quarter ended June 30, 2006 compared to 3.77% for the second quarter 2006. Net interest income increased by $16 to $3,504 for the six month period in 2007 compared to $3,488 in 2006. Net interest margin was 3.68% for the six month period in 2007 compared to 3.74% in 2006.

Provision for loan losses was $20 for the second quarter of 2007 compared to $52 for the second quarter of 2006, down $32. Provision for the six month period in 2007 was $20 compared to $78 in 2006, down $58. The decline in provision was due to net recoveries in the second quarter 2007. Heartland's allowance for loan losses at June 30, 2007 was $1,930 or 1.37% of loans. Net recoveries were $30 for the quarter and $9 for the six months in 2007 compared to net charge-offs of $85 and $123 for the three and six month periods ended June 30, 2007. Non-performing assets total $3,206 or 1.56% of total assets at June 30, 2007 and include $1,099 of non-accrual loans, $224 of loans greater than 90 days past due and still accruing and $1,883 of other real estate. Non-performing assets totaled $2,770 or 1.35% of total assets at December 31, 2006.

Non-interest income increased by $75 for the second quarter 2007 compared to the second quarter 2006. Non-interest income declined by $61 for the six months ended June 30, 2007 compared to June 30, 2006 due to $46 gains on sale of other real estate owed in 2006 that were not repeated in 2007, lower gains on sales of mortgages, and lower investment commissions.

Total assets increased $1,173 to $205,870 at June 30, 2007 from $204,707 at December 31, 2006. During this same period, gross loans increased $6,735 or 5.02% to $140,940 at June 30, 2007. Total shareholders equity increased to $15,342 and book value per share was $11.00 at June 30, 2007.



*Dollar amounts are in thousands, except per share data.*

## MANAGEMENT

**Directors and Officers**

The following table sets forth certain information as of July 31, 2007, concerning the directors and officers of our parent company, including those officers of our bank subsidiary who are not also officers of its parent company but who make significant contributions to our banking business in the areas of business production and origination. Except as indicated in the following paragraphs, the principal occupation of each of these persons has not changed during the past five years, and he or she possesses sole voting and investment powers with respect to the shares indicated as beneficially owned by him or her. Unless specified otherwise, a person listed in the table below may be deemed to share voting and investment powers over shares indicated as held by a spouse, children or other family members residing with that person.

| | Common Shares Beneficially Owned | | | |
|---|---|---|---|---|
| Name, Position with the Company, Present Principal Occupation, and Age | Beneficial Ownership of Issued and Outstanding Shares | Shares Subject to Issuance Upon Exercise of Stock Options | Total Shares Beneficially Owned | Percent of Outstanding Shares Owned (Diluted for Exercise of Options by Named Individual(s))* |
| Sharon Acton[1]<br>Director of the Company and the Bank<br>Retired<br>Age 60 | 737 | 15,718 | 16,455 | 1.2% |
| Steven L. Bechman<br>Director of the Company and the Bank<br>President and Chief Executive Officer of the Company and Bank<br>Age 55 | 32,322 | 39,846 | 72,168[2] | 5.1 |
| Gordon R. Dunn<br>Director of the Company and the Bank<br>Retired<br>Age 85 | 20,288 | 15,718 | 36,006[3] | 2.6 |
| Jeffrey L. Goben<br>Director of the Company and the Bank<br>Executive Vice President and Chief Operating<br>Officer of the Company and Bank<br>Age 54 | 22,051 | 33,933 | 55,984[4] | 4.0 |

| J. Michael Jarvis[5]<br>Director of the Company and the Bank<br>Owner and Consultant to Jarvis Enterprises<br>(Real estate venture)<br>Age 63 | 10,972 | 15,718 | 26,690[6] | 1.9 |
|---|---|---|---|---|
| Jeffery D. Joyce<br>Chief Financial Officer of the Company and the Bank<br>Age 37 | 957 | 18,074 | 19,031 | 1.4 |
| Janette F. Koon<br>Director of the Company and the Bank<br>Certified Financial Planner, Waddell & Reed, Inc. (financial services)<br>Age 53 | 4,153 | 1,000 | 5,153 | 0.4 |
| Jacqueline McNeelan<br>Senior Vice President and Senior Lending Officer of the Bank[7]<br>Age 50 | 0 | 1,500 | 1,500 | 0.1 |
| R. Trent McWilliams<br>Vice President, Business Development, of the Bank<br>Age 55 | 1,614 | 1,500 | 3,114 | 0.2 |
| John Norton<br>Director of the Company and the Bank<br>President and Owner, Norton Farms, Inc.<br>Age 59 | 7,860 | 15,718 | 23,578[8] | 1.7 |
| Steven W. Reed<br>Director of the Company and the Bank<br>Partner, BGBC Partners (a public accounting firm)<br>Age 44 | 500 | 1,000 | 1,500 | 0.1 |
| Robert. Richardson<br>Director of the Company and the Bank<br>Owner, Duke Development Group (real estate development)<br>Age 45 | 4,000 | 1,000 | 5,000[9] | 0.4 |

| Paul C. St. Pierre<br>Director of the Company and the Bank<br>Vice President, J.C. Wilson & Company (funeral service and crematory)<br>Age 35 | 70 | 1,000 | 1,070 | 0.1 |
|---|---|---|---|---|
| All Directors and Officers as a group ( 13 persons) | 105,524 | 160,525 | 266,049[10,11] | 17.4% |

* In accordance with SEC rules, percentages are diluted to reflect the maximum number of shares that would be issued upon the exercise of the indicated number of options by the indicated person or group but (a) in the case of each individual director or officer, are not diluted to reflect the exercise of any option that is held by any other director, officer, or any other past or present employee, officer, or employee, and (b) in the case of all directors and officers as a group, do not reflect the dilution that would caused by the exercise of options held by other persons who may hold options but are not among our directors and officers. As of July 31, 2007 there were 1,371,994 shares issued and outstanding.

[1] During 2002, Ms. Acton retired from her position as Manager of the Franklin/Greenwood District of Cinergy/PSI (a public utility), where she was employed for 33 years.

[2] Includes 15,647 shares that Mr. Bechman holds jointly with his spouse

[3] Includes 1,102 shares that Mr. Dunn holds jointly with his spouse, 5,512 shares held in a trust for which Mr. Dunn acts as trustee, and 1,432 shares held by Mr. Dunn's spouse.

[4] Includes 9,879 shares that Mr. Goben holds jointly with his wife

[5] During 2002, Mr. Jarvis sold his ownership in and retired from his position as president of Power Investments, Inc, a Franklin-based engine remanufacturer. Mr. Jarvis is now owner and president of Jarvis Enterprises, a venture capital entity.

[6] Includes 10,972 shares Mr. Jarvis holds jointly with his spouse.

[7] Prior to March 30, 2005, Ms. McNeelan was Vice President Commercial Loans for Huntington National Bank in Indianapolis.

[8] Includes 110 shares held by Mr. Norton's spouse.

[9] Includes 4,000 shares held by Mr. Richardson's minor children.

[10] Includes 52,472 shares held jointly with or as custodian for family members.

[11] Does not include 1,800 shares Mr. Bechman may acquire, 1,200 shares Mr. Goben may acquire, 2,400 shares Mr. Joyce may acquire, 1,250 shares Mrs. McNeelan may acquire or 1,000 shares Mr. McWilliams may acquire under stock options that are not yet exercisable but will become exercisable upon their continued employment with the Company.

**Remuneration**

The following table sets forth the aggregate remuneration of each of the three highest-paid officers of the Company or the Bank for their services in all capacities during 2006:

| Name of Individual or Identity of Group | Capacities in Which Remuneration Was Received | Aggregate Remuneration* |
|---|---|---|
| Steven L. Bechman | President and Chief Executive Officer | $189,591[1] |



75

| Jeffrey L. Goben | Executive Vice President | $138,252[2] |
|---|---|---|
| Jacqueline McNeelan | Senior Vice President | $114,055[3] |
| All directors and officers of the Company as a group (13 persons) | | $733,487[4] |

* Does not include the remunerative benefit of certain plans and arrangements described below, nor benefits that are made available to our officers on a non-discriminatory basis to all of our employees.

1. Consists of salary of $151,817, bonus of $5,686, $31,476 that the Company contributed to a defined benefit retirement plan in favor of Mr. Bechman, and $612 of economic benefit of premiums paid by the Company with respect to term life insurance for the benefit of Mr. Bechman under a split-dollar life insurance agreement between the Company and Mr. Bechman.

2. Consists of salary of $114,049, bonus of $4,344, $19,421 that the Company contributed to a defined benefit retirement plan in favor of Mr. Goben, and $438 of economic benefit of premiums paid by the Company with respect to term life insurance for the benefit of Mr. Goben under a split-dollar life insurance agreement between the Company and Mr. Goben.

3. Consists of salary of $99,355 and bonus of $14,700.

4. Includes aggregate director compensation paid for services during 2006 of $63,253. During 2006, non-employee Directors of the Bank received $500 per month (the Chairman received $750 per month) regardless of attendance at Board meetings. Directors also received $100 for attendance at meetings of the Bank Loan Committee and $50 for attendance at all other Company or Bank committee meetings.

In addition to the remuneration listed in the above table, one or more of the Company's directors and officers participated in the following compensatory plans:

**Bonus, Short Term Incentive Plan, Long Term Incentive Plan**

Mr. Bechman, Mr. Goben and Mrs. McNeelan each participate in the Bank's annual bonus plan. Under the plan, a bonus pool is created based on the financial performance of the Banks compared to established goals. The bonus pool is divided among all employees of the bank on a prorate basis in January following the calendar year for which the bonus was attributable.

**Split Dollar Plans**

Mr. Bechman and Mr. Goben each participate in split dollar life insurance agreements. Under each agreement, the executive's beneficiary would receive an amount equal to three times the executive's then annual salary upon the death of the executive if the executive dies while employed by Heartland.

**Supplemental Retirement Plan**

Mr. Bechman and Mr. Goben each participate in a supplemental deferred compensation plan. Under the plan, at retirement after age 65 each executive and his beneficiary will receive retirement benefits equal to thirty percent of the executive's then annual salary for a period of 20 years after retirement or until death, whichever is longer. If early retirement is taken, the executive will receive the vested accrued benefit at the time of retirement.

**Stock Option Plans**

At December 31, 2006, the Corporation maintained three stock option plans: an employee plan (under which options may be granted through 2007), a non-employee director plan (under which options may be granted through January 2008) and a non-employee director plan (under which no new options were available for grant after September 2003). Under the terms of these plans, options for up to 305,780 shares of the Corporation's common stock may be granted to employees and directors of the Corporation and its subsidiaries with 20,767 shares still available for grant at December 31, 2006. The exercise price of options granted to employees under the employee plan is determined at the time of grant by an administrative committee appointed by the Board of Directors and in any event, will not be less than fair market value of the shares of common stock at the time the option is granted.

During the first quarter of 2007, the Board of Directors adopted a new employee plan under which 150,000 shares of the Corporation's common stock may be granted to employees and directors of the Corporation. The 2007 plan has not been approved by the shareholders with the result that any options granted under the 2007 plan will not be eligible for treatment as incentive stock options for income tax purposes, but rather would be treated as non-qualified stock options. No grants of options have been made under the 2007 plan and offers and sales of stock under that plan are not covered by this Offering Circular or qualified for exemption from registration under Regulation A by the Regulation A Offering Statement of which this Offering Circular is a part.

Employee options are generally immediately exercisable with respect to 20 percent of the shares covered by the option and vest with respect to an additional 20 percent of the shares on each of the following four anniversaries of the date of grant, assuming continued employment of the optionee. The options will expire ten years after date of grant.

Non-employee director options issued under the expired non-employee director plan provided for a vesting schedule, and the holders of all options granted under that plan that were outstanding at December 31, 2006, have satisfied that vesting schedule and all of such options are now exercisable in full.

Non-employee director options issued under the currently active non-employee director plan are immediately exercisable.

The option plans provide usual and customary provisions providing for the adjustment of the exercise price and number and type of shares subject to grants under the plans in the event of certain corporate events, and the acceleration of the rights of an optionee to exercise unvested stock options in certain events.

The following table summarizes the stock options that we have granted to the three persons named in the above remuneration table, and our directors and officers as a group, that were outstanding at July 31, 2007. No one named in this table exercised stock options during 2006.

| Name of Holder | Title and Amount of Securities Called For By Options, Warrants or Rights[1] | Exercise Price[2] | Last Possible Date of Exercise |
|---|---|---|---|
| Steven L. Bechman | 41,646 Common shares | $9.40 per share | Various, from September 27, 2007 through December 19, 2015 |
| Jeffrey L. Goben | 35,133 Common shares | $9.33 per share | Various, from September 27, 2007 through December 19, 2015 |
| Jacqueline McNeelan | 2,750 Common shares | $13.38 per share | Various, from June 28, 2015 through December 19, 2015 |
| All directors and officers as a group (13 persons) | 169,375 Common shares | $9.74 per share | Various, from September 27, 2007 through December 19, 2016 |

1. This column represents the aggregate stock option position of each indicated person, and the group, as of July 31, 2007, and includes options that were not presently exercisable as of that date due to service-based vesting conditions that had not yet been satisfied. The common shares that are purchasable under these options include the preferred stock purchase rights that attach to and accompany all of the Company's common shares.

2. The exercise prices reflected by this column are the weighted average exercise prices of all stock options that were outstanding as of July 31, 2007, and held by the indicated person or group. The lowest exercise price is $9.07 per share.

**Change in Control Agreements**

At December 31, 2006, we were party to change in control agreements with the following individuals: Steven L. Bechman, Jeffrey L. Goben, and Jeffery D. Joyce (each a "Key Executive"). These agreements have expired as of the date of this offering circular, but the Board of Directors is considering entering into new change in control agreements with senior management officials to replace the expired agreements. Under the terms of the expired change in control agreements, upon any termination of a Key Executive's employment:

- within two years after a change of control of Heartland
  - by the employer for any reason other than for Good Cause (as defined in the change in control agreements), or
  - by the Key Executive for Good Reason (as defined in the change in control agreements), or
- within the twelve-month period prior to a change in control or anticipated change in control of Heartland, if the Key Executive's employment is terminated for any reason other than Good Cause, death, or disability or if the Key Executive reasonably demonstrates that the termination occurred in connection with or in anticipation of the change in control,

Heartland would have been obligated to pay a cash termination benefit to that Key Executive equal to:

- two times the sum of:
    - the Key Executive's annual base salary, unreduced by any salary reduction amounts for deferred compensation, at the rate in effect as of the date of termination of employment; plus
    - an amount equal to the bonus under the employer's bonus plan or arrangement, and as may be modified from time to time in the future, for the year in which such termination occurs; plus
- an amount equal to any matching contributions the employer would have otherwise made on the Key Executive's behalf to the Heartland Community Bank Employee Profit Savings Plan during the twelve months following the Key Executive's date of termination, had the Key Executive's employment and/or the amounts contributed thereto by the employer on the Key Executive's behalf not been reduced or terminated, and assuming Executive made elective deferrals to the maximum extent permitted by Section 402(g) of the Internal Revenue Code.

## CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our bank subsidiary has regularly had, and expects to continue to have in the future, banking transactions in the ordinary course of business with our directors, officers and shareholders and their associates. These transactions have been made on substantially the same terms, including interest rates, collateral and repayment terms on extensions of credit, as those prevailing at the same time for comparable transactions with others and did not involve more than the normal risk of collectibility or present other unfavorable features.

In addition, on December 21, 2006, Officer R. Trent McWilliams sold, in a private transaction directly to Heartland, 3,899 of the shares that he acquired from Heartland upon exercise of his options for aggregate consideration of $55,366. Such consideration was determined in relation to the market price of Heartland's common shares at the time that Heartland's Board of Directors authorized Heartland to effect that purchase from Mr. McWilliams.

On January 30, 2007, Director Robert Richardson sold, in a private transaction directly to Heartland, 14,718 of the shares that he acquired from Heartland upon exercise of his options for aggregate consideration of $207,965. Such consideration was determined in relation to the market price of Heartland's common shares at the time that Heartland's Board of Directors (with Director Richardson not participating) authorized Heartland to effect that purchase from Director Richardson.

On February 21, 2007, Officer R. Trent McWilliams sold, in a private transaction directly to Heartland, 3,500 of the shares that he acquired from Heartland upon exercise of his options for aggregate consideration of $50,750. Such consideration was determined in relation to the market price of Heartland's common shares at the time that Heartland's Board of Directors authorized Heartland to effect that purchase from Mr. McWilliams.

We have incurred and expect to continue to incur expenses related to the qualification of our shares for sale under the SEC's Regulation A. To the extent that such expenses are related to this offering circular, they may be deemed to have been incurred for the benefit of our officers and directors. The amount of such expenses that we believe to be allocable to this offering circular is not expected to exceed $15,000. See "Offering Expenses."

We have entered into an agreement with those officers and directors who are identified as selling shareholders that governs the terms and conditions under which they may offer and sell their common shares in reliance upon this offering circular. Under that agreement we have no obligation to keep the offering statement under which this offering circular has been issued effective with the SEC for any particular period of time, even though we presently expect that it will be maintained in effect for one year from the date that that offering statement was qualified under the Securities Act with the SEC. We are permitted to suspend the right of a holder to sell pursuant to the offering circular under some circumstances relating to pending corporate developments and similar events, and in the event that the $1,500,000 dollar limitation on the total sales by the selling shareholders under this offering circular would otherwise be exceeded. Further, we are not obligated to effect the qualification for public offer and sale under the Act of any common shares of any selling shareholder unless he or she cooperates in providing information that the Company believes to be necessary or appropriate concerning such shareholder and his or her intended offers and sales.

## SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

To the best of our knowledge, no person owns as much as ten percent of Heartland's outstanding common stock.

## SUMMARY OF THE OPTION PLANS

This offering circular relates to shares of our common stock (including the accompanying preferred share purchase rights) that we are offering to our current and former officers, employees and directors who hold outstanding options that have been (or may in the future be) granted to them under:

- the Heartland Bancshares, Inc. 1997 Stock Option Plan (the "1997 Employee Plan"),
- the Heartland Bancshares, Inc. 1997 Stock Option Plan for Nonemployee Directors (the "1997 Director Plan"), and
- the Heartland Bancshares, Inc. 2003 Stock Option Plan for Nonemployee Directors (the "2003 Director Plan")

We may refer to all three of the above plans as "the Plans" for simplicity in this offering circular.

You should understand that this offering circular is not the official Plan document for any of the Plans. This document summarizes the major features of each Plan. Inconsistencies between this summary and the provisions of the actual Plan document will be governed by the Plan document.

The following discusses each of the Plans:

**1997 Employee Plan**

The 1997 Employee Plan was adopted by our Board on July 25, 1997, and approved by our shareholders by unanimous written consent dated July 25, 1997. The 1997 Employee Plan became effective as of July 25, 1997, and no options may be granted under the 1997 Employee Plan.

The purpose of the 1997 Employee Plan is to serve as an incentive to and inducement in obtaining the services of officers, employee directors, key employees, and professional advisors of the Corporation and any of its subsidiaries (as defined in applicable sections of the Internal Revenue Code of 1986 ("Code")).

The 1997 Employee Plan is neither a qualified pension, profit-sharing, or stock bonus plan under Code Section 401(a), nor subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

The 1997 Employee Plan is administered by a Committee of the Board which Committee consists of two or more members, each of whom shall qualify at all times as non-employee members of the Board. The Board may appoint and remove Committee members in its discretion. The Committee, acting through a majority of the members, has the sole and complete authority and discretion to take all actions and make all determinations and interpretations required or provided for under the 1997 Employee Plan. Committee determinations are final, conclusive, and binding on the Corporation, 1997 Employee Plan optionees, and all other persons.

Additional information about the 1997 Employee Plan and its administrators may be obtained from the Corporation at the following address and telephone number:

Heartland Bancshares, Inc.

Attn: Jeff Joyce<br>
420 N. Morton Street, P.O. Box 469<br>
Franklin, IN 46131-0469

Telephone: (317) 738-3915

**<u>Securities to be Offered Under the 1997 Employee Plan</u>**

The 1997 Employee Plan reserves 151,043 shares of our common shares (including the accompanying preferred stock purchase rights) for grant. Options may be granted under the 1997 Employee Plan in one or both of the following forms:

Incentive Stock Options ("ISOs") designed to comply with Code Section 422, and

Non-Qualified Stock Options ("Non-Qualified Stock Options") not designed to comply with Code Section 422.

Common Stock issued under the Plan may be authorized but unissued Common Stock or Common Stock from the treasury of the Corporation or any subsidiary or Common Stock purchased in the open market or otherwise. The

1997 Employee Plan does not limit the aggregate number of shares of Common Stock for which an Option or Options may be granted to any one optionee (except to comply with the Code requirements for ISOs).

**Eligibility for Participation in the 1997 Employee Plan**

The Committee selects optionees in the 1997 Employee Plan from among the Corporation's or any subsidiary's officers, employee directors, key employees, or other salaried employees, and professional advisors or other consultants. The term "employee" as used in this offering circular and in the 1997 Employee Plan includes persons who are leased to Heartland Community Bank, the principal subsidiary of the Corporation, under a leased employee arrangement with a third party company, Professional Staff Management, Inc.

**Terms and Conditions of Options Granted Under the 1997 Employee Plan**

***Grant and exercise of options.*** The Committee may grant one or more of the following options under the 1997 Employee Plan upon such terms and conditions as it determines appropriate. Individual options are subject to the terms and conditions of the plan and the applicable option agreement.

Pursuant to the plan, the Committee may grant both ISOs and Non-Qualified Stock Options. In granting such options, the Committee has exclusive authority to (i) select the persons to whom options may be granted, (ii) determine the number of shares subject to each option, (iii) determine the time or times when options will be granted, (iv) determine the exercise price of the shares subject to each option, (v) determine the time when each option may be exercised (which will not exceed 10 years from the date of grant), and (vi) prescribe the form of the option agreements. In granting any particular option, the Committee will indicate, at the time of grant, whether the option is intended to be an ISO or a Non-Qualified Stock Option.

- Exercise price for Non-Qualified Stock Options. The exercise price for a Non-Qualified Stock Option may not be less than the fair market value of the common stock covered by the option at the time of grant.
- Exercise price for ISOs. The exercise price of an ISO may not be less than the fair market value per share of common stock on the date the ISO is granted; however, the exercise price for optionees who own common stock possessing more than 10% of the total combined voting power or value of all classes of stock of the corporation may not be less than 110% of the fair market value per share of the common stock subject to the option on the date the ISO is granted.

***Special rules for ISOs.*** ISOs may only be awarded to optionees who are employees of the Corporation or a subsidiary. Any ISO granted to any employee who, at the time the option is granted, owns common stock possessing more than 10% of the total combined voting power or value of all classes of stock of the corporation shall not, by its terms, be exercisable after the expiration of five years from the date of grant of the option. No ISO may give an optionee the potential to acquire, through the exercise of ISOs in any calendar year, under all plans of the corporation and its subsidiaries, common stock having an aggregate fair market value (determined as of the time any ISO is granted) in excess of $100,000 (determined by assuming that the optionee will exercise each ISO on the date it first becomes exercisable). To the extent any options that are intended to be ISOs exceed this $100,000 limit, such options will fail to qualify as ISOs and be deemed to be non-qualified options. No ISO may be exercised (a) after its expiration date, (b) more than 3 months after the optionee's termination of employment for reasons other than disability or death, (c) more than 1 year after the optionee's termination of employment due to disability, or (d) more than 3 years after the optionee's termination of employment due to death. If an option intended to be an ISO fails to qualify as an ISO, such option will be deemed to be Non-Qualified Option that is validly granted as such under the plan.

***Exercise of options.*** Each option may be exercised in whole, or from time to time in part, for the number of shares as to which it is then exercisable according to its terms and the plan. To exercise an option, the optionee or his or her beneficiary (see below) must (i) give written notice to the Corporation, in a form approved by the Corporation, specifying the number of shares of common stock for which he or she elects to exercise the option and, (ii) at the time of purchase, tender an amount in cash, or in shares of common stock owned by such person for at least 6 months, or in any combination of cash and such shares of common stock, equal in value to the exercise price of the shares the optionee has elected to purchase.

***Restrictions on transfer.*** No option is transferable unless the Committee authorizes the transfer and the transfer is permitted by, or does not violate, the Code and Rule 16b-3 of the Securities Exchange Act of 1934 ("Rule 16b-3") (to the extent applicable to the option). Except as authorized by the Committee, an option shall be exercisable during the optionee's lifetime only by the optionee or, in the case of the optionee's legal disability, by the optionee's guardian or legal representative.

***No Right to Continue as Employee.*** Participation in the 1997 Employee Plan is not an agreement or understanding, express or implied, that the Corporation will retain the optionee as an employee of the Corporation for any period of time, or at any particular rate of compensation.

***No Shareholder Rights.*** An optionee has no shareholder rights with respect to Common Stock subject to either an unexercised or exercised option until the optionee becomes its holder of record. No adjustments shall be made for dividends in cash or other property, or other distributions or rights, in respect of such Common Stock for which the record date is prior to the date on which the optionee became the holder of record.

***Effect of certain corporate transactions.*** Upon the Corporation's dissolution, liquidation, reorganization, merger, or consolidation, as a result of which the securities then subject to options are changed into or exchanged for cash, property, or securities not of the corporation's issue, or upon a sale of substantially all the Corporation's property, the Plan shall terminate, unless provision is made in writing to (i) continue the Plan and/or assume the existing options, or (ii) substitute existing options for options covering the stock of a successor employer (with any necessary adjustments), in which event the plan and options previously granted shall continue under their new terms. If the Plan and unexercised options are to terminate pursuant to the foregoing sentence, all persons holding valid, unexercised options shall have the right, at such time before the transaction causing such termination as the Corporation designates, to exercise all unexercised portions of their options, including portions that would otherwise not yet be exercisable.

***Effect of corporate reorganization.*** If the Corporation's outstanding shares of common stock are changed into or exchanged for a different number or kind of shares or other securities of the Corporation because of a recapitalization, reclassification, combination of shares, stock split, stock dividend, reorganization, or spin-off or other distribution of a substantial portion of the Corporation's assets to share holders, then the Committee shall make appropriate adjustments to the (i) aggregate number and kind of shares subject to options, and (ii) rights under outstanding options, both as to the number of subject shares and the exercise price.

**Special Rules Upon Termination of Employment**

Every option under the 1997 Employee Plan is affected by whether the optionee remains in the continuous and uninterrupted service of the Corporation and/or its subsidiaries after receiving the option. Generally, optionees must remain in the continuous and uninterrupted service of the corporation to receive the full benefit of an option. An option will expire on the earlier of the date that the Committee specifies in the option agreement or 10 years from the date of grant. In addition, except as the Committee may provide in the option agreement or as provided below, if an optionee terminates employment with the Corporation and its subsidiaries for any reason, options then held by the optionee will terminate immediately as to any unexercised portion. See above for special rules related to the treatment of ISOs upon termination of employment.

***Termination generally.*** Except as otherwise provided below, if an optionee's employment terminates for any reason other than permanent and total disability as defined in Code Section 22(e)(3) ("permanent and total disability"), retirement, or death, all of such optionee's options may be exercised, to the extent that the optionee was entitled to exercise such options at the date of such termination of employment, until the earlier of (i) the respective expiration dates of such options or (ii) (x) if the option is an ISO, 3 months after the date of such termination of employment or (y) if the option is a non-qualified option, 1 year after the date of such termination of employment

***Retirement.*** If an optionee terminates employment to retire on or after attaining age 62 and being employed by the corporation for at least 3 years, such optionee (or the optionee's guardian or legal representative), may exercise, to the extent entitled on the retirement date, any options prior to the earlier of (i) their respective expiration dates, or (ii) 3 years after the retirement date. Any option that is intended to be an ISO, though, may be exercised as an ISO only for 3 months after the retirement date; for the remainder of the 3 year period following the retirement date, any option intended to be an ISO may be exercised only as a non-qualified option. If an optionee retires before having been employed by the corporation for at least 3 years, then, on the retirement date, all of his or her options shall terminate.

***Termination by the Corporation for cause.*** If an optionee's employment is terminated for cause, any option held by such optionee will terminate automatically upon the termination of the optionee's employment. As with other questions of interpretation under the plan, any determination by the Committee of whether a termination of employment was for cause will be final, conclusive, and binding.

***Termination due to disability.*** If any optionee's employment terminates due to permanent and total disability, such optionee (or the optionee's guardian or legal representative), may exercise, to the extent entitled at the date of such termination of employment, any options prior to the earlier of (i) their respective expiration dates, or (ii) (x) if the option is an ISO, one year after the date of such termination of employment or (y) if the option is a non-qualified option, 3 years after the date of such termination of employment.

***Termination due to death.*** If an optionee's employment terminates due to death, any options granted to any such optionee may be exercised, to the extent that the optionee was entitled to exercise any such options at the date of death, by the person or persons to whom the optionee's rights pass by will or the laws of descent and distribution (including the optionee's estate during administration) prior to the earlier of (i) their respective expiration dates, or (ii) 3 years after the optionee's date of death.

***Optional extension.*** The Committee, in its sole discretion, may extend the termination date of any non-qualified option to a date not later than its scheduled expiration date.

## Amendment of the 1997 Employee Plan

With the exception of increases in the number of shares of Common Stock available under the Plan and other changes requiring shareholder approval, the Committee may from time to time prescribe, amend, and rescind rules and regulations relating to the Plan and, subject to the Board's approval, at any time terminate, modify, or suspend the operation of the 1997 Employee Plan; however, no such modification shall be effected without shareholder approval if it would cause the Plan not to comply with Rule 16b-3 or any successor rule or other regulatory or legal requirements.

**1997 Director Plan**

The 1997 Director Plan was originally adopted by the Corporation's Board of Directors on July 25, 1997, and was amended by the Board on January 18, 1999, and again on January 24, 2003. The 1997 Director Plan became effective as of July 25, 1997, and the amendments thereto became effective concurrently with the dates of Board action with respect to the amendments.

The purpose of the 1997 Director Plan is to increase the proprietary interest of Board members who are not employees ("Nonemployee Directors") of the Corporation or its affiliates (as defined in applicable sections of the Code) in the Corporation's success, and to enhance its ability to retain and attract experienced and knowledgeable directors.

The 1997 Director Plan is neither a qualified pension, profit-sharing, or stock bonus plan under Code Section 401(a), nor subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

The 1997 Director Plan is administered by the Committee. The Board may appoint and remove Committee members in its discretion. The Committee, acting through a majority of the members, has the sole and complete authority and discretion to take all actions and make all determinations and interpretations required or provided for under the 1997 Director Plan. Committee determinations are final, conclusive, and binding on the Corporation, 1997 Director Plan optionees, and all other persons.

Additional information about the 1997 Director Plan and its administrators may be obtained from the Corporation at the following address and telephone number:

Heartland Bancshares, Inc.
Attn: Jeff Joyce
420 N. Morton Street, P.O. Box 469
Franklin, IN 46131-0469

Telephone: (317) 738-3915

## Securities To Be Offered Under the 1997 Director Plan

Options for 46,305 shares of the Corporation's Common Stock, together with the accompanying preferred share purchase rights were granted under the 1997 Director Plan and are currently outstanding and exercisable. No other options may be granted under the 1997 Director Plan. All options granted under the 1997 Director Plan are Non-Qualified Stock Options, which are not designed to comply with Code Section 422. Common Stock issuable under the 1997 Director Plan is authorized but unissued Common Stock (including shares purchased in the open market).

## Eligibility for Participation in the 1997 Director Plan

Only our Directors who were not employees were eligible to receive grants of options under the 1997 Director Plan.

## Terms and Conditions of Options Granted Under the 1997 Director Plan

As of the date of this offering circular, all options that may be granted under the 1997 Director Plan have been granted. The amount, nature, and timing of all options that were granted was, pursuant to the terms of the plan, automatic and not subject to determination by the Committee. Individual options are subject to the terms and conditions of the 1997 Director Plan and the applicable option agreement. The following summarizes the general terms and conditions of options under the plan, as amended through the date of this prospectus:

***Automatic grant of options.*** Options were granted automatically pursuant to the terms of the plan in 1997 and again in 1999, and the terms of the outstanding options were amended in 2003, all as reflected by the terms of the plan, as amended.

***Option agreement.*** Each option granted was evidenced by an option agreement that was executed on behalf of the Corporation and by the Nonemployee Director to whom the option was granted. Each option agreement is subject to the terms and conditions of this plan, and in a form approved by the Board or Committee.

***Exercise schedule.*** All outstanding options granted under the Plan are now fully exercisable.

***Exercise price.*** The exercise price for all outstanding options granted under the 1997 Director Plan is $9.07 per share.

***Exercise of options.*** Each option may be exercised in whole, or from time to time in part, for the number of shares as to which it is then exercisable according to the terms of the plan. To exercise an option, the optionee must (i) give written notice to the corporation, signed by the person exercising the option, specifying the number of shares of common stock for which he or she elects to exercise the option, accompanied by full payment of the exercise price. Payment may be in cash, in shares of common stock owned by such person for at least 6 months, or in any combination of cash and such shares of common stock, equal in value to the exercise price of the shares the optionee has elected to purchase.

***Expiration of Options.*** The unexercised portion of each option automatically terminates, and become null and void, at the expiration of 10 years from the date the option was granted.

***Restrictions on Transfer.*** No option is transferable unless the Committee authorizes the transfer and the transfer is permitted by, or does not violate, the Code and Rule 16b-3 (to the extent applicable to the option). Except as authorized by the Committee, an option shall be exercisable during the optionee's lifetime only by the optionee or, in the case of the optionee's legal disability, by the optionee's guardian or legal representative.

***No Right to Continue as Director.*** Participation in the 1997 Director Plan is not an agreement or understanding, express or implied, that the Board will nominate an optionee for re-election, or that the Corporation will retain the optionee as a director of the Corporation for any period of time, or at any particular rate of compensation.

***No Shareholder Rights.*** An optionee has no shareholder rights with respect to Common Stock subject to either an unexercised or exercised option until the optionee becomes its holder of record. No adjustments shall be made for dividends in cash or other property, or other distributions or rights, in respect of such Common Stock for which the record date is prior to the date on which the optionee became the holder of record.

***Effect of Certain Corporate Transactions.*** Upon the Corporation's dissolution, liquidation, reorganization, merger, or consolidation, as a result of which the securities then subject to options are changed into or exchanged for cash, property, or securities not of the Corporation's issue, or upon a sale of substantially all the Corporation's property, the 1997 Director Plan shall terminate, unless provision is made in writing to (i) continue the and/or assume the existing options, or (ii) substitute existing options for options covering the stock of a successor employer (with any necessary adjustments), in which event the 1997 Director Plan and options previously granted shall continue under their new terms. If the 1997 Director Plan and unexercised options are to terminate pursuant to the foregoing sentence, all persons holding valid, unexercised options shall have the right, at such time before the transaction causing such termination as the Corporation designates, to exercise all unexercised portions of their options, including portions that would otherwise not yet be exercisable.

***Adjustments to Common Stock.*** If the number of shares of Common Stock changes through the declaration of stock dividends or stock splits or through a recapitalization, merger, consolidation, combination of shares or otherwise, the Committee or the Board shall appropriately adjust (i) the number of shares of Common Stock available for options, (ii) the number of shares of Common Stock subject to outstanding options, (iii) the option price thereof, and (iv) any other terms it deems appropriate. Adjustments may eliminate without payment any fractional shares that might otherwise become subject to an option. The grant of options under the 1997 Director Plan does not affect the Corporation's right to adjust, reclassify, reorganize or otherwise change its capital or business structure, or to merge, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets.

## Amendment of the 1997 Director Plan

The Board may amend, suspend, or terminate the 1997 Director Plan, in whole or in part, at any time without the approval of the Corporation's shareholders. It may, for example, adopt amendments it deems necessary or desirable to qualify options under SEC rules and regulations with respect to directors who are subject to the provisions of Section 16 of the Securities Exchange Act of 1934, or to correct any defect, supply any omission, or reconcile any inconsistency in the1997 Director Plan or an option. No action, however, may be taken which would (i) cause the Plan not to satisfy all applicable requirements of Rule 16b-3, or (ii) impair the rights of any optionee under any option previously granted under the 1997 Director Plan without the optionee's consent.

### 2003 Director Plan

The 2003 Director Plan was adopted by the Board on January 24, 2003. The 2003 Director Plan became effective as of January 24, 2003, will terminate on January 23, 2008, and no options will be granted under the 2003 Director Plan after January 23, 2008.

The purpose of the 2003 Director Plan is to increase the proprietary interest of Board members who are Nonemployee Directors of the Corporation or its affiliates (as defined in applicable sections of the Code) in the Corporation's success, and to enhance its ability to retain and attract experienced and knowledgeable directors.

The 2003 Director Plan is neither a qualified pension, profit-sharing, or stock bonus plan under Code Section 401(a), nor subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

The 2003 Director Plan is administered by the entire Board acting as the stock option committee. Only the Board may grant options under the 2003 Director Plan. The Board may establish rules and regulations, and take such other action, as it deems necessary or advisable for the proper administration of the 2003 Director Plan. Committee determinations pursuant to the Plan are final, conclusive, and binding on the Corporation, 2003 Director Plan optionees, and all other persons.

Additional information about the 2003 Director Plan and its administrators may be obtained from the Corporation at the following address and telephone number:

Heartland Bancshares, Inc.
Attn: Jeff Joyce
420 N. Morton Street, P.O. Box 469
Franklin, IN 46131-0469

Telephone: (317) 738-3915

## Securities to be Offered Under the 2003 Director Plan

The Plan reserves 50,000 shares of the Corporation's Common Stock together with the accompanying preferred shares purchase rights. Options granted under the Plan are Non-Qualified Stock Options, which are not designed



86

to comply with Code Section 422. Common Stock issued under the Plan is authorized but unissued Common Stock (including shares purchased in the open market).

**Eligibility for Participation in the 2003 Director Plan**

Only Nonemployee Directors are eligible to receive grants of options under the 2003 Director Plan.

**Terms and Conditions of Options Granted Under the 2003 Director Plan**

Individual options are subject to the terms and conditions of the 2003 Director Plan and the applicable option agreement. The following summarizes the general terms and conditions of options under the Plan:

***Grant of Options.*** The Board may grant options under the 2003 Director Plan in its discretion.

***Option Agreement.*** Each option granted is evidenced by an option agreement executed on behalf of the Corporation and by the Nonemployee Director to whom the option is granted. Each option agreement is subject to the terms and conditions of the 2003 Director Plan, and in a form approved by the Board.

***Exercise Schedule.*** Each option is immediately exercisable in full, unless the Board specifies otherwise at the time of grant in the option agreement.

***Exercise Price.*** The exercise price per share for all options shall be a price that the Board determines to be not less than the fair market value of a share of Common Stock on the date of grant.

***Exercise of Options.*** Each option may be exercised in whole, or from time to time in part, for the number of shares as to which it is then exercisable according to the terms of the Plan. To exercise an option, the optionee must give written notice to the Corporation, signed by the person exercising the option, specifying the number of shares of Common Stock for which he or she elects to exercise the option, accompanied by full payment of the exercise price. Payment may be in cash, in shares of Common Stock owned by such person for at least 6 months, or in any combination of cash and such shares of Common Stock, equal in value to the exercise price of the shares the optionee has elected to purchase.

***Expiration of Options.*** The unexercised portion of each option automatically terminates, and become null and void, at the expiration of 10 years from the date the option is granted.

***Restrictions on Transfer.*** No option is transferable unless the Committee authorizes the transfer and the transfer is permitted by, or does not violate, the Code and Rule 16b-3 (to the extent applicable to the option). Except as authorized by the Committee, an option shall be exercisable during the optionee's lifetime only by the optionee or, in the case of the optionee's legal disability, by the optionee's guardian or legal representative. Upon the death of the optionee, an option shall be exercisable by the appropriate representative of the optionee's estate or, following distribution of the option by the estate, by the distributees of the estate and their respective heirs, successors, and assigns.

***No Right to Continue as Director.*** Participation in the 2003 Director Plan is not an agreement or understanding, express or implied, that the Board will nominate an optionee for re-election, or that the Corporation will retain an optionee for any period of time, or at any particular rate of compensation.

***No Shareholder Rights.*** An optionee has no shareholder rights with respect to Common Stock subject to either an unexercised or exercised option until the optionee becomes its holder of record. No adjustments shall be made for dividends in cash or other property, or other distributions or rights, in respect of such Common Stock for which the record date is prior to the date on which the optionee became the holder of record.

***Effect of Certain Corporate Transactions.*** Upon the Corporation's dissolution, liquidation, reorganization, merger, or consolidation, as a result of which the securities then subject to options are changed into or exchanged for cash, property, or securities not of the Corporation's issue, or upon a sale of substantially all the Corporation's property, the 2003 Director Plan shall terminate, unless provision is made in writing to (i) continue the 2003 Director Plan and/or assume the existing options, or (ii) substitute existing options for options covering the stock of a successor employer (with any necessary adjustments), in which event the 2003 Director Plan and options previously granted shall continue under their new terms. If the Plan and unexercised options are to terminate pursuant to the foregoing sentence, all persons holding valid, unexercised options shall have the right, at such time before the transaction causing such termination as the Corporation designates, to exercise all unexercised portions of their options, including portions that would otherwise not yet be exercisable.

*Adjustments to Common Stock.* If the number of shares of Common Stock changes through the declaration of stock dividends or stock splits or through a recapitalization, merger, consolidation, combination of shares or otherwise, the Committee or the Board shall appropriately adjust (i) the number of shares of Common Stock available for options, (ii) the number of shares of Common Stock subject to outstanding options, (iii) the option price thereof, and (iv) any other terms it deems appropriate. Adjustments may eliminate without payment any fractional shares that might otherwise become subject to an option. The grant of options under the 2003 Director Plan does not affect the Corporation's right to adjust, reclassify, reorganize or otherwise change its capital or business structure, or to merge, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets.

## Amendment of the 2003 Director Plan

The Board may amend, suspend, or terminate the 2003 Director Plan, in whole or in part, at any time without the approval of the Corporation's shareholders. It may, for example, adopt amendments it deems necessary or desirable to qualify options under SEC rules and regulations with respect to directors who are subject to the provisions of Section 16 of the Securities Exchange Act of 1934, or to correct any defect, supply any omission, or reconcile any inconsistency in the 2003 Director Plan or an option. No action, however, may be taken which would (i) cause the 2003 Director Plan not to satisfy all applicable requirements of Rule 16b-3, or (ii) impair the rights of any optionee under any option previously granted under the 2003 Director Plan without the optionee's consent.

**Compliance with Securities Laws**

No option granted under any of the Plans is exercisable unless the issuance of the common stock subject to that option is the subject of an effective registration statement under the Securities Act of 1933, as amended, or unless, in the opinion of the Board of Directors or the Committee, the issuance would be exempt from the registration requirements of the Securities Act of 1933, as amended. The Board of Directors and the Committee are of the opinion that issuance pursuant to the Regulation A Offering Statement of which this offering circular is a part would be exempt from such registration requirements.

Optionees participating in any of the Plans who are our officers and directors, or who otherwise may be deemed to control us, may not use this offering circular to offer and sell any of our shares of our common stock that they may acquire under any of our plans. Officers and directors may, however, sell such common stock:

pursuant to an effective registration statement under the Securities Act of 1933 that we may file (however, we have no present intent to file any such registration statement);

pursuant to an exemption such as Regulation A under that Act; or

in a transaction otherwise exempt from the registration requirements of that Act.

Optionees who are not affiliates of the Corporation may generally sell their shares of our common stock acquired under any of the plans free from restriction with the exception of restrictions imposed on insider trading and other restrictions that may later be imposed by federal and/or state securities laws.

**Federal Income Tax Consequences of Options**

The following brief discussion of federal income tax consequences of the grant and exercise of options is provided for general information only. It does not describe all relevant aspects of federal income tax law that should be considered in connection with the grant and exercise of options under the plan, and it does not completely describe the application of those aspects that are discussed. In addition, there may be alternative minimum tax ("AMT") consequences in exercising ISOs. Optionees should consult their own personal tax advisor to determine the precise tax consequences to them of participating in the plan under federal and state and other tax laws.

*Non-Qualified Stock Options.* An optionee will not recognize income upon the grant of a Non-Qualified Stock Option; however, he or she will recognize compensation income at the time of exercise equal to the excess, if any, of the fair market value of the common stock at the time of exercise over the exercise price. The optionee's tax basis in the common stock after exercise will be equal to the fair market value at the time of exercise. The gain on a subsequent sale will be taxed at the long-term capital gains rate only if the optionee holds the common stock for the required holding period (currently twelve months) after he or she exercises the Non-Qualified Stock Option.

***Incentive Stock Options (ISOs)***. An optionee will not recognize income upon either the grant or exercise of an ISO. Upon the exercise of an ISO, however, the excess, if any, of the fair market value of the common stock at the time of exercise over the exercise price currently constitutes an item of tax adjustment that will be taken into account in the computation of the optionee's alternative minimum tax for the year of exercise. If the optionee holds the common stock acquired under the ISO until the later of two years after the date of the grant or one year after the date of exercise, any gain the optionee receives upon the subsequent sale of such common stock will be taxed at the capital gains tax rate. If, however, the optionee sells the common stock before the holding period described above expires, he or she will be treated as receiving ordinary compensation income (taxable at ordinary income tax rates) on the excess, if any, of the lesser of the fair market value of the common stock at the time of exercise or disposition of the common stock, over the exercise price.

***Tax Withholding***. Where an optionee is entitled to receive shares pursuant to the exercise of an option, the corporation may require the optionee to pay the amount of any taxes that the corporation is required to withhold, or, in lieu thereof, to retain, or sell without notice, a number of such shares sufficient to cover the amount required to be withheld. The share withholding method might not be available if such a transaction would violate Rule 16b-3 (regarding recovery of short-swing profits from "insiders") but Rule 16b-3 would only be applicable were we at the time to have a class of our equity securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, which is not presently the case.

## DESCRIPTION OF CAPITAL STOCK

The shares of our common stock, and the rights and privileges of the holders of those shares, are governed by the Indiana Business Corporation Law (the "IBCL"), our articles of incorporation and our by-laws. Below we have summarized the terms of our capital stock and the rights of our shareholders.

| | |
|---|---|
| *Corporate Governance:* | The rights of Heartland shareholders are currently governed by the IBCL, Heartland's articles of incorporation and Heartland's by- laws. |
| *Authorized Capital Stock:* | The authorized capital stock of Heartland consists of 10,000,000 common shares, no par value, and 2,000,000 preferred shares, no par value. Each of our shares of common stock that is issued and outstanding also includes one preferred share purchase right that has been issued under our Shareholders Rights Plan (described below). |
| *Rights of Common Shares* | Each of our outstanding common shares is entitled to one vote on any matter to come before the shareholders for action, and is entitled to participate on an equal basis with all other shares of common stock in any dividend of cash or other property, and any stock dividend, that may be declared on our common stock |
| *Rights of Preferred Shares:* | Heartland has not issued any of its authorized preferred stock. In connection with the adoption of the Shareholders Rights Plan (described below), the board of directors approved the terms of a series of preferred shares designated the Series A Preferred Shares and adopted an amendment to the articles of incorporation of Heartland designating the relative rights, preferences and limitations of the Series A Preferred Shares; the Series A Preferred Shares are reserved for potential issuance in the unlikely event that the rights that accompany our common shares (created under the Shareholders Rights Plan) should ever become exercisable. |
| *Number and Classification of Directors:* | The Heartland board of directors currently consists of ten directors. The directors are divided into three classes, each class consisting as nearly as possible of one-third of the total number of directors. Directors are elected for three year terms, with one class of directors up for election each year. Under Heartland's by-laws, the number of directors shall not be fewer than six nor greater than 15. The exact number of directors shall be fixed by the board of directors and may be changed from time to time by the board of directors. |
| *Nomination of Directors for Election:* | Heartland's by-laws provide that the only persons who shall be eligible for election to the board of directors at any shareholders meeting at which directors are to be elected are those persons identified by the board of directors and other persons nominated at such meeting. Under Heartland's by-laws, the board of directors can nominate directors by naming such persons in the proxy or information statement prepared on behalf of the board of directors and distributed to Heartland shareholders in connection with any such meeting at which directors are to be elected. Directors may be nominated from the floor of a shareholders meeting. However, in order for a shareholder to nominate directors in such fashion, the Heartland's by-laws require that (i) the shareholder who submits the nomination to notify the Secretary of Heartland, not later than 10 business days prior to the meeting at which such nomination is to be considered, of such shareholder's intent to nominate a particular person or persons, and (ii) any solicitation of proxies by such shareholder or other persons on behalf of such nominee(s) has been conducted in accordance with the SEC proxy rules, if applicable. |

***Election of Directors:***

Heartland's by-laws provide that directors are elected by a plurality of the votes of shares present or represented by proxy at the meeting and entitled to vote on the election.

***Vacancies on the Board of Directors:***

Pursuant to the IBCL and the articles of incorporation, the board of directors may fill a vacancy on the board or, if the directors then in office constitute less than a quorum of the board, a vacancy may be filled by the affirmative vote of the directors then in office. The term of a director elected to fill a vacancy expires at the end of the term for which the director's predecessor was elected.

***Removal of Directors:***

Heartland's articles of incorporation state that any director may be removed, with or without cause, by the affirmative vote of the holders of at least eighty percent of the shares then entitled to vote at an election of directors. Heartland's articles of incorporation state that a director elected by the holders of a series of preferred shares may be removed only by the affirmative vote of the holders of a majority of the shares of that series then entitled to vote at an election of directors.

***Indemnification of Directors:***

Heartland's by-laws provide that a director shall be indemnified by Heartland against all liability and reasonable expense incurred by the director in connection with or resulting from any pending, threatened or completed claim, action, suit or proceeding (i) if such director is wholly successful with respect to the claim, (b) or if not wholly successful, then if the director is determined to have conducted himself in good faith and reasonably believed that his conduct was in the best interest, or was at least not opposed to the best interest, of Heartland, and in the case of a criminal proceeding, the director either had reason to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful. Pursuant to Heartland's by-laws, the board of directors, a specially designated committee of directors, Heartland shareholders, and/or special legal counsel must determine if the director met the appropriate standards of conduct set forth in the by-laws to be entitled to indemnification and, if entitled to indemnification, the reasonableness of the director's expenses. If a director claiming indemnification is found not to be entitled thereto, the director may apply for indemnification to a court of competent jurisdiction. Pursuant to Heartland's by-laws, the board of directors may approve indemnification of a director to the full extent permitted by the applicable law in effect at such time, irrespective of the indemnification provisions in the by- laws, whether on account of past or future transactions. In addition, Heartland may maintain insurance, at its expense, to protect any director or officer against any liability asserted against a director or officer and incurred by such person in his capacity as director or officer, whether or not Heartland would have the power to indemnify against such liability.

***Special Meetings of Shareholders:***

Heartland's by-laws provide that a special meeting of shareholders may be called by the board of directors or the President. In addition, a special meeting shall be called by the board of directors if the Secretary receives written, dated and signed demands for a special meeting, describing in reasonable detail the purpose(s) for which it is to be held, from the holders of shares representing at least eighty percent of all votes entitled to be cast on any issue proposed to be considered at the special meeting. If the Secretary receives one or more proper written demands for a special meeting, the board of directors may set a record date for determining shareholders entitled to make such demand. Pursuant to Heartland's by-laws, written notice must be given by the

Secretary to each shareholder of record entitled to notice of or to vote at the special meeting not less than ten nor more than sixty days before the date of such meeting.

| | |
|---|---|
| ***Shareholders Proposals:*** | Neither Heartland's articles of incorporation nor its by-laws contain any provisions specifically dealing with shareholder proposals. |
| ***Shareholder Action by Written Consent:*** | Indiana law allows for shareholder action by written consent of any action required or permitted to be taken at a shareholders meeting if a written consent describing the action taken is signed by all of the shareholders entitled to vote on the action and delivered to Heartland for inclusion in the minutes or filing with the corporate records. |
| ***Appointment and Removal of Officers:*** | Heartland's by-laws provide that the officers shall be elected by the board of directors. Officers shall exercise such powers and perform such duties as set forth in the bylaws and as shall be determined from time to time by the board of directors. Any officer may be removed, with or without cause, at any time by the board of directors. |
| ***Business Combinations:*** | Heartland has elected, in its articles of incorporation, not to be governed by the provisions of Indiana Code Chapter 23-1-43 of the IBCL; however, Heartland's articles of incorporation contain provisions addressing the approval of business combinations. Pursuant to Heartland's articles of incorporation, Heartland shall not become party to any business combination with a related person (defined generally to mean a holder of ten percent or more of Heartland's common stock) , unless such business combination receives director approval in accordance with the articles of incorporation, without the affirmative vote by (i) the holders of not less than eighty percent of the outstanding shares of all classes of outstanding capital shares entitled to vote generally in the election of directors as a single class, and (ii) by an independent majority of shareholders. The vote required to become a party to a business combination with a related person shall be reduced to not less than two-thirds if certain requirements set forth in the articles of incorporation are met. |
| ***Consideration of Non- Financial Factors:*** | Heartland's articles of incorporation provide that, in determining what is in the best interests of the corporation and the shareholders when evaluating a business combination or a tender or exchange offer, the board of directors may consider all factors it considers relevant, including (i) the adequacy of the consideration to be paid in connection with such transaction, (ii) the social and economic effects of the transaction on Heartland and it subsidiaries, employees, customers, creditors and other pertinent elements of the community, (iii) the business and financial condition and earnings prospects of the acquiror, and (iv) the competence, experience and integrity of the acquiror. |

***Control Share Acquisitions:***

The Control Share Acquisitions Chapter of the IBCL, Indiana Code Chapter 23-1-42, provides that, unless otherwise provided in a corporation's articles of incorporation or by-laws, shares acquired in certain acquisitions of the corporation's stock will be accorded voting rights only if a majority of certain disinterested shareholders approves a resolution granting the potential acquiror the ability to vote such shares. An Indiana corporation is subject to the Control Share Acquisitions Chapter if it has 100 or more shareholders, its principal place of business is in Indiana and a certain percentage or number of shareholders are residents of Indiana. Heartland's by- laws provide that Heartland is subject to the Control Share Acquisitions Chapter. The Control Share Acquisitions Chapter may have the effect of discouraging or making more difficult a hostile takeover of Heartland.

***Amendment to Articles of Incorporation and By-laws:***

Pursuant to Indiana Code Chapter 23-1-38 of the IBCL, certain provisions of Heartland's articles of incorporation may be amended by the board of directors adopting an amendment to the articles of incorporation, and other provisions must be amended by the board of directors adopting a resolution setting forth the amendment proposed, followed by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment. However, pursuant to Heartland's articles of incorporation, an affirmative vote of at least 80% of the shares of all classes of voting stock of Heartland then outstanding is required to amend the removal of directors provision, the approval of business combinations provision and the amendment or repeal provision. If the amendment is proposed by a related person (defined generally to mean a holder of ten percent or more of Heartland's common stock), it must also be approved by a majority of independent shareholders. If, however, the amendment is recommended by two-thirds of the board of directors, the amendment shall only require the shareholder vote under the IBCL. Heartland's by-laws may be amended by a majority vote of the board of directors.

***Shareholder Rights Plan:***

Heartland's shareholder rights plan is designed to deter certain coercive tactics that have been used to acquire control of public corporations and to enable the board of directors to represent effectively the interests of the shareholders and other constituencies of Heartland in the event of a takeover attempt. If the acquiror's proposal is not approved by the board of Heartland, the issuance of the rights provided for in the plan would dramatically alter the capital structure of Heartland thereby making the acquiror's proposal unattractive to it. The involvement of the board of directors could improve the price and terms of any acquisition proposal. Under the plan, rights have attached (and will attach to shares issued in the future) to our common shares at the rate of one right for each share. The rights become exercisable only if a person or group of affiliated persons (an "Acquiring Person") acquires 15% or more of Heartland's common shares or announces a tender offer or exchange offer that would result in the acquisition of 30% or more of the outstanding common shares. At that time, the rights may be redeemed at the election of the board of directors of Heartland. If not redeemed, then prior to the acquisition by such person of 50% or more of the outstanding common shares of Heartland, Heartland may exchange the rights (other than rights owned by the Acquiring Person, which would have become void) for common shares (or other securities) of Heartland at a rate to be determined in accordance with the plan. If not exchanged, the rights may be exercised and the holders may acquire preferred share units or common shares of Heartland having a value of two times the exercise price of the rights that is then in effect. Each preferred share unit carries the same voting rights as one common share. If the Acquiring Person engages in a merger or other business combination with Heartland, the rights would entitle the holders to acquire shares of the Acquiring Person having a market value equal to twice the exercise price of the rights that is then in effect. The exercise price of the rights was initially set at $35 per right, and has since been adjusted to the current adjusted exercise price of $31.75 per right, and is subject to further adjustment in accordance with the plan. The plan will expire on June 22, 2010.

## OFFERING EXPENSES

This offering, and another offering by our directors and officers of up to 56,500 of their shares of our common stock, are covered by the same Regulation A Offering Statement. We have incurred and will continue to incur legal, accounting, printing and other expenses associated with the preparation of this offering circular and the offering circular for the selling shareholder offering, and the filing of the Regulation A Offering Statement and other related matters. Total expenses associated with all these offerings are not expected to exceed $30,000. Although allocation of these expenses between the two concurrent offerings cannot be precisely done, if such expenses were allocated half to each offering, this offering's expenses would be not more than $15,000. We will pay all such expenses; our optionees and the selling shareholders will pay no such expenses. Selling shareholders will, however, pay any brokerage or related expenses associated with their personal sales efforts.

## WHERE YOU CAN FIND MORE INFORMATION

The Company has filed with the SEC a Regulation A Offering Statement on Form 1-A under the Securities Act of 1933 with respect to the shares of the Company's common stock offered hereby. This offering circular does not contain all of the information set forth in the Offering Statement and the exhibits and schedules filed therewith. For further information with respect to the Company and the shares of the Company's common stock offered hereby, please refer to the Offering Statement.

You may read and copy any document in our Company's files, including the Offering Statement, at the SEC's public reference rooms at 100 F Street, N.E., Room 1850, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may also obtain copies of the Offering Statement by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1850, Washington, D.C. 20549, at prescribed rates.

The SEC also maintains an Internet World Wide Web site that contains reports, information statements and other information about issuers who file electronically with the SEC. The address of that site is http://www.sec.gov. We do not currently file any reports, electronically or otherwise, with the SEC, so current information about our Company and its securities is not available using this medium.

We also maintain a website at http://www.hcb-in.com, at which you may access press releases and other materials free of charge as soon as reasonably practicable after we issue those press releases or publicly release those other materials. The information contained in, or that can be accessed through, our website is not part of this offering circular.

The Company is not subject to, and will not by reason of the sale of shares under the offering statement become subject to, the SEC's proxy rules or regulations, or to stock exchange requirements that would require the Company to send an annual report to security holders. The Company does, however, intend to mail an annual report, including audited financial statements, to all security holders on an annual basis.

The Company's principal executive offices are located at 420 North Morton Street, P.O. Box 469, Franklin, Indiana 46131-0469, and its telephone number is (317) 738-3915.

HEARTLAND BANCSHARES, INC.
Franklin, Indiana

# INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


Crowe

Crowe Chizek and Company LLC
Member Horwath International

# REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
Heartland Bancshares, Inc.
Franklin, Indiana

We have audited the accompanying consolidated balance sheets of Heartland Bancshares, Inc. as of December 31, 2006 and 2005 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Heartland Bancshares, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Indianapolis, Indiana
March 22, 2007

HEARTLAND BANCSHARES, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2006 and 2005
(Dollar amounts in thousands)

| | 2006 | 2005 |
|---|---|---|
| **ASSETS** | | |
| Cash and due from banks | $ 9,589 | $ 8,813 |
| Federal funds sold | 4,411 | 5,574 |
| Total cash and cash equivalents | 14,000 | 14,387 |
| | | |
| Securities available-for-sale | 47,674 | 47,582 |
| Loans held for sale | 1,858 | 2,958 |
| Loans, net of allowance of $1,901 and $2,069 | 132,304 | 122,602 |
| Premises and equipment, net | 2,008 | 2,175 |
| Federal Home Loan Bank stock | 581 | 675 |
| Cash surrender value of life insurance | 2,713 | 2,605 |
| Accrued interest receivable and other assets | 3,569 | 3,682 |
| | $ 204,707 | $ 196,666 |
| | | |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Liabilities | | |
| Noninterest-bearing deposits | $ 20,302 | $ 22,231 |
| Interest-bearing demand and savings deposits | 74,462 | 69,032 |
| Interest-bearing time deposits | 75,640 | 70,400 |
| Total deposits | 170,404 | 161,663 |
| | | |
| Overnight repurchase agreements | 4,677 | 6,651 |
| Federal Home Loan Bank advances | 5,000 | 3,000 |
| Term repurchase agreements | 5,000 | 5,000 |
| Subordinated debentures | 3,093 | 5,155 |
| Accrued interest payable and other liabilities | 1,247 | 1,092 |
| Total liabilities | 189,421 | 182,561 |
| | | |
| Shareholders' equity | | |
| Common stock, no par value: 10,000,000 shares authorized; 1,400,494 and 1,411,945 shares issued and outstanding at December 31, 2006 and 2005 | 1,400 | 1,412 |
| Additional paid-in capital | 11,377 | 11,525 |
| Retained earnings | 2,860 | 1,777 |
| Accumulated other comprehensive income (loss) | (351) | (609) |
| | 15,286 | 14,105 |
| | | |
| | $ 204,707 | $ 196,666 |

See accompanying notes.

HEARTLAND BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2006 and 2005
(Dollar amounts in thousands, except per share data)

| | 2006 | 2005 |
|---|---|---|
| **Interest income** | | |
| Loans, including related fees | $ 10,412 | $ 8,859 |
| Securities: | | |
| Taxable | 1,549 | 1,379 |
| Non-taxable | 486 | 301 |
| Short-term investments | 333 | 253 |
| | 12,780 | 10,792 |
| **Interest expense** | | |
| Deposits | 4,653 | 3,006 |
| Short-term borrowings | 128 | 90 |
| Other borrowings | 855 | 608 |
| | 5,636 | 3,704 |
| **Net interest income** | 7,144 | 7,088 |
| Provision for loan losses | 202 | 195 |
| **Net interest income after provision for loan losses** | 6,942 | 6,893 |
| Noninterest income | | |
| Deposit service charges and fees | 1,102 | 929 |
| Commissions on investment sales | 323 | 409 |
| Gain on sale of securities | - | - |
| Gain on sale of other real estate | 44 | 10 |
| Gain on sale of loans, net | 253 | 424 |
| Other | 343 | 243 |
| | 2,065 | 2,015 |
| Noninterest expense | | |
| Salaries and employee benefits | 4,253 | 3,956 |
| Occupancy and equipment, net | 755 | 743 |
| Data processing | 875 | 782 |
| FDIC insurance | 20 | 33 |
| Professional fees | 251 | 499 |
| Advertising | 205 | 205 |
| Other | 752 | 828 |
| | 7,110 | 7,046 |
| **Income before income taxes** | 1,897 | 1,862 |
| Income taxes | 532 | 584 |
| **Net income** | $ 1,365 | $ 1,278 |
| Basic earnings per share | $ .97 | $ .91 |
| Diluted earnings per share | $ .93 | $ .88 |

See accompanying notes.

HEARTLAND BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years ended December 31, 2006 and 2005
(Dollar amounts in thousands, except per share data)

| | Common Stock | Additional Paid-in Capital | Retained Earning | Accumulated Other Comprehensive Income (Loss) | Total Shareholders' Equity |
|---|---|---|---|---|---|
| **Balance January 1, 2005** | 1,394 | 11,361 | 782 | (31) | 13,506 |
| Comprehensive income | | | | | |
| Net income | | | 1,278 | | 1,278 |
| Change in unrealized gain (loss) on securities available for sale, net | | | | (578) | (578) |
| Total comprehensive income | | | | | 700 |
| Cash dividends ($.20 per share) | | | (283) | | (283) |
| Exercise of stock options, including tax benefit | 18 | 164 | | | 182 |
| **Balance December 31, 2005** | $ 1,412 | $ 11,525 | $ 1,777 | $ (609) | $ 14,105 |
| Comprehensive income | | | | | |
| Net income | | | 1,365 | | 1,365 |
| Change in unrealized gain (loss) on securities available for sale, net | | | | 258 | 258 |
| Total comprehensive income | | | | | 1,623 |
| Cash dividends ($.20 per share) | | | (282) | | (282) |
| Repurchase of common shares | (16) | (206) | | | (222) |
| Stock based compensation expense | | 27 | | | 27 |
| Exercise of stock options, including tax benefit | 4 | 31 | | | 35 |
| **Balance December 31, 2006** | $ 1,400 | $ 11,377 | $ 2,860 | $ (351) | $ 15,286 |

See accompanying notes.

HEARTLAND BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2006 and 2005
(Dollar amounts in thousands)

| | 2006 | 2005 |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net income | $ 1,365 | $ 1,278 |
| Adjustments to reconcile net income to net cash from operating activities | | |
| Depreciation and amortization | 330 | 337 |
| Write-down of other real estate | 20 | - |
| Gain on sale of other real estate | (44) | (10) |
| Provision for loan losses | 202 | 195 |
| FHLB stock dividends | - | (8) |
| Gain on sales of loans, net | (253) | (424) |
| Loans originated for sale | (16,405) | (29,096) |
| Proceeds from loans sold | 17,758 | 27,491 |
| Increase in cash surrender value of life insurance | (108) | (105) |
| Stock based compensation expense | 27 | - |
| Change in assets and liabilities: | | |
| Accrued interest receivable and other assets | (13) | 247 |
| Accrued interest payable and other liabilities | 155 | 52 |
| Net cash from operating activities | 3,034 | (43) |
| **Cash flows from investing activities** | | |
| Proceeds from maturities of time deposits with other banks | - | 500 |
| Purchase of securities available-for-sale | (7,739) | (14,494) |
| Proceeds from sales, calls and maturities of securities available-for-sale | 8,012 | 8,066 |
| Loans made to customers, net of payments collected | (11,100) | (2,498) |
| Proceeds from sale of other real estate | 1,143 | 838 |
| Proceeds from redemption of FHLB stock | 94 | - |
| Net purchases of property and equipment | (67) | (80) |
| Net cash from investing activities | (9,657) | (7,668) |
| **Cash flows from financing activities** | | |
| Net change in deposit accounts | 8,741 | 6,001 |
| Net change in overnight repurchase agreements | (1,974) | 177 |
| Draws on FHLB advances | 6,500 | 3,000 |
| Repayments on FHLB advances | (4,500) | (4,000) |
| Proceeds from term repurchase agreements | - | 5,000 |
| Exercise of stock options | 35 | 182 |
| Proceeds from issuance of subordinated debt | 3,093 | - |
| Repayment of subordinated debt | (5,155) | - |
| Repurchase of common stock | (22) | - |
| Cash dividends paid | (282) | (283) |
| Net cash from financing activities | 6,236 | 10,077 |
| Net change in cash and cash equivalents | (387) | 2,366 |
| Cash and cash equivalents at beginning of period | 14,387 | 12,021 |
| **Cash and cash equivalents at end of period** | $ 14,000 | $ 14,387 |
| Supplemental disclosures of cash flow information | | |
| Cash paid during the period for: | | |

See accompanying notes.

HEARTLAND BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2006 and 2005
(Dollar amounts in thousands)

| | 2006 | 2005 |
|---|---|---|
| Interest | $ 5,494 | $ 3,566 |
| Income taxes | 550 | 48 |
| Supplemental disclosure of non-cash activities: | | |
| Transfer from loans to other real estate | $ 1,196 | $ 1,549 |

See accompanying notes.

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business: The consolidated financial statements include the accounts of Heartland Bancshares, Inc. (Corporation) and its wholly-owned subsidiary, Heartland Community Bank (Bank), after elimination of significant intercompany transactions and accounts.

The Corporation is engaged in the business of commercial and retail banking, with operations conducted through its main office located in Franklin, Indiana and additional branch locations in Greenwood and Bargersville, Indiana. The majority of the Bank's income is derived from commercial and retail business lending activities and investments. The majority of the Bank's loans are secured by specific items of collateral including business assets, real property and consumer assets.

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported and disclosed in the financial statements, and future results could differ from these estimates. The allowance for loan losses and the fair values of financial instruments are particularly subject to change.

Securities: Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income, net of tax.

Interest income is reported on the level yield method and includes amortization of purchase premium or discount. Gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is not temporary.

Declines in the fair value of securities below their cost that are other than temporary are reflected as realized losses. In estimating other-than-temporary losses, management considers: the length of time and extent that fair value has been less than cost, the financial condition and near term prospects of the issuer, and the Corporation's ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.

Loans Held For Sale: Loans held for sale are mortgage loans closed by the Bank and in the process of being delivered to loan brokers. These loans are carried at the lower of cost or market, on an aggregate basis.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, and an allowance for loan losses. Interest income is reported on the interest method and includes loan fees.

Interest income is not reported when full loan repayment is in doubt, typically when payments are 90 days or more past due. All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer, and credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation expense is recognized over the estimated useful lives of the assets, principally on the straight-line method. Estimated useful lives range from 3 years to 40 years. These assets are reviewed for impairment when events indicate the carrying amount may not be recoverable.

(Dollar amounts in thousands)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Federal Home Loan Bank (FHLB) stock: The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Foreclosed Assets: Assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

Company Owned Life Insurance: The Corporation has purchased life insurance policies on certain key executives. Company owned life insurance is recorded at its cash surrender value, or the amount that can be realized.

Repurchase Agreements: Overnight repurchase agreement liabilities represent amounts advanced by various customers. Term repurchase agreement liabilities represent amounts advanced by financial institutions which have maturities greater than one day. Securities are pledged to cover these liabilities, which are not covered by federal deposit insurance.

Income Taxes: Income tax expense is the sum of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax consequences of temporary differences between the carrying amounts and tax basis of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Stock Compensation: Effective January 1, 2006, the Corporation adopted Statement of Financial Accounting Standards ("SFAS") No. 123(R), Share-based Payment, using the modified prospective transition method. Accordingly, the Corporation has recorded stock-based employee compensation cost using the fair value method starting in 2006. Total compensation cost that has been charged against income was $27 for the year ending December 31, 2006. The total income tax benefit recognized in the income statement for the Plans was $10 for the year ending December 31, 2006.

Prior to January 1, 2006, employee compensation expense under stock options was reported using the intrinsic value method; therefore, no stock based compensation cost is reflected in net income for the year ending December 31, 2005, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant.

(Dollar amounts in thousands)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The effect on net income and earnings per share if expense was measured using the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock Based Compensation, for the year ending December 31, 2005 is as follows:

| | |
|---|---|
| Net income as reported | $ 1,278 |
| Deduct: Stock-based compensation expense determined under fair value based method | 46 |
| Pro forma net income | $ 1,232 |
| | |
| Basic earnings per share as reported | $ .91 |
| Diluted earnings per share as reported | .88 |
| Pro forma basic earnings per share | .88 |
| Pro forma diluted earnings per share | .85 |

Financial Instruments: Financial instruments include credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay.

Statement of Cash Flows: Cash and cash equivalents are defined to include cash on hand, amounts due from banks, and federal funds sold. The Corporation reports net cash flows for customer loan transactions, deposit transactions, and short-term borrowings.

Earnings Per Share: Basic earnings per share is net income divided by the weighted average number of shares outstanding during the period. Diluted earnings per share includes the dilutive effect of additional potential shares issuable under stock options. Earnings per share are restated for all stock splits and dividends through the date of issue of the financial statements.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale and is recognized as a separate component of equity.

Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the bank to the holding company or by the holding company to shareholders. See Note 13.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Values of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed separately. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates. The fair value estimates of existing on- and off-balance sheet financial instruments does not include the value of anticipated future business or the values of assets and liabilities not considered financial instruments.

Segment Reporting: Internal financial information is primarily reported and aggregated in one line of business, banking.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

(Dollar amounts in thousands)

## NOTE 2 - SECURITIES

The fair value of securities available for sale and the related gains and losses recognized in other comprehensive income (loss) were as follows:

| | Fair Value | Gross Unrealized Gains | Gross Unrealized Losses |
|---|---|---|---|
| 2006 | | | |
| U.S. Government and government sponsored entities | $ 20,586 | $ 11 | $ (272) |
| Obligations of states and political subdivisions | 14,349 | 106 | (87) |
| Mortgage backed securities | 11,208 | 1 | (348) |
| Corporate obligations | 1,413 | 5 | - |
| Equity securities | 118 | - | - |
| | $ 47,674 | $ 123 | $ (707) |
| 2005 | | | |
| U.S. Government and government sponsored entities | $ 18,654 | $ - | $ (400) |
| Obligations of states and political subdivisions | 12,652 | 80 | (234) |
| Mortgage backed securities | 14,116 | 9 | (483) |
| Corporate obligations | 2,042 | 18 | (2) |
| Equity securities | 118 | - | - |
| | $ 47,582 | $ 107 | $ (1,119) |

During 2006 and 2005, there were no sales of securities.

The fair value of debt securities at December 31, 2006, by contractual maturity, is shown below.

| | |
|---|---|
| Due in one year or less | $ 8,162 |
| Due after one year through five years | 15,164 |
| Due after five years through ten years | 7,367 |
| Due after ten years | 5,655 |
| Mortgage backed securities | 11,208 |
| | $ 47,556 |

(Dollar amounts in thousands)

## NOTE 2 - SECURITIES (Continued)

Carrying values of securities pledged were as follows at December 31:

| | 2006 | 2005 |
|---|---|---|
| Overnight repurchase agreements | $ 11,277 | $ 9,794 |
| FHLB advances | 7,478 | 3,255 |
| Term repurchase agreements | 5,903 | 5,333 |
| Fed funds lines of credit | 4,442 (1) | 4,456 (1) |
| Total | $ 29,100 | $ 22,838 |

(1) There was no balance outstanding on fed funds lines of credit at December 31, 2006 and 2005.

Securities with unrealized losses at year end not recognized in income presented by length of time in a continuous unrealized loss position are as follows:

2006

| Description of Securities | Less than 12 Months Fair Value | Less than 12 Months Unrealized Loss | 12 Months or More Fair Value | 12 Months or More Unrealized Loss | Total Fair Value | Total Unrealized Loss |
|---|---|---|---|---|---|---|
| US Government and government sponsored entities | $ 3,986 | $ (13) | $ 15,605 | $ (259) | $ 19,591 | $ (272) |
| Obligations of states and political subdivisions | 63 | - | 6,442 | (87) | 6,505 | (87) |
| Corporate obligations | - | - | - | - | - | - |
| Mortgage backed securities | - | - | 10,745 | (348) | 10,745 | (348) |
| Total temporarily impaired | $ 4,049 | $ (13) | $ 32,792 | $ (694) | $ 36,841 | $ (707) |

2005

| Description of Securities | Less than 12 Months Fair Value | Less than 12 Months Unrealized Loss | 12 Months or More Fair Value | 12 Months or More Unrealized Loss | Total Fair Value | Total Unrealized Loss |
|---|---|---|---|---|---|---|
| US Government and government sponsored entities | $ 7,840 | $ (120) | $ 9,313 | $ (280) | $ 17,153 | $ (400) |
| Obligations of states and political subdivisions | 7,569 | (158) | 2,114 | (76) | 9,683 | (234) |
| Corporate obligations | 1,010 | (2) | - | - | 1,010 | (2) |
| Mortgage backed securities | 4,583 | (113) | 8,965 | (370) | 13,548 | (483) |
| Total temporarily impaired | $ 21,002 | $ (393) | $ 20,392 | $ (726) | $ 41,394 | $ (1,119) |

(Dollar amounts in thousands)

NOTE 2 - SECURITIES (Continued)

Unrealized losses on securities have not been recognized into income because the securities are of high credit quality, management has the ability to hold for the foreseeable future, and the decline in fair value is largely due to changes in market interest rates. The fair value is expected to recover as the securities approach their maturity date and/or interest rates change.

NOTE 3 - LOANS

Loans at year end are comprised of the following:

| | 2006 | 2005 |
|---|---|---|
| Commercial | $ 75,626 | $ 73,195 |
| Real estate construction and land development | 9,579 | 8,171 |
| Residential real estate | 38,730 | 30,744 |
| Consumer | 10,270 | 12,561 |
| Subtotal | 134,205 | 124,671 |
| Less: Allowance for loan losses | (1,901) | (2,069) |
| | $ 132,304 | $ 122,602 |

Certain of the Corporation's officers and directors were loan customers of the Bank. The balance of loans outstanding to these individuals was $3,523 and $2,057 at December 31, 2006 and 2005.

NOTE 4 - ALLOWANCE FOR LOAN LOSSES

The activity in the allowance for loan losses is as follows:

| | 2006 | 2005 |
|---|---|---|
| Beginning balance | $ 2,069 | $ 2,491 |
| Provision charged to operations | 202 | 195 |
| Loans charged-off | (572) | (828) |
| Recoveries on loans previously charged-off | 202 | 211 |
| Ending balance | $ 1,901 | $ 2,069 |

(Dollar amounts in thousands)

## NOTE 4 - ALLOWANCE FOR LOAN LOSSES (Continued)

Information about impaired loans is as follows:

| | 2006 | 2005 |
|---|---|---|
| Year-end loans with no allowance for loan losses allocated | $ - | $ - |
| Year-end loans with allowance for loan losses allocated | 1,014 | 1,244 |
| Amount of the allowance allocated | 115 | 185 |
| Average of impaired loans during the year | 1,067 | 777 |
| Interest income recognized during impairment | - | - |
| Cash-basis interest income received during impairment | - | - |
| Non-performing loans: | | |
| Loans on non accrual status at year end | 1,060 | 1,476 |
| Loans delinquent greater than 90 days and still accruing at year end | 513 | 375 |

Nonperforming loans includes both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.

## NOTE 5 - PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows:

| | 2006 | 2005 |
|---|---|---|
| Land | $ 205 | $ 205 |
| Buildings and improvements | 1,793 | 1,793 |
| Leasehold improvements | 312 | 312 |
| Furniture and equipment | 1,394 | 1,546 |
| Total | 3,704 | 3,856 |
| Accumulated depreciation | (1,696) | (1,681) |
| Premises and equipment, net | $ 2,008 | $ 2,175 |

Depreciation expense was $234 and $259 for 2006 and 2005.

(Dollar amounts in thousands)

## NOTE 6 - DEPOSITS

Interest-bearing time deposits issued in denominations of $100 or greater totaled $31,100 and $32,685 at December 31, 2006 and 2005.

Scheduled maturities of time deposits for the next five years are as follows:

| | |
|---|---|
| 2007 | $ 62,708 |
| 2008 | 9,166 |
| 2009 | 1,806 |
| 2010 | 1,433 |
| 2011 | 527 |
| | $ 75,640 |

Time deposits from governmental and other public entities such as school corporations and hospitals in the Bank's market area totaled $8,728 at December 31, 2006 and $19,369 at December 31, 2005.

## NOTE 7 – OVERNIGHT REPURCHASE AGREEMENTS, FHLB ADVANCES AND TERM REPURCHASE AGREEMENTS

Overnight repurchase agreements are securities sold under agreements to repurchase with daily maturities and variable interest rates. The financing arrangement allows for funds to be swept out of certain non-interest bearing demand deposit accounts into the overnight repurchase agreements. Overnight repurchase agreements bear interest at rates similar to interest bearing demand deposits. They are collateralized by pledged securities with a carrying amount of $11,277 at December 31, 2006.

At December 31, 2006, term repurchase agreements consist of one fixed rate contract of securities sold under agreement to repurchase financing arrangement. The maturity date is June 7, 2010. The interest rate is fixed at 3.55%. The issuer has the right to require the Bank to repay the borrowings on June 7, 2007 and quarterly thereafter. They are collateralized by pledged securities with a carrying amount of $5,903 at December 31, 2006.

Federal Home Loan Bank (FHLB) advances are payable at maturity, generally with a prepayment penalty. They are collateralized by pledged securities with a carrying amount of $7,478 at December 31, 2006. Interest is payable monthly. The advances outstanding at December 31, 2006 and 2005 are primarily fixed rate.

(Dollar amounts in thousands)

## NOTE 7 - OVERNIGHT REPURCHASE AGREEMENTS, FHLB ADVANCES AND TERM REPURCHASE AGREEMENTS (Continued)

FHLB advances are comprised of the following individual advances at December 31:

| Maturity date | Interest Rate | 2006 | 2005 |
|---|---|---|---|
| February 28, 2006 | 4.51% | $ - | $ 1,000 |
| July 14, 2006 | 3.12 | - | 1,000 |
| May 23, 2008 | 5.34 | 1,000 | - |
| June 2, 2008 | 4.04 | 1,000 | 1,000 |
| July 20, 2011 | 5.60 | 1,000 | - |
| May 23, 2013 | 5.34 | 1,000 | - |
| May 16, 2016 | 5.63 | 1,000 | - |
| | | $ 5,000 | $ 3,000 |

## NOTE 8 - SUBORDINATED DEBENTURES

On December 18, 2001, a trust formed by the Corporation issued $5,000 of floating rate trust preferred securities as part of a pooled offering of such securities. The Corporation issued subordinated debentures to the trust in exchange for the proceeds of the offering, which debentures represent the sole asset of the trust. On December 18, 2006, the Corporation redeemed the floating rate trust preferred securities.

On December 14, 2006, a trust formed by the Corporation issued $3,000 of floating rate trust preferred securities as part of a pooled offering of such securities. The Corporation issued subordinated debentures to the trust in exchange for the proceeds of the offering, which debentures represent the sole asset of the trust. Distributions on the securities are payable quarterly in arrears at the annual rate of LIBOR plus 1.67%. The rate as of December 31, 2006 was 7.02%.

The Trust Preferred Securities, which mature December 15, 2036, are subject to mandatory redemption, in whole or in part, upon repayment of the subordinated debentures at maturity or their earlier redemption at the liquidation preference. The subordinated debentures are redeemable prior to the maturity date at the option of the Corporation on or after December 15, 2011. The subordinated debentures are also redeemable in whole or in part from time to time, upon the occurrence of specific events defined within the trust indenture. The Corporation has the option to defer distributions on the subordinated debentures from time to time for a period not to exceed 20 consecutive quarters.

(Dollar amounts in thousands)

NOTE 8 - SUBORDINATED DEBENTURES (Continued)

Under FASB Interpretation No. 46, as revised in December 2003, the trust is not consolidated with the Corporation. Accordingly, the Corporation does not report the securities issued by the trust as liabilities, and instead reports as liabilities the subordinated debentures issued by the Corporation and held by the trust.

NOTE 9 - EMPLOYEE BENEFIT PLANS

A 401(k) retirement savings plan is maintained for the benefit of eligible employees. The Plan requires employees to be 21 years of age before entering the Plan. Employee contributions are limited to a maximum of 15% of their salary. The Plan provides for a 50% matching of the first 6% of employee salary contributions and allows for an annual discretionary contribution. Participants are fully vested in salary deferral contributions. Employer matching contributions vest at a rate of 20% per year of employment after completion of one year of employment and are fully vested after the completion of 6 years of service with the Bank. The 401(k) contribution charged to expense was $76 and $69 for 2006 and 2005.

NOTE 10 - STOCK OPTION PLANS

At December 31, 2006, the Corporation maintained two stock option plans: an employee plan (under which options may be granted through 2007) and a non-employee director plan (under which options may be granted through January 2008). Under the terms of these plans, options for up to 305,781 shares of the Corporation's common stock may be granted to employees and directors of the Corporation and its subsidiaries with 20,767 shares still available for grant at December 31, 2006. The exercise price of options granted to employees under the employee plan is determined at the time of grant by an administrative committee appointed by the Board of Directors and in any event, will not be less than fair market value of the shares of common stock at the time the option is granted.

Employee options are immediately exercisable with respect to 20 percent of the shares covered by the option and vest with respect to an additional 20 percent of the shares on each of the following four anniversaries of the date of grant, assuming continued employment of the optionee. The options will expire ten years after date of grant.

Non-employee director options issued under the expired non-employee director plan provided for a vesting schedule, and the holders of all options granted under that plan that were outstanding at December 31, 2006, have satisfied that vesting schedule and all of such options are now exercisable in full.

Non-employee director options issued under the currently active non-employee director plan are immediately exercisable.

(Dollar amounts in thousands)

NOTE 10 - STOCK OPTION PLANS (Continued)

The Plans authorized an optionee to pay the exercise price of options in cash or in common shares of the Corporation or in some combination of cash and common shares. An optionee may tender already-owned common shares to the Corporation in exercise of an option. In this instance, the Corporation is obligated to issue to such optionee a replacement option for the number of shares tendered, as follows: (a) of the same type as the option exercised (either an incentive stock option or a non-qualified option); (b) with the same expiration date; and (c) priced at the fair market value of the stock on that date. Replacement options may generally not be exercised until one year from the date of grant and (subject to certain exceptions) are cancelled if the optionee sells any Corporation stock prior to that date, other than in payment of the exercise price of another option under the plan.

The option plans provide usual and customary provisions providing for the adjustment of the exercise price and number and type of shares subject to grants under the plans in the event of certain corporate events, and the acceleration of the rights of an optionee to exercise unvested stock options in certain events.

The fair value of options granted was determined using the following weighted-average assumptions as of grant date.

| | 2006 | 2005 |
|---|---|---|
| Risk-free interest rate | 4.56% | 4.24% |
| Expected option life | 7 years | 7 years |
| Expected stock price volatility | 15.94% | 16.66% |
| Dividend yield | 1.41% | 1.04% |
| Weighted average fair value of options granted during the year | $ 3.46 | $ 3.50 |

(Dollar amounts in thousands)

NOTE 10 - STOCK OPTION PLANS (Continued)

A summary of the Corporation's stock option activity and related information follows:

| | Shares | Weighted Average Exercise Price | Weighted Average Remaining Contractual Life | Aggregate Intrinsic Value |
|---|---|---|---|---|
| Outstanding - beginning of period | 215,521 | $ 9.62 | | |
| Granted | 2,000 | 14.20 | | |
| Exercised | 3,899 | 9.07 | | |
| Forfeited | - | - | | |
| Outstanding-end of period | 213,622 | $ 9.58 | 3.88 | $ 1,140 |
| Exercisable at end of period | 195,573 | $ 9.35 | 4.24 | $ 1,089 |

Cash received from option exercises for the years ended December 31, 2006 and 2005 was $35 and $182. The actual tax benefit realized for the tax deductions from stock option exercises totaled $0 and $0 for the years ended December 31, 2006 and 2005.

As of December 31, 2006, there was $55 of total unrecognized compensation cost related to non-vested stock options granted under the Plans. The cost is expected to be recognized over a weighted-average period of 1.78 years.

(Dollar amounts in thousands)

## NOTE 11 - INCOME TAXES

Income tax expense was as follows:

| | 2006 | 2005 |
|---|---|---|
| Current | $ 416 | $ 442 |
| Deferred | 116 | 142 |
| Total | $ 532 | $ 584 |

Effective tax rates differ from federal statutory rates applied to pre-tax income due to the following:

| | 2006 | 2005 |
|---|---|---|
| Federal statutory rate times financial statement income | $ 645 | $ 633 |
| Effect of: | | |
| Tax-exempt income | (202) | (131) |
| State taxes, net of federal tax effect | 106 | 79 |
| Other, net | (17) | 3 |
| Total | $ 532 | $ 584 |

Year-end deferred tax assets and liabilities were due to the following:

| | 2006 | 2005 |
|---|---|---|
| Deferred tax assets: | | |
| Allowance for loan losses | $ 352 | $ 359 |
| Deferred compensation | 162 | 133 |
| Net unrealized loss on securities | 231 | 403 |
| Other | 93 | 93 |
| | 838 | 988 |
| Deferred tax liabilities: | | |
| Depreciation | (75) | (66) |
| Other | (145) | (93) |
| | (220) | (159) |
| Total | $ 618 | $ 829 |

(Dollar amounts in thousands)

## NOTE 12 - EARNINGS PER SHARE

The following illustrates the computation of basic and diluted earnings per share.

| | 2006 | 2005 |
|---|---|---|
| **Basic earnings per share** | | |
| Net income | $ 1,365 | $ 1,278 |
| Weighted average shares outstanding | 1,411,650 | 1,407,469 |
| Basic earnings per share | $ .97 | $ .91 |

| | 2006 | 2005 |
|---|---|---|
| **Dilutive earnings per share** | | |
| Net income | $ 1,365 | $ 1,278 |
| Weighted average shares outstanding | 1,411,650 | 1,407,469 |
| Dilutive effect of assumed exercise of stock options | 49,309 | 46,934 |
| Diluted average shares outstanding | 1,460,959 | 1,454,403 |
| Diluted earnings per share | $ .93 | $ .88 |

There were 28,250 stock options considered anti-dilutive for computing diluted earnings per share in 2006. There were 26,565 stock options considered anti-dilutive for computing diluted earnings per share in 2005.

## NOTE 13 - CAPITAL REQUIREMENTS AND REGULATORY MATTERS

The Bank and the Corporation are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative and qualitative measures of assets, liabilities and certain off-balance-sheet items calculated under regulatory accounting practices.

The prompt corrective action regulations promulgated by the FDIC affect the Bank and provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized, although these terms are not used to represent overall financial condition. If only adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required.

(Dollar amounts in thousands)

## NOTE 13 - CAPITAL REQUIREMENTS AND REGULATORY MATTERS (Continued)

At year-end 2006 and 2005, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category. Actual capital levels and minimum required levels were:

| | Actual | | Minimum Required For Capital Adequacy Purposes | | Minimum Required To Be Well Capitalized Under Prompt Corrective Action Regulations | |
|---|---|---|---|---|---|---|
| | Amount | Ratio | Amount | Ratio | Amount | Ratio |
| 2006 - Bank | | | | | | |
| Total capital (to risk weighted assets) | $20,083 | 14.40% | $11,155 | 8.00% | $13,944 | 10.00% |
| Tier 1 capital (to risk weighted assets) | 18,338 | 13.15 | 5,578 | 4.00 | 8,366 | 6.00 |
| Tier 1 capital (to average assets) | 18,338 | 8.66 | 8,466 | 4.00 | 10,583 | 5.00 |
| 2006 - Corporation | | | | | | |
| Total capital (to risk weighted assets) | $20,382 | 14.60% | $11,155 | 8.00% | N/A | |
| Tier 1 capital (to risk weighted assets) | 18,637 | 13.35 | 5,577 | 4.00 | N/A | |
| Tier 1 capital (to average assets) | 18,637 | 8.80 | 8,466 | 4.00 | N/A | |
| 2005 - Bank | | | | | | |
| Total capital (to risk weighted assets) | $20,352 | 15.18% | $10,726 | 8.00% | $13,408 | 10.00% |
| Tier 1 capital (to risk weighted assets) | 18,671 | 13.93 | 5,363 | 4.00 | 8,045 | 6.00 |
| Tier 1 capital (to average assets) | 18,671 | 9.62 | 7,767 | 4.00 | 9,709 | 5.00 |
| 2005 - Corporation | | | | | | |
| Total capital (to risk weighted assets) | $21,395 | 15.93% | $10,743 | 8.00% | N/A | |
| Tier 1 capital (to risk weighted assets) | 19,619 | 14.61 | 5,372 | 4.00 | N/A | |
| Tier 1 capital (to average assets) | 19,619 | 10.10 | 7,769 | 4.00 | N/A | |

(Dollar amounts in thousands)

## NOTE 14 - COMMITMENTS AND CONTINGENT LIABILITIES

The Bank leases certain facilities and land under operating leases expiring through 2016. The related lease expense was $338 and $321 for 2006 and 2005. Future minimum lease payments are as follows:

| | | |
|---|---|---|
| 2007 | $ | 356 |
| 2008 | | 332 |
| 2009 | | 283 |
| 2010 | | 251 |
| 2011 | | 248 |
| Thereafter | | 1,286 |
| Total minimum lease payments | $ | 2,757 |

In the ordinary course of business, the Bank has loans, commitments and contingent liabilities, such as guarantees and commitments to extend credit, which are not reflected in the consolidated balance sheet. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to make loans and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policy to make such commitments as it uses for on-balance sheet items.

Off-balance sheet financial instruments whose contract amount represents credit risk are summarized as follows:

| | 2006 | | 2005 | |
|---|---|---|---|---|
| | Fixed Rate | Variable Rate | Fixed Rate | Variable Rate |
| Commitments to make loans | $ 1,710 | $ 5,540 | $ 110 | $ 5,027 |
| Unused lines of credit | - | 33,676 | - | 29,124 |
| Letters of credit | - | 350 | - | 482 |

The interest rates on fixed rate loan commitments range from 4.50% to 7.25% and the weighted average interest rate on fixed rate loan commitments was 4.81% at December 31, 2006.

Since many commitments to make loans expire without being used, the amount does not necessarily represent future cash commitments. Collateral obtained upon exercise of the commitment is determined using management's credit evaluation of the borrower, and may include accounts receivable, inventory, property, land and other items.

The cash balance required to be maintained on hand or on deposit with the Federal Reserve was $1,853 and $1,191 at December 31, 2006 and 2005. These reserves do not earn interest.

(Dollar amounts in thousands)

## NOTE 15 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value and estimated fair values of the Corporation's financial instruments were as follows at December 31:

| | 2006 | | 2005 | |
|---|---|---|---|---|
| | Carrying Value | Fair Value | Carrying Value | Fair Value |
| Financial assets: | | | | |
| Cash and cash equivalents | $ 14,000 | $ 14,000 | $ 14,387 | $ 14,387 |
| Securities available-for-sale | 47,674 | 47,674 | 47,582 | 47,582 |
| Loans held for sale | 1,858 | 1,875 | 2,958 | 2,985 |
| Loans, net | 132,304 | 131,052 | 122,602 | 121,226 |
| FHLB stock | 581 | 581 | 675 | 675 |
| Accrued interest receivable | 1,079 | 1,079 | 906 | 906 |
| Financial liabilities: | | | | |
| Deposits | $ (170,404) | $ (170,427) | $ (161,663) | $ (161,454) |
| Overnight repurchase agreements | (4,677) | (4,677) | (6,651) | (6,651) |
| FHLB advances | (5,000) | (5,065) | (3,000) | (2,969) |
| Term repurchase agreements | (5,000) | (4,961) | (5,000) | (4,942) |
| Subordinated debentures | (3,093) | (3,093) | (5,155) | (5,253) |
| Accrued interest payable | (415) | (415) | (273) | (273) |

Fair value approximates carrying amount for all items except those described below. Fair value for securities is based on quoted market values for the individual securities or for equivalent securities. Fair value of loans held for sale is based on market quotes. Fair value for loans is based on the rates charged at year end for new loans with similar maturities, applied until the loan is assumed to reprice or be paid. Fair value for fixed rate IRAs, time certificates of deposit, and borrowings are based on the rates paid at year end for new deposits or borrowings, applied until maturity. Fair value for other financial instruments and off-balance-sheet loan commitments are considered nominal.

(Dollar amounts in thousands)

## NOTE 16 - PARENT COMPANY STATEMENTS

Presented below are condensed balance sheets and statements of income and cash flows for the parent company.

### CONDENSED BALANCE SHEETS

| | 2006 | 2005 |
|---|---|---|
| **ASSETS** | | |
| Cash | $ 296 | $ 1,169 |
| Investment in bank | 17,987 | 18,062 |
| Investment in unconsolidated subsidiary | 93 | 155 |
| Other assets | 51 | 61 |
| | $ 18,427 | $ 19,447 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Subordinated debentures | $ 3,093 | $ 5,155 |
| Other liabilities | 48 | 187 |
| Total liabilities | 3,141 | 5,342 |
| Shareholders' equity | 15,286 | 14,105 |
| | $ 18,427 | $ 19,447 |

### CONDENSED STATEMENTS OF INCOME

| | 2006 | 2005 |
|---|---|---|
| Interest and dividend income | $ 2,039 | $ 39 |
| Interest expense | (447) | (362) |
| Other expenses | (46) | (178) |
| Tax benefit | 179 | 196 |
| **Income (loss) before equity in undistributed earnings of bank** | (1,725) | (305) |
| Equity in undistributed earnings of bank | (360) | 1,583 |
| **Net income** | 1,365 | 1,278 |
| Change in unrealized gain (loss) on subsidiary securities available for sale, net | 258 | (578) |
| **Comprehensive income** | $ 1,623 | $ 700 |

See accompanying notes.

(Dollar amounts in thousands)

## NOTE 16 - PARENT COMPANY STATEMENTS (Continued)

### CONDENSED STATEMENTS OF CASH FLOWS

| | 2006 | 2005 |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net income | $ 1,365 | $ 1,278 |
| Adjustments to reconcile net income to net cash from operating activities | | |
| Equity in undistributed earnings of bank | 359 | (1,583) |
| Other assets and other liabilities, net | (66) | 236 |
| Net cash from operating activities | 1,658 | (69) |
| **Cash flows from financing activities** | | |
| Issuance of common stock | 35 | 182 |
| Repurchase of common stock | (22) | - |
| Proceeds from issuance of trust preferred securities | 3,093 | - |
| Repayment of trust preferred securities | (5,155) | - |
| Cash dividends | (282) | (283) |
| Net cash from financing activities | (2,531) | (101) |
| Net change in cash and cash equivalents | (873) | (170) |
| Beginning cash and cash equivalents | 1,169 | 1,339 |
| **Cash and cash equivalents at end of period** | $ 296 | $ 1,169 |

## NOTE 17 - OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) components and related taxes were as follows:

| | 2006 | 2005 |
|---|---|---|
| Unrealized holding gains and losses on securities available-for-sale | $ 428 | $ (963) |
| Reclassification adjustment for gains and losses later recognized in income | - | - |
| Net unrealized gains and (losses) | 428 | (963) |
| Tax effect | (170) | 385 |
| Other comprehensive income (loss) | $ 258 | $ (578) |

HEARTLAND BANCSHARES, INC.
CONSOLIDATED BALANCE SHEETS
June 30, 2007 and December 31, 2006
(Dollar amounts in thousands)

| | June 30, 2007 (Unaudited) | December 31, 2006 |
|---|---|---|
| **ASSETS** | | |
| Cash and due from banks | $ 5,889 | $ 9,589 |
| Federal funds sold | 4,762 | 4,411 |
| Total cash and cash equivalents | 10,651 | 14,000 |
| | | |
| Securities available-for-sale | 45,328 | 47,674 |
| Loans held for sale | 1,016 | 1,858 |
| Loans, net of allowance of $1,930 and $1,901 | 139,009 | 132,304 |
| Premises and equipment, net | 1,957 | 2,008 |
| Federal Home Loan Bank (FHLB) stock | 581 | 581 |
| Cash surrender value of life insurance | 2,768 | 2,713 |
| Accrued interest receivable and other assets | 4,560 | 3,569 |
| | $ 205,870 | $ 204,707 |
| | | |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Liabilities | | |
| Noninterest-bearing deposits | $ 20,666 | $ 20,302 |
| Interest-bearing demand and savings deposits | 68,135 | 74,462 |
| Interest-bearing time deposits | 83,204 | 75,640 |
| Total deposits | 172,005 | 170,404 |
| | | |
| Overnight repurchase agreements | 7,133 | 4,677 |
| Term repurchase agreements | - | 5,000 |
| Federal Home Loan Bank advances | 6,936 | 5,000 |
| Subordinated debentures | 3,093 | 3,093 |
| Accrued interest payable and other liabilities | 1,361 | 1,247 |
| | 190,528 | 189,421 |
| Shareholders' equity | | |
| Common stock, no par value: 10,000,000 shares authorized; 1,393,994 and 1,400,494 shares issued and outstanding | 1,394 | 1,400 |
| Additional paid-in capital | 11,213 | 11,377 |
| Retained earnings | 3,276 | 2,860 |
| Accumulated other comprehensive income (loss) | (541) | (351) |
| | 15,342 | 15,286 |
| | | |
| | $ 205,870 | $ 204,707 |

See accompanying notes.

HEARTLAND BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
For the three and six months ended June 30, 2007 and 2006
(Dollar amounts in thousands, except per share data)
(Unaudited)

| | Three Months Ended June 30, | | Six Months Ended June 30, | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| **Interest income** | | | | |
| Loans, including related fees | $2,774 | $2,566 | $5,422 | $4,933 |
| Securities: | | | | |
| Taxable | 352 | 394 | 707 | 773 |
| Non-taxable | 133 | 119 | 268 | 238 |
| Other | 73 | 50 | 129 | 99 |
| | 3,332 | 3,129 | 6,526 | 6,043 |
| **Interest expense** | | | | |
| Deposits | 1,350 | 1,116 | 2,608 | 2,126 |
| Short-term borrowings | 42 | 33 | 69 | 59 |
| Other borrowings | 171 | 194 | 346 | 370 |
| Total interest expense | 1,563 | 1,343 | 3,023 | 2,555 |
| **Net interest income** | 1,769 | 1,786 | 3,503 | 3,488 |
| Provision for loan losses | 20 | 52 | 20 | 78 |
| **Net interest income after provision for loan losses** | 1,749 | 1,734 | 3,483 | 3,410 |
| Noninterest income | | | | |
| Service charges and fees | 364 | 289 | 644 | 548 |
| Investment commissions | 56 | 67 | 117 | 162 |
| Gain on sale of loans held for sale, net | 57 | 43 | 133 | 146 |
| Gain on sale of other real Estate | (24) | (18) | (21) | 46 |
| Other | 83 | 80 | 142 | 174 |
| | 536 | 461 | 1,015 | 1,076 |
| Noninterest expense | | | | |
| Salaries and employee benefits | 1,038 | 1,075 | 2,136 | 2,134 |
| Occupancy and equipment, net | 194 | 182 | 392 | 377 |
| Data processing | 229 | 222 | 450 | 430 |
| Professional fees | 65 | 77 | 120 | 149 |
| FDIC Insurance | 32 | 5 | 38 | 10 |
| Other | 317 | 288 | 620 | 531 |
| | 1,875 | 1,849 | 3,756 | 3,631 |
| **Income before income taxes** | 410 | 346 | 742 | 855 |
| Income tax expense | 111 | 81 | 186 | 233 |
| **Net income** | $ 299 | $ 265 | $ 556 | $ 622 |
| Basic earnings per share | $ .21 | $ .19 | $ .40 | $ .44 |
| Diluted earnings per share | $ .21 | $ .18 | $ .38 | $ .43 |
| Comprehensive income (loss) | $ 45 | $ (12) | $ 366 | $ 305 |

See accompanying notes.

HEARTLAND BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Six months ended June 30, 2007 and 2006
(Dollar amounts in thousands, except per share data)
(Unaudited)

| | Common Stock | Additional Paid-in Capital | Retained Earnings | Accumulated Other Comprehensive Income (Loss) | Total Shareholders' Equity |
|---|---|---|---|---|---|
| **Balance January 1, 2006** | $ 1,412 | $ 11,525 | $1,777 | $ (609) | $ 14,105 |
| Comprehensive income | | | | | |
| Net income | | | 622 | | 622 |
| Change in net Unrealized gain/(loss) | | | | (317) | (317) |
| Total comprehensive Income | | | | | 305 |
| Cash dividends ($.10 per share) | | | (142) | | (142) |
| Stock based compensation expense | | 13 | | | 13 |
| **Balance June 30, 2006** | $ 1,412 | $ 11,538 | $2,257 | $ (926) | $ 14,281 |
| **Balance January 1, 2007** | $ 1,400 | $ 11,377 | $2,860 | $ (351) | $ 15,286 |
| Comprehensive income | | | | | |
| Net income | | | 556 | | 556 |
| Change in net Unrealized gain/(loss) | | | | (190) | (190) |
| Total comprehensive Income | | | | | 366 |
| Cash dividends ($.10 per share) | | | (140) | | (140) |
| Repurchase of common shares | (24) | (330) | | | (354) |
| Stock based compensation expense | | 20 | | | 20 |
| Exercise of stock options, Including tax benefit | 18 | 146 | | | 164 |
| **Balance June 30, 2007** | $ 1,394 | $11,213 | $3,276 | $ (541) | $ 15,342 |

HEARTLAND BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Six Months ended June 30, 2007 and 2006
(Dollar amounts in thousands)
(Unaudited)

| | 2007 | 2006 |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net income | $ 556 | $ 622 |
| Adjustments to reconcile net income to net cash from operating activities | | |
| Depreciation and amortization | 137 | 171 |
| Origination of loans held for sale | (7,833) | (6,058) |
| Proceeds from sales of loans held for sale | 8,808 | 8,868 |
| Gain on sale of loans held for sale | (133) | (194) |
| (Gain)/Loss on sale and write-down of other real estate | 22 | (46) |
| Provision for loan losses | 20 | 78 |
| Increase in cash surrender value of life insurance | (55) | (53) |
| Options expense | 20 | 13 |
| Change in assets and liabilities: | | |
| Accrued interest receivable and other assets | (179) | (62) |
| Accrued interest payable and other liabilities | 114 | (11) |
| Net cash from operating activities | 1,477 | 3,328 |
| **Cash flows from investing activities** | | |
| Purchase of securities available-for-sale | (1,500) | (3,500) |
| Proceeds from sales, calls and maturities of securities available-for-sale | 3,507 | 3,196 |
| Loans made to customers, net of payments collected | (7,648) | (12,156) |
| Proceeds from the sale of other real estate | 214 | 1,115 |
| Net purchases of property and equipment | (62) | (48) |
| Net cash from investing activities | (5,489) | (11,393) |
| **Cash flows from financing activities** | | |
| Net change in deposit accounts | 1,601 | 3,268 |
| Net change in overnight repurchase agreements | 2,456 | (1,199) |
| Draws on FHLB advances | 2,000 | 4,000 |
| Repayments on FHLB advances | (64) | (2,000) |
| Repayment of term repurchase agreements | (5,000) | - |
| Exercise of stock options | 164 | - |
| Repurchase of common stock | (354) | - |
| Cash dividends paid | (140) | (142) |
| Net cash from financing activities | 663 | 3,927 |
| Net change in cash and cash equivalents | (3,349) | (4,138) |
| Cash and cash equivalents at beginning of period | 14,000 | 14,387 |
| **Cash and cash equivalents at end of period** | $ 10,651 | $ 10,249 |

See accompanying notes.

**NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Description of Business: The consolidated financial statements include the accounts of Heartland Bancshares, Inc. (Corporation) and its wholly-owned subsidiary, Heartland Community Bank (Bank), after elimination of significant intercompany transactions and accounts.

The Corporation is engaged in the business of commercial and retail banking, with operations conducted through its main office located in Franklin, Indiana and additional branch locations in Greenwood and Bargersville, Indiana. The majority of the Bank's income is derived from commercial and retail business lending activities and investments. The majority of the Bank's loans are secured by specific items of collateral including business assets, real property and consumer assets.

Loans: Loans are reported at the principal balance outstanding, net of unearned interest, and an allowance for loan losses. Interest income is reported on the interest method.

Interest income is not reported when full loan repayment is in doubt, typically when payments are significantly past due. Payments received on such loans are reported as principal reductions.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off.

A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer, and credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

(Continued)

**NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

Earnings Per Share: Basic earnings per share is net income divided by the weighted average number of shares outstanding during the period. Diluted earnings per share includes the dilutive effect of additional potential shares issuable under stock options.

Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the bank to the holding company or by the holding company to shareholders.

**NOTE 2 - GENERAL**

These financial statements were prepared in accordance with the Securities and Exchange Commission instructions for Form 10-QSB and for interim periods and do not include all of the disclosures necessary for a complete presentation of financial position, results of operations and cash flows in conformity with generally accepted accounting principles. These financial statements have been prepared on a basis consistent with the annual financial statements and include, in the opinion of management, all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the results of operations and financial position at the end of and for the periods presented.

(Continued)

(Dollar amounts in thousands)

**NOTE 3 - PER SHARE DATA**

The following illustrates the computation of basic and diluted earnings per share.

| | Three months ended June 30, | |
|---|---|---|
| | 2007 | 2006 |
| **Basic earnings per share** | | |
| Net income | $ 299 | $ 265 |
| Weighted average shares outstanding | 1,397,648 | 1,411,945 |
| Basic earnings per share | $ .21 | $ .19 |
| **Diluted earnings per share** | | |
| Net income | $ 299 | $ 265 |
| Weighted average shares outstanding | 1,397,648 | 1,411,945 |
| Dilutive effect of assumed exercise of stock options | 54,147 | 52,556 |
| Diluted average shares outstanding | 1,451,795 | 1,464,501 |
| Diluted earnings per share | $ .21 | $ .18 |

(Continued)

HEARTLAND BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007
(Dollar amounts in thousands)

**NOTE 3 - PER SHARE DATA** (Continued)

| | Six months ended June 30, | |
|---|---|---|
| | 2007 | 2006 |
| **Basic earnings per share** | | |
| Net income | $ 556 | $ 622 |
| Weighted average shares outstanding | 1,399,063 | 1,411,945 |
| Basic earnings per share | $ .40 | $ .44 |
| **Diluted earnings per share** | | |
| Net income | $ 556 | $ 622 |
| Weighted average shares outstanding | 1,399,063 | 1,411,945 |
| Dilutive effect of assumed exercise of stock options | 53,623 | 25,027 |
| Diluted average shares outstanding | 1,452,686 | 1,436,972 |
| Diluted earnings per share | $ .38 | $ .43 |

(Continued)

(Dollar amounts in thousands)

## NOTE 4 - CAPITAL REQUIREMENTS AND REGULATORY MATTERS

The Bank is subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative and qualitative measures of assets, liabilities and certain off-balance-sheet items calculated under regulatory accounting practices.

The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized, although these terms are not used to represent overall financial condition. If only adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required.

At June 30, 2007 and December 31, 2006, the Bank was well-capitalized. Actual capital levels and minimum required levels were:

| | Actual | | Minimum Required For Capital Adequacy Purposes | | Minimum Required To Be Well Capitalized Under Prompt Corrective Action Regulations | |
|---|---|---|---|---|---|---|
| | Amount | Ratio | Amount | Ratio | Amount | Ratio |
| June 30, 2007- Bank | | | | | | |
| Total capital (to risk weighted assets) | $ 20,551 | 14.22% | $ 11,563 | 8.00% | $ 14,454 | 10.00% |
| Tier 1 capital (to risk weighted assets) | 18,743 | 12.97 | 5,782 | 4.00 | 8,672 | 6.00 |
| Tier 1 capital (to average assets) | 18,743 | 9.16 | 8,182 | 4.00 | 10,227 | 5.00 |
| December 31, 2006 - Bank | | | | | | |
| Total capital (to risk weighted assets) | $ 20,083 | 14.40% | $ 11,155 | 8.00% | $ 13,944 | 10.00% |
| Tier 1 capital (to risk weighted assets) | 18,338 | 13.15 | 5,578 | 4.00 | 8,366 | 6.00 |
| Tier 1 capital (to average assets) | 18,338 | 8.66 | 8,466 | 4.00 | 10,583 | 5.00 |

**HEARTLAND BANCSCHARES, INC.**

**184,540 Shares of Common Stock**

---

# OFFERING CIRCULAR

**(STOCK OPTION PLANS OFFERING)**

---

EXHIBIT 15.3

# HEARTLAND BANCSHARES, INC.

## OFFERING CIRCULAR

## 56,500 SHARES OF COMMON STOCK

This offering circular relates to the offer and sale from time to time by the selling shareholders identified in this offering circular of up to 56,500 shares of our common stock. We will not receive any of the proceeds from the sale of the shares of our common stock being sold by the selling shareholders, but we are paying the costs of preparing this offering circular, which we anticipate will not exceed $15,000.

The selling shareholders may sell these shares through ordinary brokerage transactions or through any other means described in the section entitled "Plan of Distribution." We do not know when or in what amounts a selling shareholder may offer these shares of our common stock for sale. The selling shareholders may sell all, some or none of the shares of our common stock offered by this offering circular.

Our common stock is not listed on any national securities exchange but it is currently quoted in the OTC Bulletin Board under the symbol "HRTB." On August 22, 2007, the most recent practicable date prior to the date of finalization of this offering circular, the last reported sale price of our common stock was $14.50.

The selling shareholders may sell these shares in one or more transactions:

- at a fixed price or prices, which may be changed;
- at prevailing market prices at the time of sale or at prices related to such prevailing prices;
- at varying prices determined at the time of sale; or
- at negotiated prices.

Our executive offices are located at 420 North Morton Street, P.O. Box 469, Franklin, Indiana 46131-0469, and you can call our executive offices by dialing (317) 738-3915.

**SEE "RISK FACTORS" BEGINNING ON PAGE 2 FOR VARIOUS RISKS THAT YOU SHOULD CAREFULLY CONSIDER BEFORE YOU PURCHASE ANY SHARES OF OUR COMMON STOCK.**

**THESE SECURITIES ARE NOT SAVINGS OR DEPOSIT ACCOUNTS OR OTHER OBLIGATIONS OF ANY BANK, AND THEY ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.**

**THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.**

The date of this offering circular is August 30, 2007.

TABLE OF CONTENTS

PAGE

## YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS OFFERING CIRCULAR

We have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. Information in our annual report to our shareholders or other information that we may publish or distribute, including material that may appear on our corporate Internet web site, is not part of this offering circular and you should not rely upon such information in deciding whether to invest in shares that are offered by this document.

## THIS OFFERING IS MADE ONLY IN CERTAIN STATES

The selling shareholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where such offers and sales are permitted.

## DATING OF OUR OFFERING CIRCULAR

The information in this offering circular is accurate only as of the date on the front cover, regardless of the time of delivery of this offering circular or of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since this date and may change again.

## FORWARD-LOOKING STATEMENTS

This offering circular contains statements that constitute "forward-looking statements" as defined by federal securities laws. Those statements appear in a number of places and may include, but are not limited to, statements regarding our intent, belief or current expectations or those of our management with respect to (i) our strategic plans; (ii) trends in the demand for our products; (iii) trends in the industries that consume our products; (iv) our ability to develop new products; and (v) our ability to make capital expenditures and finance operations. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors, many of which are beyond our control.

In addition, we have based these forward-looking statements on our current expectations and projections about future events. Although we believe that the assumptions on which the forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate. As a result, the forward-looking statements based upon those assumptions also could be incorrect. The "Risk Factors" section of this offering circular list some of the factors that could cause our actual results to vary materially from those expressed or implied by any forward-looking statements. Other risks, uncertainties, and factors that could cause our actual results to vary materially from those expressed or implied by any forward-looking statement include the unknown future direction of interest rates and the timing and magnitude of any changes in interest rates; the effects of changes in competitive conditions; acquisitions of other businesses or intangible customer relationships of other companies by us and costs of integrations of such acquired businesses and intangible customer relationships; the introduction, withdrawal, success, and timing of business initiatives and strategies; changes in customer borrowing, repayment, investment, and deposit practices; changes in fiscal, monetary, and tax policies; changes in financial and capital markets; changes in general economic conditions, either nationally or regionally, resulting in, among other things, credit quality deterioration; the impact, extent and timing of technological changes; capital management activities; actions of the Federal Reserve Board and legislative and regulatory actions and reforms; changes in accounting principles and interpretations; the inherent uncertainties involved in litigation and regulatory proceedings which could result in our incurring loss or damage regardless of the merits of our claims or defenses; and the continued availability of earnings and excess capital sufficient for the lawful and prudent declaration and payment of cash dividends. Investors should consider these risks, uncertainties, and other factors in addition to those mentioned by us in any supplement to this offering circular, and in our press releases or other public statements from time to time, when considering any forward-looking statement.

## OFFERING CIRCULAR SUMMARY

The following summary highlights information about us and is qualified in its entirety by the more detailed information and financial statements and notes thereto included elsewhere in this offering circular. You should carefully read and consider this entire offering circular, including the information set forth under the heading "Risk Factors." All references to fiscal years in this offering circular refer to our fiscal years which, for all periods presented, ended on December 31. As used in this offering circular, the terms "our company," "the company," "we," "our," and "us" include, when the context so requires, Heartland Bancshares, Inc., and its consolidated subsidiaries, including Heartland Community Bank. The term "you" refers to a prospective purchaser of shares of our common stock.

| | |
|---|---|
| The Company | Heartland Bancshares, Inc. |
| Selling Shareholders | The selling shareholders are individuals who, as of the date of this offering circular, are members of our Board of Directors or who are officers of the Company. All of the shares of our common stock in this offering are being sold by the selling shareholders. See "Selling Shareholders." |
| Shares of Our Common Stock Offered by the Selling Shareholders | Up to 56,500 shares of our common stock, but in no event may the dollar volume of the shares offered by our selling shareholders in reliance upon this Offering Statement exceed $1,500,000 during the twelve-month period ended August 19, 2008. |
| Use of Proceeds | We will not receive any proceeds from sales by selling shareholders of the shares of our common stock. |
| Determination of Offering Price | The selling shareholders have advised us that shares may sell their common shares offered by this offering circular from time to time:<br>• directly by any selling shareholder to one or more purchasers;<br>• to or through underwriters, brokers or dealers;<br>• through agents on a best-efforts basis or otherwise; or<br>• through a combination of such methods of sale;<br>and that they may will be sold in one or more transactions:<br>• at a fixed price or prices, which may be changed;<br>• at prevailing market prices at the time of sale or at prices related to such prevailing prices;<br>• at varying prices determined at the time of sale; or<br>• at negotiated prices.<br>See "Plan of Distribution". |

As of July 31, 2007, the selling shareholders beneficially owned approximately 17.4% of the outstanding shares of our common stock, including a substantial number of shares that we expect that they will purchase upon the exercise by them of their stock options that expire in the third quarter of 2007. The selling shareholders may offer all, some or none of their shares of common stock. Therefore, the Company cannot estimate the number of shares of common stock that will be held by the selling shareholders after completion of this offering.

## RISK FACTORS

***You should carefully consider the risks described below and all other information contained in this offering circular before making an investment decision. If any of the following risks, as well as other risks and uncertainties that are not yet identified or that we currently think are immaterial, actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of our shares could decline, and you may lose part or all of your investment.***

**Risks Related to Our Business**

***We face intense competition in our market area.***

The banking and financial services business in our market area is highly competitive. We face strong competition for deposits, loans and other financial services from numerous Indiana and out-of-state banks, thrifts, credit unions and other financial institutions as well as other entities which provide financial services, including consumer finance companies, securities brokerage firms, mortgage brokers, equipment leasing companies, insurance companies, mutual funds, and other lending sources and investment alternatives. Some of the financial institutions and financial services organizations with which we compete are not subject to the same degree of regulation as we experience. Many of these competitors have substantially higher lending limits, and have greater capital and technology resources. Moreover, new banks could be organized in our market area which might bid aggressively for new business to capture market share in this market.

***Our success is tied to the economy of the communities that we serve.***

We conduct business from offices that are exclusively located in Johnson County in central Indiana, from which substantially all of our customer base is drawn. Because of the geographic concentration of our operations and customer base, our results depend largely upon economic conditions in this area. The Johnson County economy is diversified among various manufacturing, service and retail businesses, with no single employer or group of employers accounting for any substantial portion of the County's total employment. Deterioration in economic conditions in this area, however, could adversely affect the quality of our loan portfolio and the demand for our products and services, and accordingly, could have a material adverse effect on our business, financial condition, results of operations and liquidity.

***We depend on the continued services of our founders.***

We were founded in 1997 by a group of bankers with significant banking experience and community relationships in the Johnson County communities that we serve. Two of these founding officers, Steve Bechman, our CEO, and Jeffrey Goben, our Executive Vice President, are particularly important to our community banking business, and if either or both of them were to no longer lead our banking business for any reason, our business could suffer.

***Future expansion and capital management strategies will carry both risks and rewards.***

We may from time to time consider opportunities to expand our businesses by launching new internal business initiatives and by buying or investing in other businesses. Our earnings and financial condition could be adversely affected to the extent that these acquisitions or other business initiatives and strategies are not successful (or take longer than expected to achieve expected results); these initiatives or strategies could even result in losses. We also from time to time will engage in activities (such as repurchasing and issuing our capital stock or other securities, and utilizing our borrowing capacity to borrow funds from third party lenders on short and long term bases) in order to manage our capital structure in a manner that we believe is most advantageous. These capital management activities, however, also carry risks in the event that our business does not develop as expected, or there are changes in prevailing interest rates or in any market for our stock or in the capital and financial markets generally.

***We are subject to the risks faced generally by community banks, including:***

- *Our loans may experience higher losses than we anticipate -- a* significant source of risk for any bank or other enterprise that lends money arises from the possibility that excessive losses will be sustained because borrowers, guarantors and related parties may fail (because of financial difficulties or other reasons) to perform in accordance with the terms of their loan agreements. We make loans on both a secured and unsecured basis. Secured loans may still result in losses to us, however, because collateral values may be misrepresented to us at the time of loan origination, and such values may be adversely affected by changes in prevailing economic, environmental and other conditions, including declines in the value of real estate, changes in interest rates, changes in monetary and fiscal policies of the federal government, wide-spread disease, terrorist activity, environmental contamination, natural disasters, and other external events. We experienced a net loss in 2002 due to large loan losses in our loan portfolio. While we have since then adopted procedures and policies that we believe are appropriate to improve the quality of the loans that we make, and we believe that our credit quality has improved in recent years, we may incur unexpected credit-related losses that could have a material adverse effect on our business, financial condition, results of operations and liquidity;

- *Our earnings may be affected by interest rate movements* – a bank's earnings depends largely on the relationship between the yield on earning assets, primarily loans and investments, and the cost of funds, primarily deposits and borrowings. This relationship, known as the interest rate spread, is subject to fluctuation and is affected by economic and competitive factors which influence interest rates, the volume and mix of interest-earning assets and interest-bearing liabilities and the level of non-performing assets. Fluctuations in interest rates affect the demand of customers for our products and services. We are subject to interest rate risk to the degree that our interest-bearing liabilities reprice or mature more slowly or more rapidly or on a different basis than our interest-earning assets. Significant fluctuations in interest rates could have a material adverse effect on our business, financial condition, results of operations or liquidity;

- *We must successfully adapt to advances in technology* -- the banking industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend in part on our ability to address the needs of its customers by using technology to provide products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements, which might enable them to perform certain functions at a lower cost. There can be no assurance that we will be able to effectively implement new technology-driven products and services or be successful in marketing such products and services to our customers;

- *Actions of the government can adversely affect our business* --the banking industry is heavily regulated. Many of these regulations are intended to protect depositors, the public, and the deposit insurance funds administered by the FDIC, not shareholders. Applicable laws, regulations, interpretations and enforcement policies have been subject to significant, and sometimes retroactively applied, changes in recent years, and may be subject to significant future changes. There can be no assurance that such future changes will not adversely affect our business. In addition, the burden imposed by federal and state regulations may place banks in general at a competitive disadvantage compared to less regulated competitors. Further, federal monetary policy, particularly as implemented through the Federal Reserve System, significantly affects credit conditions for banks, and any unfavorable change in these conditions could have a material adverse effect on our business, financial condition, results of operations or liquidity; and

- *Accounting principles, policies and interpretations may change, resulting in changes in the way we report our financial condition and results of operations.* Our financial condition and results of operations that are presented in the Consolidated Financial Statements, accompanying Notes to the Consolidated Financial Statements, appearing elsewhere within this offering statement are dependent upon our accounting policies. The selection of and application of these policies involve estimates, judgments and uncertainties that are subject to change, and the effect of any change in estimates or judgments that might be caused by future developments or resolution of uncertainties could be materially adverse to our reported financial condition and results of operations. In addition, authorities that prescribe accounting principles and standards for public companies from time to time change those principles or standards or adopt formal or informal interpretations of existing principles or standards, which changes or interpretations (to the extent applicable to us) could result in changes that would be materially adverse to our reported financial condition and results of operations.

*If we should be required to resume SEC reporting, our expenses would increase.*

We suspended filing annual, quarterly, current and other reports with the Securities and Exchange Commission ("SEC") in early 2006, as permitted by securities laws, because the number of our shareholders of record had fallen below 300 as of the first day of 2006. At July 31, 2007, this number was 290. If for any reason the number of our shareholders of record increases to 300 or more as of January 1 of the year 2008 or of any subsequent year, we may immediately be required to resume filing these SEC reports, which would significantly increase our costs for professional services (accounting and legal) and would require significant more time of our executive officers.

**Risks Related to Shares of Our Common Stock and the Trading Markets**

*Trading in our stock in the over-the-counter market is limited.*

Our stock is regularly quoted by brokers and dealers through the NASD OTC Bulletin Board but there are many trading days when our stock does not trade. During the 10 week period ended July 31, 2007, the average daily trading volume in our shares as reported by the NASD was only 3,068 shares.

*The offering of a substantial number of our shares by the selling shareholders pursuant to this offering circular may depress the market price of our stock.*

The potential introduction into the market for our shares of selling efforts with respect to the 56,500 shares that are covered by this offering circular could have a dampening effect on the prices that may prevail from time to time for our stock during the offering period, and beyond. In addition, we may not be able to make purchases of our own shares pursuant to our market repurchase program at any time during which offers and sales are being made pursuant to this offering circular, which could further reduce the relative volume of purchase interest in our stock as compared to the volume of sales interest in our stock.

*We might not continue to pay cash dividends in the future.*

We do not have a lengthy history of the regular and systematic payment of cash dividends. We will be largely dependent upon dividends paid by our bank subsidiary to us in order to obtain the funds to pay dividends on our common shares. Future earnings of our bank, and resulting dividends to us, might not be sufficient to permit the prudent declaration and payment of dividends to our shareholders in the future. Therefore, these shares should not be purchased by persons who need or desire dividend income from this investment.

*The price of our stock is subject to stock market fluctuations..*

The price of our common stock could fluctuate in response to a number of factors, including the impact of the introduction into the market of the shares covered by this offering circular and other factors listed elsewhere in this "Risk Factors" section, and other factors such as:

- our operating performance and the performance of other similar companies and companies deemed to be similar;
- the operating and stock price performance of other companies that investors may deem comparable to us;
- announcements by us of acquisitions of other banks or businesses, or of plans to establish branches;
- market conditions in the banking sector; and
- rumors relating to us or our competitors.

*The market for our stock may be affected by our non-reporting status with the SEC.*

We suspended filing periodic financial and other reports with the SEC in the first quarter of 2006 and we do not anticipate that we will resume filing such reports in the foreseeable future. While our management is not aware that this reduced level of available information has hampered our stock market performance, we cannot be certain that this factor has not had an impact, and may not have an impact in the future, on our stock market price or trading volume.

***Our anti-takeover protections may influence the market price of our stock.***

The Indiana Business Corporation Law, our Articles of Incorporation and Bylaws, and our "poison pill" shareholder rights plan, contain certain provisions that may be employed by our Board of Directors in any given case to discourage, delay or prevent a change in control of the Company. Further, our board of directors could issue to friendly third parties substantial numbers of our authorized but unissued common shares, and a substantial number of "blank check" authorized but unissued preferred shares, in order to frustrate takeover attempts that our board might deem not to be in the best interests of shareholders. These protections might affect the market price of our stock by discouraging third parties from making bids to acquire control, and by enabling our board to reject premium-priced takeover proposals that our board may deem to be inadequate from a financial point of view to our shareholders or otherwise not to be in the best interests of our company.

## USE OF PROCEEDS

The selling shareholders will receive all of the proceeds from the sale of the shares of our common stock offered by this offering circular. We will not receive any proceeds from the sale of the shares of our common stock offered by this offering circular.

## MARKET FOR OUR COMMON STOCK, DIVIDENDS AND RELATED STOCKHOLDER MATTERS

Our common stock is not currently listed on any national securities exchange or on NASDAQ. Our common stock has been quoted in the over-the-counter market on the OTC Bulletin Board under the symbol HRTB since October 3, 1997.

The following table sets forth the reported high and low bid prices of the Common Stock for each quarter during the past two years and the first three quarters of 2007 as reported on the OTC Bulletin Board and the dividends per share paid by quarter during those quarters. These over-the-counter market quotations reflect inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

| | High Bid ($) | Low Bid ($) | Cash Dividend ($) |
|---|---|---|---|
| First Quarter 2005 | 13.90 | 12.75 | -- |
| Second Quarter 2005 | 13.51 | 12.00 | -- |
| Third Quarter 2005 | 13.51 | 12.10 | -- |
| Fourth Quarter 2005 | 13.80 | 13.00 | .20 |
| First Quarter 2006 | 14.25 | 13.05 | .05 |
| Second Quarter 2006 | 14.25 | 13.45 | .05 |
| Third Quarter 2006 | 13.80 | 13.00 | .05 |
| Fourth Quarter 2006 | 14.99 | 13.00 | .05 |
| First Quarter 2007 | 15.10 | 14.25 | .05 |
| Second Quarter 2007 | 15.10 | 14.65 | .05 |
| Third Quarter 2007 (through August 14, 2007) | 15.25 | 14.30 | -- |

The last reported sale price of our common stock on August 22, 2007 was $14.50 per share. You are advised to obtain current market quotations for our common stock. No assurance can be given as to the market prices of our common stock at any time after the date of this offering circular.

Heartland had approximately 249 shareholders of record (not including beneficial "street name" owners, and not including approximately 41 banks or brokers who held our securities in the nominee name of Cede & Co.) on July 31, 2007..

We paid no cash dividends to our shareholders from the time of our organization in 1997 until November 1, 2005, but since that time we have paid cash dividends as indicated in the table above. The declaration and payment of future cash dividends will be at the sole discretion of our parent company's Board of Directors and will depend on our results of operations and financial condition, capital requirements imposed by federal and state banking laws, regulations, and guidelines, the views and requirements of bank regulatory agencies, our future prospects, contractual arrangements, any limitations on the payment of dividends present in any current and future credit agreements, and other factors that our Board of Directors may deem relevant.

## OUR BUSINESS

### General

Our company is a one-bank holding company that was incorporated May 27, 1997. In order to raise the capital necessary to capitalize our subsidiary, Heartland Community Bank, we raised approximately $11,731,602 in equity capital through the sale of 1,394,172 shares of our common stock at $9.07 per share, net of underwriting discounts and offering costs. The Bank commenced banking operation December 17, 1997. The Bank operates from offices located in Franklin, Greenwood, and Bargersville, Indiana.

Our business consists primarily of attracting deposits from the general public, originating commercial, residential real estate and consumer loans and purchasing and selling certain investment securities. We also offer a certificate of deposit brokerage program.

We offer commercial loans to area businesses in addition to new home construction loans and business lines of credit. Consumer loans include, among others, new and used automobile and other secured and unsecured personal loans. We originate adjustable rate first mortgage loans, second mortgage loans and home equity lines of credit secured by single-family homes.

### Service Area

The Bank's primary service area is Johnson County, Indiana and the portion of Marion County (Indianapolis, Indiana) south of Southport Road. Johnson County has been one of the top five fastest growing counties in Indiana during the last 15 years. Census data may be obtained from the Census Bureau Internet site www.Census.gov. The majority of our customers reside in Johnson County. We operate one branch in Franklin and two in Greenwood, which are the two largest cities in the county, and a branch in Bargersville, in southwestern Johnson County. Franklin is located in the south-central portion of Johnson County. Greenwood is located on the northern edge of Johnson County and is contiguous with the southern border of Marion County. Bargersville is in the southwest portion of Johnson County.

Greenwood and Franklin are growing in population and have been for at least 15 years. According to the 2000 census, Franklin's population increased by 50.8% from the 1990 census total population. The Greenwood population grew by 37.2% from 1990 to 2000. Both Franklin and Greenwood have significant levels of retail businesses and some light manufacturing business. Both cities are bedroom communities to Indianapolis. Bargersville is a more rural town with more limited population growth and retail expansion.

The growth in Franklin and Greenwood has caused the majority of our lending activities to be focused in these areas. Due to the high levels of new housing and retail development, loan demand is primarily in residential and commercial real estate related loans.

### Competition

The industries in which we operate are highly competitive. We compete for commercial and retail banking business within its core banking segment not only with financial institutions that have offices in Johnson County but also with financial institutions that compete from other locations in Central Indiana and elsewhere. We compete with commercial banks, savings and loan associations, savings banks, credit unions, production credit associations, federal land banks, finance companies, credit card companies, personal loan companies, investment brokerage firms, insurance agencies, insurance companies, lease finance companies, money market funds, mortgage companies, and other non-depository financial intermediaries. Many of these banks and other organizations have substantially greater resources than our company.

### Employees

At July 31, 2007 we employed approximately 79 full-time equivalent employees. There are no collective bargaining agreements, and employee relations are considered to be good.

### Regulation and Supervision

Our parent bank holding company is subject to the Bank Holding Company Act of 1956, as amended ("BHC Act"), and is required to file with the Board of Governors of the Federal Reserve System ("FRB") annual reports and such additional information as the FRB may require. The FRB may also make examinations or inspections of our company. Under FRB policy, our parent company is expected to act as a source of financial strength to its bank subsidiary and to commit resources to support it even in circumstances where the parent company might not do so absent such an FRB policy.

Our subsidiary bank is under the supervision of and subject to examination by the Indiana Department of Financial Institutions ("DFI"), and the Federal Deposit Insurance Corporation ("FDIC"). Regulation and examination by banking regulatory agencies are primarily for the benefit of depositors rather than shareholders.

With certain exceptions, the BHC Act prohibits a bank holding company from engaging in (or acquiring direct or indirect control of more than 5 percent of the voting shares of any company engaged in) nonbanking activities. One of the principal exceptions to this prohibition is for activities deemed by the FRB to be "closely related to banking." Under current regulations, bank holding companies and their subsidiaries are permitted to engage in such banking-related business ventures as consumer finance; equipment leasing; credit life insurance; computer service bureau and software operations; mortgage banking; and securities brokerage.

Under the BHC Act, certain well-managed and well-capitalized bank holding companies may elect to be treated as a "financial holding company" and, as a result, be permitted to engage in a broader range of activities that are "financial in nature" and in activities that are determined to be incidental or complementary to activities that are financial in nature. These activities include underwriting, dealing in and making a market in securities; insurance underwriting and agency activities; and merchant banking. Banks may also engage through financial subsidiaries in certain of the activities permitted for financial holding companies, subject to certain conditions. We have not elected to become a financial holding company and our subsidiary bank has not elected to form any financial subsidiaries.

Our subsidiary bank may generally engage in activities that are permissible activities for state chartered banks under Indiana banking law, without regard to the limitations that might apply to such activities under the BHC Act if our parent company were to engage directly in such activities.

Indiana law and the BHC Act restrict certain types of expansion by the parent company and its bank subsidiary. We may be required to apply for prior approval from (or give prior notice and an opportunity for review to) the FRB, the DFI, and/or other bank regulatory or other regulatory agencies, as a condition to the acquisition or establishment of new offices, or the acquisition (by merger or consolidation, purchase or otherwise) of the stock, business or properties of other banks or other companies.

The earnings of commercial banks and their holding companies are affected not only by general economic conditions but also by the policies of various governmental regulatory authorities. In particular, the FRB regulates money and credit conditions and interest rates in order to influence general economic conditions, primarily through open-market operations in U.S. Government securities, varying the discount rate on bank borrowings, and setting reserve requirements against bank deposits. These policies have a significant influence on overall growth and distribution of bank loans, investments and deposits, and affect interest rates charged on loans and earned on investments or paid for time and savings deposits. FRB monetary policies have had a significant effect on the operating results of commercial banks in the past and this is expected to continue in the future. The general effect, if any, of such policies upon the future business and earnings of the Issuer cannot accurately be predicted.

We are required by law to maintain minimum levels of capital. These required capital levels are expressed in terms of capital ratios, known as the leverage ratio and the capital to risk-based assets ratios. We significantly exceed the minimum required capital levels for each measure of capital adequacy.

Also, federal regulations define five categories of financial institutions for purposes of implementing prompt corrective action and supervisory enforcement requirements of the Federal Deposit Insurance Corporation Improvements Act of 1991. The category to which the most highly capitalized institutions are assigned is termed "well-capitalized." Institutions falling into this category must have a total risk-based capital ratio (the ratio of total capital to risk-weighted assets) of at least 10%, a Tier 1 risk-based capital ratio (the ratio of Tier 1, or "core", capital to risk-weighted assets) of at least 6%, a leverage ratio (the ratio of Tier 1 capital to total assets) of at least 5%, and must not be subject to any written agreement, order or directive from its regulator relative to meeting and maintaining a specific capital level. As of June 30, 2007, the Bank had a total risk-based capital ratio of 14.22% a Tier 1 risk-based capital ratio of 12.97% (based on Tier 1 capital of $18,743,000 and total risk-weighted assets of $144,534,000), and a Tier 1 leverage ratio of 9.16%. The Bank meets all of the requirements of the "well-capitalized" category. Accordingly, we do not expect these regulations to significantly impact operations..

Our parent company is a corporation separate and distinct from its bank subsidiary. Most of our parent company revenues will be received by it in the form of dividends, fees, and interest paid by its bank subsidiary. Our bank subsidiary is subject to statutory restrictions on its ability to pay dividends to our parent company, and on its ability to engage in other transactions with our parent company. The FRB possesses enforcement powers over bank holding companies and their non-bank subsidiaries that enable it to prevent or remedy actions that in its view may represent unsafe or unsound practices or violations of applicable statutes and regulations. Among these powers is the ability in appropriate cases to proscribe the payment of dividends by banks and bank holding companies. The FDIC and DFI possess similar enforcement powers over the bank subsidiary. The "prompt corrective action" provisions of federal banking law impose further restrictions on the payment of dividends by insured banks which fail to meet specified capital levels and, in some cases, their parent bank holding companies.

**Property**

We own our home office at 420 North Morton Street, Franklin, Indiana. This facility is used as the main banking office and our parent company's headquarters. The 5,700 square foot building was constructed prior to 1970 and underwent an extensive renovation in 1997 prior to the opening of the bank.

We lease two branch offices in Greenwood, Indiana, and the land on which the branch office in Bargersville, Indiana stands. We also lease a 12,500 square foot facility that was constructed in 2001 in Franklin, Indiana for loan production and loan and deposit operations, not as a branch facility.

**Significant Developments in Last Five Years**

Our business plan since the founding of our company in 1997 has been centered on the growth of our bank subsidiary. The bank has operated from its existing locations throughout the last five years.

During 2002, we experienced substantial losses resulting from credit quality problems, and federal and state bank regulators entered a cease and desist order against us. Under this order, we were required to take a number of affirmative steps to address regulatory concerns with our asset quality and our lending program, including but not limited to maintaining certain capital ratios; abiding by asset growth limitations; adopting and implementing plans to resolve certain criticized assets; eliminating or restricting future lending to borrowers whose loans have been criticized by the regulators; and adopting and implementing plans to reduce the volume of the Bank's acquisition, development and construction loans, commercial real-estate loans and high loan-to-value loans, as defined by FDIC Regulation Part 365, in relation to its capital. We worked diligently over the next several years to satisfy the provisions of this order, and the bank regulators released us from the order in early 2004 (subject to certain agreed stipulations, from which we were released in early 2005).

On August 31, 2004, we signed an agreement to merge with Blue River Bancshares, Inc., a holding company for federal savings banks that is headquartered in Shelbyville, Indiana, in a stock-for-stock transaction. After we filed applications seeking regulatory approvals, it became clear that approvals would not be obtained on a timely basis, and, accordingly, on February 10, 2005 a mutual agreement to terminate the merger was reached. Since that time, we have continued our growth strategy as a community bank serving our markets.

Since the losses incurred during 2002, our credit quality, earnings and financial condition have improved. During 2006, in our ninth full year of banking operations, we posted the highest annual earnings in our history, our fourth consecutive year with increased earnings.

In December 2006, we paid off our existing $5 million of trust preferred securities, which were bearing interest at a spread of 3.60% over LIBOR and issued $3 million of new trust preferred securities at a spread of 1.67% over LIBOR. The combination of those two transactions will have over $100,000 of positive impact on our net interest income in 2007.

Also during 2006, our Board of Directors approved a stock repurchase program pursuant to which the Company, from time to time and at management's discretion, may repurchase up to $1,000,000 of its common stock. No time limit was set for completion of the program. Under this program, we may purchase shares of our common stock through open market transactions or in privately negotiated block purchases or other private transactions (either solicited or unsolicited). The timing and amount of repurchase transactions under this program will depend on market conditions and corporate and regulatory considerations, and the program can be discontinued or suspended at any time. Open market purchases will be made subject to restrictions relating to volume, price and timing in an effort to minimize the impact of the purchases upon the market for the Company's common stock. Purchases will be funded from available working capital at the parent company and from dividends from its bank subsidiary. Since the time of the adoption of the program though the date of this Offering Circular, we have purchased an aggregate of 62,131 shares at an average price of $14.59 and an aggregate purchase price of $906,709. Accordingly, while the Board of Directors may from time to time authorize the making of further purchases and authorize additional repurchase programs, we have substantially completed the purchases of shares that were authorized during 2006 pursuant to the 2006 program.

In December 2006, the Bank signed a purchase agreement to buy land in Greenwood, Indiana with the intent to build a branch facility in 2007. The purchase of the land is not yet final and construction has not yet begun.

## SELECTED FINANCIAL DATA

The information presented below for the five-year period ended December 31, 2006, and as of and for the three and six month periods ended June 30, 2007, should be read in conjunction with the consolidated financial statements attached to this Offering Circular and with MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS immediately following this information. Shares outstanding have decreased since June 30, 2007, as a result of the purchase of 22,000 shares during July, 2007 by Heartland in an open market transaction from a non-affiliated shareholder pursuant to Heartland's repurchase program for a total purchase price of $330,000.

*(Dollar amounts in thousands except per share data.)*

Income Statement Data:

| | Three Months Ended June 30, | | Six Months Ended June 30, | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| Interest income | $ 3,332 | $ 3,129 | $ 6,526 | $ 6,043 |
| Interest expense | 1,563 | 1,343 | 3,023 | 2,555 |
| Provision for loan losses | 20 | 52 | 20 | 78 |
| Noninterest income | 536 | 461 | 1,015 | 1,076 |
| Noninterest expense | 1,875 | 1,849 | 3,756 | 3,631 |
| Income tax expense | 111 | 81 | 186 | 233 |
| Net income | $ 299 | $ 265 | $ 556 | $ 622 |
| Basic earnings per share | $ .21 | $ .19 | $ .40 | $ .44 |
| Diluted earnings per share | $ .21 | $ .18 | $ .38 | $ .43 |
| Weighted average shares outstanding | 1,397,648 | 1,411,495 | 1,399,063 | 1,411,495 |
| Dilutive weighted average shares outstanding | 1,451,794 | 1,464,501 | 1,452,686 | 1,436,972 |

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2006 | 2005 | 2004 | 2003 | 2002 |
| Total interest income | $ 12,780 | $ 10,792 | $ 9,236 | $ 9,230 | $ 10,972 |
| Total interest expense | 5,636 | 3,704 | 2,331 | 2,758 | 4,207 |
| Net interest income | 7,144 | 7,088 | 6,905 | 6,472 | 6,765 |
| Provision for loan losses | 202 | 195 | (200) | 692 | 3,150 |
| Noninterest income | 2,605 | 2,015 | 1,960 | 2,222 | 1,944 |
| Noninterest expense | 7,110 | 7,046 | 7,235 | 7,412 | 7,609 |
| Provision for income taxes | 532 | 584 | 606 | 176 | (837) |
| Net income/(loss) | $ 1,365 | $ 1,278 | $ 1,224 | $ 414 | $ (1,213) |
| Basic earnings per share | $ .97 | $ .91 | $ .88 | $ .30 | $ (.87) |
| Dilutive earnings per share | $ .93 | $ .88 | $ .85 | $ .30 | $ (.87) |
| Weighted average shares outstanding | 1,411,650 | 1,407,469 | 1,394,172 | 1,394,172 | 1,394,172 |
| Dilutive weighted average shares outstanding | 1,460,959 | 1,454,403 | 1,440,307 | 1,396,449 | 1,394,172 |

Period-End Balances:

| | June 30 | December 31, | | | | |
|---|---|---|---|---|---|---|
| | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
| Total Assets | $ 205,870 | $ 204,707 | $ 196,666 | $ 185,837 | $ 167,929 | $ 176,812 |
| Loans, Net of Allowance for Loan Losses | 139,009 | 132,304 | 122,602 | 121,848 | 110,255 | 116,422 |
| Demand & Savings Deposits | 88,801 | 94,764 | 91,263 | 95,126 | 86,751 | 78,950 |
| Time Deposits | 83,204 | 75,640 | 70,400 | 60,536 | 50,755 | 69,449 |
| Borrowings | 17,162 | 17,770 | 19,806 | 15,629 | 16,967 | 15,406 |
| Shareholders' Equity | 15,342 | 15,286 | 14,105 | 13,506 | 12,552 | 12,200 |
| Book Value Per Share | $ 11.00 | $ 10.92 | $ 9.99 | $ 9.69 | $ 9.00 | $ 8.75 |
| Shares outstanding | 1,393,994 | 1,400,494 | 1,411,945 | 1,394,172 | 1,394,172 | 1,394,172 |



*Dollar amounts are in thousands, except per share data*

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

*(Dollar amounts are in thousands, except per share data.)*

**Management Overview**

This discussion provides information concerning changes in the consolidated financial condition and results of operations of Heartland and the Bank for 2006 and 2005, and for the three and six months periods ended June 30, 2007 and 2006. The comments are intended to supplement and should be reviewed in conjunction with the consolidated financial statements related notes presented elsewhere herein. Heartland is no longer subject to the reporting requirements of the Securities Exchange Act of 1934 but is voluntarily presenting this discussion to shareholders and potential investors. Readers should understand that this discussion has therefore not been prepared with a view to compliance with Securities and Exchange Commission rules that are applicable to similar discussions that are prepared by companies that are subject to such reporting requirements.

**Years 2006 and 2005**

Heartland Bancshares, Inc. ("Heartland" or the "Corporation") is a one-bank holding company incorporated May 27, 1997. Heartland's primary asset is its wholly owned banking subsidiary, Heartland Community Bank ("the Bank"), an Indiana-chartered commercial bank. The Bank received regulatory approval to open in the fall of 1997 and commenced banking operations December 17, 1997. Heartland's primary business consists of attracting deposits from the general public and originating real estate, commercial and consumer loans and purchasing investments through its one office located in Franklin, two offices located in Greenwood, and one office located in Bargersville, Indiana.

The Bank's deposits are insured to the maximum extent permitted by law by the Federal Deposit Insurance Corporation ("FDIC"). The Bank is subject to comprehensive regulation, examination and supervision by the Indiana Department of Financial Institutions ("DFI") and the FDIC. Heartland is registered as a bank holding company with the Board of Governors of the Federal Reserve System ("FRB") and is subject to its regulation, examination and supervision.

Growing the balance sheet without sacrificing credit quality was the primary objective for the Bank in 2006. During 2006, the Bank's efforts resulted in $8,041 or 4.09% growth in total assets. Provision for loan losses was $202 for the year and nonperforming loans declined to $1,573. Detailed discussions of these areas can be found under the "RESULTS OF OPERATIONS" and "NONPERFORMING ASSETS AND ALLOWANCE FOR LOAN LOSSES" captions on the pages that follow.

Competition with other depository and lending institutions has been increasing in the Bank's market area and includes over 30 federally insured banks, credit unions, mortgage companies and consumer finance companies at December 31, 2006. The most significant challenge facing Heartland is achieving growth in the face of the high and rising level of competition while maintaining asset quality. Heartland's efforts to meet this challenge include providing exceptional customer service to existing customers and seeking new customer opportunities through personal involvement in the local communities and additional awareness by potential customers in our market area through marketing efforts.

Heartland's profitability is significantly influenced by the difference between income on its loans and investments and the cost of its deposits and borrowings. This difference is referred to as net interest income. Interest income from loans and investments is a function of the amount of loans and investments outstanding during the period and the interest rates earned. Interest expense related to deposits and borrowings is a function of the amount of deposits and borrowings outstanding during the period and the interest rates paid. Additional information regarding net interest income and non-interest income is included in "RESULTS OF OPERATIONS" below. During 2006, short term interest rates in general increased, while long term interest rates were relatively stable. The average yields earned by Heartland on interest earning assets increased by a lower amount than rates paid on interest bearing liabilities. However, the average volume of interest earning assets and interest bearing liabilities was higher in 2006 compared to 2005. The net effect caused Heartland's net interest income in 2006 to increase by $56 from 2005 net interest income.

At December 31, 2006, Heartland had $204,707 in total assets, an increase of $8,041 or 4.09% from the December 31, 2005 total of $196,666. The increase in assets was primarily comprised of an increase in loans, net of allowance, of $9,702 or 7.91%. Total deposits increased $8,741 or 5.41%, during the year. Total deposits were $170,404 at December 31, 2006 compared to $161,663 at December 31, 2005. Deposits increased due to more aggressive pricing and marketing efforts by Heartland and due to more favorable local market conditions caused by mergers involving banks in direct competition with Heartland. Total shareholders' equity was $15,286 and $14,105 at December 31, 2006 and December 31, 2005. The increase in equity was due to net income of $1,365 and other comprehensive gains of $258 for the year ended December 31, 2006. These were offset by cash dividends of $282.

## Results of Operations

Heartland experienced an increase in average balances of loans and deposits during 2006. During 2006, short term interest rates in general increased, while long term interest rates were relatively stable. Changes in interest income and interest expense between the two periods discussed relate primarily to the difference in average loans and deposits and the increase in interest rates unless otherwise stated in the following discussion.

Heartland recorded net income of $1,365 or $.93 diluted earnings per share, for the year ended December 31, 2006 and net income of $1,278, or $.88 diluted earnings per share, for the year ended December 31, 2005. Growth in net interest income contributed $34 (after tax), growth in non-interest income contributed $30 (after tax) and higher levels of tax exempt interest income as a percentage of total income before taxes contributed $65 to the improvement in net income. The increase in provision for loan losses offset those contributions by $4 (after tax) and increases in non-interest expenses offset those increases by $38 (after tax).

Comprehensive income consists of net income and other comprehensive income such as unrealized gains and losses on securities available for sale, which is also recognized as a separate component of equity. Comprehensive income was $1,623 for the year ended December 31, 2006 compared to comprehensive income of $700 for the year ended December 31, 2005.

Interest income of $12,780 was earned during the year ended December 31, 2006, compared to $10,792 for the year ended December 31, 2005 and was primarily generated from securities and loans. Increases in balances of interest earning assets accounted for an increase in interest income of $578 and increases in average yields earned on interest earning assets contributed an increase of $1,410. The increase due to volume of interest earning assets was caused by a $374 increase in interest income due to higher average balances of loans, an $52 increase in interest income due to higher average balances of taxable securities and a $170 increase due to higher average balance of non-taxable securities, partially offset by a $18 decrease due to lower average balances of other interest earning assets. The increase in interest income caused by higher average yields on interest earning assets was due to a $1,179 increase due to higher average yields earned on loans, a $118 increase due to higher average yields earned on taxable investment securities, a $15 increase due to higher average yields earned on non-taxable investment securities and a $98 increase due to higher average yields on other interest earning assets. Overall, the average yield on earning assets increased 71 basis points to 6.73% for 2006 from 6.02% for 2005.

Interest expense of $5,636 was incurred during the year ended December 31, 2006 and $3,704 during the year ended December 31, 2005. Interest expense during 2006 and 2005 is primarily related to deposits and other borrowings. The increase in interest expense from 2005 to 2006 is comprised of a $334 increase due to higher average balance of interest bearing liabilities and a $1,598 increase due to higher average rates paid on interest bearing liabilities. The increase in interest expense caused by higher average balances of interest bearing liabilities was comprised of $251 from time deposits, and $107 from other borrowings, partially

*Dollar amounts are in thousands, except per share data.*

offset by a $15 decline in interest expense on DDA and savings deposits and a $9 decline in interest expense on short-term borrowings. The increase in interest expense on interest bearing liabilities due to higher rates paid was comprised of $562 from DDA and savings deposits $849 from time deposits, $47 from daily repurchase agreements and $140 from other borrowings. Overall, the average rate paid on interest bearing liabilities increased 106 basis points to 3.43% for 2006 from 2.37% for 2005.

Net interest income for the year ended December 31, 2006 was $7,144 compared to $7,088 for the year ended December 31, 2005. The net interest margin decreased to 3.76% for 2006 compared to 3.95% for 2005.

The following tables depict for the years ended December 31, 2006 and 2005, certain information related to Heartland's average balance sheets and its average yields on assets and costs of liabilities. Such yields are derived by dividing income or expense by the average balance of the corresponding assets or liabilities. Average balances have been derived from daily averages. Non-accrual loan balances are included in the average balances of loans. Yields on non-taxable securities are not presented on a tax-equivalent basis.

| | Year Ended December 31, 2006 | | Year Ended December 31, 2005 | |
|---|---|---|---|---|
| | Average Balance | Yield/ Rate | Average Balance | Yield/ Rate |
| Interest earning assets | | | | |
| Short-term investments | $ 5,944 | 5.60% | $ 6,369 | 3.97% |
| Taxable securities | 36,550 | 4.24 | 35,250 | 3.91 |
| Non-taxable securities | 12,805 | 3.80 | 8,303 | 3.63 |
| Loans | 134,678 | 7.73 | 129,377 | 6.85 |
| Total interest earning assets | $ 189,977 | 6.73 | $ 179,299 | 6.02 |
| Interest bearing liabilities | | | | |
| Interest-bearing demand, Money Market and Savings Deposits | $ 72,744 | 2.25% | $ 73,753 | 1.47% |
| Time deposits | 71,525 | 4.22 | 63,874 | 3.00 |
| Short-term borrowings | 5,421 | 2.36 | 5,967 | 1.51 |
| Other borrowings | 14,644 | 5.84 | 12,605 | 4.82 |
| Total interest bearing liabilities | $ 164,334 | 3.43 | $ 156,199 | 2.37 |

| | 2006 | 2005 |
|---|---|---|
| Average yield on interest-earning assets | 6.73% | 6.02% |
| Average rate paid on interest-bearing liabilities | 3.43 | 2.37 |
| Net interest spread | 3.30 | 3.65 |
| Net interest margin (net interest income divided by average total interest-earning assets) | 3.76 | 3.95 |
| Return on average assets | 0.68 | 0.67 |
| Return on average equity | 9.35 | 9.49 |

The net interest margin decreased to 3.76% in 2006 from 3.95% in 2005. The net interest margin is calculated by dividing net interest income by average total interest earning assets. The average yield on interest earning assets increased 35 basis points less than the increase in average rates paid on interest bearing liabilities. The ratio of interest bearing liabilities to interest earning assets decreased slightly, to 86.50% for 2006 from 87.12% for 2005. The combined effect of the two resulted in the decrease in net interest margin.



*Dollar amounts are in thousands, except per share data.*

The provision for loan losses was $202 for the year ended December 31, 2006 and $195 for the year ended December 31, 2005. Net charge-offs were $370 during the year ended December 31, 2006 and $617 during the year ended December 31, 2005. Non-performing loans decreased to $1,573 at December 31, 2006 from $1,851 at the end of 2005. Impaired loans decreased to $1,014 at December 31, 2006 from $1,244 at December 31, 2005. The allowance for loan losses was 1.42% of gross loans at December 31, 2006 and was 1.66% of gross loans at December 31, 2005 and covers non-performing loans 1.21x at year-end 2006, compared to 1.12x in 2005. For more detail on this area, see "NONPERFORMING ASSETS AND ALLOWANCE FOR LOAN LOSSES" below.

Non-interest income was $2,065 for the year ended December 31, 2006 and $2,015 for the year ended December 31, 2005 and consists primarily of miscellaneous fees, service charges, gain on sale of loans and other income. Gains related to the sale, service released, of loans decreased to $253 in 2006 from $424 in 2005, as interest rates rose and the fixed rate, residential real estate loan refinancing market declined. Net securities gains in 2006 and 2005 were $0 and $0. Gain on the sale of other real estate was $44 in 2006 compared to $10 in 2005. Other income was $343 and $243 for 2006 and 2005 and included items such as increase in cash surrender value of life insurance, income from other real estate owned and miscellaneous other income items.

Salaries and benefits expense for the year ended December 31, 2006 was $4,253 compared to $3,956 for the year ended December 31, 2005. The increase was primarily due to delays in replacing staff following turnover during 2005 compared to full staffing in 2006, along with higher wages paid to other existing staff in 2006. The bank has also entered into an agreement to purchase land in Greenwood, Indiana with the intent of constructing an additional branch facility during 2007. Salaries and benefits expense is expected to rise in 2007 due to that addition.

Occupancy and equipment expenses of $755 and $743 were incurred during the years ended December 31, 2006 and 2005. Those expenses consist primarily of lease payments for the branch and operations facilities, depreciation and utilities expenses. The increase was primarily due to higher lease expense on existing facilities and the addition and replacement of certain equipment during 2006. The bank has also entered into an agreement to purchase land in Greenwood, Indiana with the intent of constructing an additional branch facility during 2007. Occupancy and equipment expenses are expected to rise in 2007 due to that addition.

Data processing expense was $875 for the year ended December 31, 2006 compared to $782 for the year ended December 31, 2005. The increase in data processing expenses is related to higher volumes of loans and deposits, new on-line bill payment systems and processing for the overdraft privilege product.

FDIC Insurance was $20 for 2006 compared to $33 for 2005. The decrease is due to the change in the Bank's risk assessment by the FDIC effective April 1, 2005.

Professional fees decreased to $251 during 2006 from $499 during 2005. Professional fees related to the terminated merger agreement were $0 in 2006 and were $74 in 2005. During 2006, the Company suspended filing periodic reports with the Securities Exchange Commission. This change resulted in lower legal and accounting fees. The Bank also experienced a decline in professional fees related to loan collections including a substantial recovery of legal fees expensed in previous years after collection from one borrower.

The remaining expenses of $957 for the year ended December 31, 2006 and $1,033 for the year ended December 31, 2005, relate to various other items such as advertising, director fees, printing, supplies, loan expenses, postage, insurance and training. The decrease is primarily due to a $112 recovery of real estate taxes on property secured by a loan that were paid and expensed in 2003 and collected from the borrower in 2006. The bank has also entered into an agreement to purchase land in Greenwood, Indiana with the intent of constructing an additional branch facility during 2007. Other noninterest expenses are expected to rise in 2007 due to that addition.

*Dollar amounts are in thousands, except per share data.*

Heartland recorded income tax expense of $532 for 2006 compared to $584 in 2005. The effective tax rate for 2006 was 28.04%, compared to 31.36%, in 2005. The change in the effective tax rate is primarily due to the increase in interest income on non-taxable securities as a percentage of the total net income before taxes in 2006 compared to 2005.

## Lending Activities

The following table sets forth information concerning the composition of the Bank's loan portfolio in dollar amounts stated in thousands and percentages of loans at December 31.

| | 2006 | | 2005 | |
|---|---|---|---|---|
| | Amount | Percent of Gross loans | Amount | Percent of Gross loans |
| TYPE OF LOAN | | | | |
| Commercial loans and leases | $ 75,626 | 56.35% | $ 73,195 | 58.71% |
| Real estate construction and land development | 9,579 | 7.14 | 8,171 | 6.55 |
| Residential mortgages | 38,730 | 28.86 | 30,744 | 24.66 |
| Consumer | 10,270 | 7.65 | 12,561 | 10.08 |
| Gross loans | $ 134,205 | 100.00% | $ 124,671 | 100.00% |

COMMERCIAL LENDING. Commercial loans include loans secured by commercial real estate; and loans for business purchases, operations, inventory and lines of credit. At December 31, 2006, commercial loans totaled $75,626 or 56.35% of the Bank's total loan portfolio. Commercial loans totaled $73,195 or 58.71% of the Bank's loan portfolio at December 31, 2005. The increase in the dollar amount of commercial loans outstanding during 2006 was due to new loan originations and advances on existing loans in excess of principal repayments by borrowers and loan charge-offs.

REAL ESTATE CONSTRUCTION AND LAND DEVELOPMENT LOANS. Real estate construction and land development loans are secured by real estate and include commercial and residential construction loans and loans to develop land. At December 31, 2006, real estate construction and land development loans totaled $9,579 or 7.14% of the Bank's total loan portfolio compared to $8,171 or 6.55% of the Bank's total loan portfolio at December 31, 2005.

RESIDENTIAL MORTGAGE LOANS. Residential mortgage loans are predominantly secured by single-family homes. To reduce its exposure to changes in interest rates, the Bank currently originates adjustable rate first mortgage loans ("ARMs"), second mortgage loans and home equity lines of credit, also with adjustable rates. The Bank also occasionally originates and retains fixed rate mortgages. At December 31, 2006 the Bank's fixed rate residential mortgage loans totaled $12,905 compared to $4,926 at December 31, 2005. At December 31, 2006, the Bank's residential mortgage loans totaled $38,730 or 28.86% of the Bank's total loan portfolio compared to $30,744 or 24.66% of the Bank's total loans at December 31, 2005.

The Bank also originates fixed rate mortgages and sells them, servicing released, to various investors. At year-end 2006, the Bank held $1,858 of such loans that had been closed and were in the process of being delivered to secondary market buyers.

CONSUMER LENDING. The Bank makes various types of consumer loans including loans to depositors secured by pledges of their deposit accounts, new and used automobile loans, and secured and unsecured personal loans. At December 31, 2006 the Bank's consumer loans totaled approximately $10,270 or 7.65% of the Bank's total loan portfolio compared to $12,561 or 10.08% of the Bank's total loans at December 31, 2005.

## Nonperforming Assets And Allowance For Loan Losses

Nonperforming assets consist of nonperforming loans, real estate owned (acquired in foreclosure), and other repossessed assets. Nonperforming loans include non-accrual loans and accruing loans that are contractually past due 90 days or more as to interest or principal payments. Non-accrual loans include loans on which interest recognition has been suspended because they are 90 days past due as to interest or principal and loans where there is a question about the Bank's ability to collect all principal and interest. Nonperforming loans totaled $1,573 and $1,851 at December 31, 2006 and 2005.

The provision for loan losses is calculated as the amount needed in order to maintain the balance in the allowance for loan losses at the level estimated by the calculation of allocated allowance. During the year ended December 31, 2006, the provision for loan losses was $202 compared to $195 in 2005. Provision for loan losses recorded in 2006 was higher than 2005 primarily due to increased total loans outstanding. During 2006, Heartland recorded $370 of net charge-offs compared to $617 in 2004. Non-performing loans decreased by $125 during 2006.

At December 31, 2006 the balance of the allowance for loan losses was $1,901 or 1.42% of gross loans outstanding, compared to $2,069 or 1.66% of gross loans outstanding at December 31, 2005.

The allowance is maintained at an amount that we believe to be sufficient to absorb probable incurred losses in the loan portfolio. Monitoring loan quality and maintaining an adequate allowance is an ongoing process overseen by our senior management. On a monthly basis, a formal analysis of the adequacy of the allowance is prepared and reviewed by management and the board of directors. This analysis serves as a point in time assessment of the level of the allowance and serves as a basis for current provisions for loan losses.

Our loan quality monitoring process includes assigning loan grades to all loans and the use of a watch list to identify loans of concern. Management evaluates the credit quality of individual loans and borrowers and assigns a risk grade based on the various factors included in the evaluation. Loans receiving substandard risk grades are monitored regularly for repayment performance and changes in the borrowers' ability to repay the loans. These loans do not necessarily meet the definition of non-accrual or nonperforming loans and a substandard grade does not indicate that management expects a future loan loss.

## Deposit Activities

The Bank offers several types of deposit programs designed to attract both short-term and long-term savings by providing an assortment of accounts and rates. The Bank also obtains time deposits on a bid basis from customers or potential customers wishing to deposit amounts of at least $100. Total deposits were $170,404 at December 31, 2006 compared to $161,663 at December 31, 2005, an increase of $8,741 or 5.41%. The bank attempts to manage the total balances of certificates of deposit outstanding in conjunction with the changes in balances of loans outstanding.

Interest earned on statement savings accounts is paid from the date of deposit to the date of withdrawal, compounded and credited quarterly. Interest earned on money market demand deposit accounts is compounded and credited monthly. The interest rates on these accounts are reviewed by management of the Bank daily and adjusted as often as deemed necessary.

## Bank Liquidity And Interest Rate Sensitivity

Liquidity is a measure of the Bank's ability to meet its customers' present and future deposit withdrawals and/or increased loan demand without unduly penalizing earnings. Interest rate sensitivity involves the relationship between rate sensitive assets and liabilities and is an indication of the probable effects of interest rate movements on the Bank's net interest income. The Bank manages both its liquidity and interest sensitivity through a coordinated asset/liability management program directed by the Asset Liability Committee. The Bank utilizes a liquidity plan that includes liquidity ratios to be maintained and procedures for daily monitoring of liquidity needs, trends and changes in deposits.



*Dollar amounts are in thousands, except per share data.*

Liquidity is provided by projecting loan demand and other financial needs and then maintaining sufficient funding sources and assets readily convertible into cash to meet these requirements. The Bank has provided for its liquidity needs by maintaining adequate balances in money market assets, through maturing loans and investments in its securities portfolio and by maintaining various short-term borrowing sources. At December 31, 2006, the Bank had $47,674 or 23.29% of total assets in securities available-for-sale, of which $29,100 were pledged to secure borrowings and for other purposes. The Bank also had $14,000 or 6.84% of total assets in cash and cash equivalents and an additional $5,000 available from unused federal funds purchased agreements with two large commercial banks. The Bank also has the ability to borrow from the Federal Home Loan Bank of Indianapolis with various repayment terms ranging from 1 day to 15 years. Such borrowings are secured by investment securities.

Liquidity needs primarily arise from the need to fund loan growth and the need to meet the withdrawal needs of depositors. During the year ended December 31, 2006, deposits increased by $8,741 throughout the year and provided cash inflows compared to cash outflows of $11,100 for loans made to customers, net of repayments. The excess cash provided was used to increase securities available for sale.

The Bank attempts to manage its rate sensitivity position through the use of variable-rate loans and by matching funds acquired, having a specific maturity, with loans, securities or money market investments with similar maturities. The Bank employs a variety of measurement techniques to identify and manage its exposure to changing interest rates. A simulation model is used to measure the Bank's net interest income volatility to changes in the level of interest rates, interest rate spreads, the shape of the yield curve and changing product growth patterns and investment strategies. Additionally, a rate sensitivity position is computed for various repricing intervals by calculating rate sensitivity gaps.

## Capital Adequacy

The Bank is subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative and qualitative measures of assets, liabilities and certain off-balance-sheet items calculated under regulatory accounting practices. Note 13 to the consolidated financial statements includes a table of the Bank's capital ratios and the related requirements.

## Parent Company Liquidity

Heartland is a legal entity separate and distinct from the Bank. There are various legal limitations on the extent to which the Bank can supply funds to Heartland. The principal source of Heartland's funds consists of dividends from the Bank. State and federal laws restrict the amount of dividends that may be paid by banks. In addition, the Bank is subject to certain restrictions imposed by the Federal Reserve on extensions of credit to Heartland or any of its subsidiaries, or investments in the stock or other securities as collateral for loans.

Liquidity management for Heartland, the parent company of the Bank, centers on the ability of Heartland to meet its obligations to the holders of the $3,093 subordinated debentures and to generate cash for the discretionary payment of dividends to shareholders. Heartland expects to rely upon liquid assets of the parent company as its short-term source of funds to meet its obligations with respect to the subordinated debentures, and to rely upon dividends from the Bank as the primary long-term source of funds to meet such obligations. At December 31, 2006, Heartland had sufficient liquid assets at the parent-company level to pay the interest payable on the subordinated debentures during 2007, and Heartland may elect to defer the payment of interest on such debentures for certain periods of time in any event.

Heartland had approximately $296 of parent-company cash that would have been available at December 31, 2006, for the payment of interest and other obligations on the subordinated debentures.

*Dollar amounts are in thousands, except per share data.*

## Off Balance Sheet Arrangements

In the ordinary course of business, the Bank has loans, commitments and contingent liabilities, such as guarantees and commitments to extend credit, which are not reflected in the consolidated balance sheet. For more detail on these arrangements, see Note 14 of the Notes to Consolidated Financial Statements.

**Three and Six Months Periods Ended June 30, 2007 and 2006**

Heartland recorded net income of $299 or $.21 basic and diluted earnings per share for the quarter ended June 30, 2007, an increase of $34 or 12.83% from the quarter ended June 30, 2006 net income of $265 or $.19 basic and $.18 diluted earnings per share. Heartland's return on average assets and return on average equity were .59% and 7.82% for the second quarter 2007. Heartland recorded net income of $556 or $.40 basic and $.38 diluted earnings per share for the six months ended June 30, 2007 a decrease of $66 or 10.61% from $622 or $.44 basic and $.43 diluted earnings per share for the six months ended June 30, 2006. Heartland's return on average assets and return on average equity were .56% and 7.45% for the six months ended June 30, 2007.

Net interest income was $1,769 for the second quarter of 2007 compared to $1,786 for the second quarter of 2006. Net interest margin was 3.68% for the quarter ended June 30, 2006 compared to 3.77% for the second quarter 2006. Net interest income increased by $16 to $3,504 for the six month period in 2007 compared to $3,488 in 2006. Net interest margin was 3.68% for the six month period in 2007 compared to 3.74% in 2006.

Provision for loan losses was $20 for the second quarter of 2007 compared to $52 for the second quarter of 2006, down $32. Provision for the six month period in 2007 was $20 compared to $78 in 2006, down $58. The decline in provision was due to net recoveries in the second quarter 2007. Heartland's allowance for loan losses at June 30, 2007 was $1,930 or 1.37% of loans. Net recoveries were $30 for the quarter and $9 for the six months in 2007 compared to net charge-offs of $85 and $123 for the three and six month periods ended June 30, 2007. Non-performing assets total $3,206 or 1.56% of total assets at June 30, 2007 and include $1,099 of non-accrual loans, $224 of loans greater than 90 days past due and still accruing and $1,883 of other real estate. Non-performing assets totaled $2,770 or 1.35% of total assets at December 31, 2006.

Non-interest income increased by $75 for the second quarter 2007 compared to the second quarter 2006. Non-interest income declined by $61 for the six months ended June 30, 2007 compared to June 30, 2006 due to $46 gains on sale of other real estate owed in 2006 that were not repeated in 2007, lower gains on sales of mortgages, and lower investment commissions.

Total assets increased $1,173 to $205,870 at June 30, 2007 from $204,707 at December 31, 2006. During this same period, gross loans increased $6,735 or 5.02% to $140,940 at June 30, 2007. Total shareholders equity increased to $15,342 and book value per share was $11.00 at June 30, 2007



*Dollar amounts are in thousands, except per share data.*

## MANAGEMENT

**Directors and Officers**

The following table sets forth certain information as of July 31, 2007, concerning the directors and officers of our parent company, including those officers of our bank subsidiary who are not also officers of its parent company but who make significant contributions to our banking business in the areas of business production and origination. Except as indicated in the following paragraphs, the principal occupation of each of these persons has not changed during the past five years, and he or she possesses sole voting and investment powers with respect to the shares indicated as beneficially owned by him or her. Unless specified otherwise, a person listed in the table below may be deemed to share voting and investment powers over shares indicated as held by a spouse, children or other family members residing with that person.

| | Common Shares Beneficially Owned | | | |
|---|---|---|---|---|
| Name, Position with the Company, Present Principal Occupation, and Age | Beneficial Ownership of Issued and Outstanding Shares | Shares Subject to Issuance Upon Exercise of Stock Options | Total Shares Beneficially Owned | Percent of Outstanding Shares Owned (Diluted for Exercise of Options by Named Individual(s))* |
| Sharon Acton[1]<br>Director of the Company and the Bank<br>Retired<br>Age 60 | 737 | 15,718 | 16,455 | 1.2% |
| Steven L. Bechman<br>Director of the Company and the Bank<br>President and Chief Executive Officer of the Company and Bank<br>Age 55 | 32,322 | 39,846 | 72,168[2] | 5.1 |
| Gordon R. Dunn<br>Director of the Company and the Bank<br>Retired<br>Age 85 | 20,288 | 15,718 | 36,006[3] | 2.6 |
| Jeffrey L. Goben<br>Director of the Company and the Bank<br>Executive Vice President and Chief Operating<br>Officer of the Company and Bank<br>Age 54 | 22,051 | 33,933 | 55,984[4] | 4.0 |

| | | | | |
|---|---|---|---|---|
| J. Michael Jarvis[5]<br>Director of the Company and the Bank<br>Owner and Consultant to Jarvis Enterprises<br>(Real estate venture)<br>Age 63 | 10,972 | 15,718 | 26,690[6] | 1.9 |
| Jeffery D. Joyce<br>Chief Financial Officer of the Company and the Bank<br>Age 37 | 957 | 18,074 | 19,031 | 1.4 |
| Janette F. Koon<br>Director of the Company and the Bank<br>Certified Financial Planner, Waddell & Reed, Inc. (financial services)<br>Age 53 | 4,153 | 1,000 | 5,153 | 0.4 |
| Jacqueline McNeelan<br>Senior Vice President and Senior Lending Officer of the Bank[7]<br>Age 50 | 0 | 1,500 | 1,500 | 0.1 |
| R. Trent McWilliams<br>Vice President, Business Development, of the Bank<br>Age 55 | 1,614 | 1,500 | 3,114 | 0.2 |
| John Norton<br>Director of the Company and the Bank<br>President and Owner, Norton Farms, Inc.<br>Age 59 | 7,860 | 15,718 | 23,578[8] | 1.7 |
| Steven W. Reed<br>Director of the Company and the Bank<br>Partner, BGBC Partners (a public accounting firm)<br>Age 44 | 500 | 1,000 | 1,500 | 0.1 |
| Robert. Richardson<br>Director of the Company and the Bank<br>Owner, Duke Development Group (real estate development)<br>Age 45 | 4,000 | 1,000 | 5,000[9] | 0.4 |

| | | | | |
|---|---|---|---|---|
| Paul C. St. Pierre<br>Director of the Company and the Bank<br>Vice President, J.C. Wilson & Company (funeral service and crematory)<br>Age 35 | 70 | 1,000 | 1,070 | 0.1 |
| All Directors and Officers as a group (13 persons) | 105,524 | 160,525 | 266,049[10,11] | 17.4% |

* In accordance with SEC rules, percentages are diluted to reflect the maximum number of shares that would be issued upon the exercise of the indicated number of options by the indicated person or group but (a) in the case of each individual director or officer, are not diluted to reflect the exercise of any option that is held by any other director, officer, or any other past or present employee, officer, or employee, and (b) in the case of all directors and officers as a group, do not reflect the dilution that would caused by the exercise of options held by other persons who may hold options but are not among our directors and officers.

[1] During 2002, Ms. Acton retired from her position as Manager of the Franklin/Greenwood District of Cinergy/PSI (a public utility), where she was employed for 33 years.

[2] Includes 15,647 shares that Mr. Bechman holds jointly with his spouse

[3] Includes 1,102 shares that Mr. Dunn holds jointly with his spouse, 5,512 shares held in a trust for which Mr. Dunn acts as trustee, and 1,432 shares held by Mr. Dunn's spouse.

[4] Includes 9,879 shares that Mr. Goben holds jointly with his wife

[5] During 2002, Mr. Jarvis sold his ownership in and retired from his position as president of Power Investments, Inc, a Franklin-based engine remanufacturer. Mr. Jarvis is now owner and president of Jarvis Enterprises, a venture capital entity.

[6] Includes 10,972 shares Mr. Jarvis holds jointly with his spouse.

[7] Prior to March 30, 2005, Ms. McNeelan was Vice President Commercial Loans for Huntington National Bank in Indianapolis.

[8] Includes 110 shares held by Mr. Norton's spouse.

[9] Includes 4,000 shares held by Mr. Richardson's minor children.

[10] Includes 52,472 shares held jointly with or as custodian for family members.

[11] Does not include 1,800 shares Mr. Bechman may acquire, 1,200 shares Mr. Goben may acquire, 2,400 shares Mr. Joyce may acquire, 1,250 shares Mrs. McNeelan may acquire or 1,000 shares Mr. McWilliams may acquire under stock options that are not yet exercisable but will become exercisable upon their continued employment with the Company.

**Remuneration**

The following table sets forth the aggregate remuneration of each of the three highest-paid officers of the Company or the Bank for their services in all capacities during 2006:

| Name of Individual or Identity of Group | Capacities in Which Remuneration Was Received | Aggregate Remuneration* |
|---|---|---|
| Steven L. Bechman | President and Chief Executive Officer | $189,591[1] |
| Jeffrey L. Goben | Executive Vice President | $138,252[2] |
| Jacqueline McNeelan | Senior Vice President | $114,055[3] |
| All directors and officers of the Company as a group (13 persons) | | $733,487[4] |

* Does not include the remunerative benefit of certain plans and arrangements described below, nor benefits that are made available to our officers on a non-discriminatory basis to all of our employees.

1. Consists of salary of $151,817, bonus of $5,686, $31,476 that the Company contributed to a defined benefit retirement plan in favor of Mr. Bechman, and $612 of economic benefit of premiums paid by the Company with respect to term life insurance for the benefit of Mr. Bechman under a split-dollar life insurance agreement between the Company and Mr. Bechman.

2. Consists of salary of $114,049, bonus of $4,344, $19,421 that the Company contributed to a defined benefit retirement plan in favor of Mr. Goben, and $438 of economic benefit of premiums paid by the Company with respect to term life insurance for the benefit of Mr. Goben under a split-dollar life insurance agreement between the Company and Mr. Goben.

3. Consists of salary of $99,355 and bonus of $14,700.

4. Includes aggregate director compensation paid for services during 2006 of $63,253. During 2006, non-employee Directors of the Bank received $500 per month (the Chairman received $750 per month) regardless of attendance at Board meetings. Directors also received $100 for attendance at meetings of the Bank Loan Committee and $50 for attendance at all other Company or Bank committee meetings.

In addition to the remuneration listed in the above table, one or more of the Company's directors and officers participated in the following compensatory plans:

**Bonus, Short Term Incentive Plan, Long Term Incentive Plan**

Mr. Bechman, Mr. Goben and Mrs. McNeelan each participate in the Bank's annual bonus plan. Under the plan, a bonus pool is created based on the financial performance of the Banks compared to established goals. The bonus pool is divided among all employees of the bank on a prorate basis in January following the calendar year for which the bonus was attributable.

**Split Dollar Plans**

Mr. Bechman and Mr. Goben each participate in split dollar life insurance agreements. Under each agreement, the executive's beneficiary would receive an amount equal to three times the executive's then annual salary upon the death of the executive if the executive dies while employed by the Issuer.

**Supplemental Retirement Plan**

Mr. Bechman and Mr. Goben each participate in a supplemental deferred compensation plan. Under the plan, at retirement after age 65 each executive and his beneficiary will receive retirement benefits equal to thirty percent of the executive's then annual salary for a period of 20 years after retirement or until death, whichever is longer. If early retirement is taken, the executive will receive the vested accrued benefit at the time of retirement.

**Stock Option Plans**

At December 31, 2006, the Corporation maintained three stock option plans: an employee plan (under which options may be granted through 2007), a non-employee director plan (under which options may be granted through January 2008) and a non-employee director plan (under which no new options were available for grant after September 2003). Under the terms of these plans, options for up to 305,780 shares of the Corporation's common stock may be granted to employees and directors of the Corporation and its subsidiaries with 20,767 shares still available for grant at December 31, 2006. The exercise price of options granted to employees under the employee plan is determined at the time of grant by an administrative committee appointed by the Board of Directors and in any event, will not be less than fair market value of the shares of common stock at the time the option is granted.

During the first quarter of 2007, the Board of Directors adopted a new employee plan under which 150,000 shares of the Corporation's common stock may be granted to employees and directors of the Corporation. The 2007 plan has not been approved by the shareholders with the result that any options granted under the 2007 plan will not be eligible for treatment as incentive stock options for income tax purposes, but rather would be treated as non-qualified stock options. No grants of options have been made under the 2007 plan and offers and sales of stock under that plan are not qualified for exemption from registration under Regulation A by the Regulation A Offering Statement of which this offering circular is a part

Employee options are generally immediately exercisable with respect to 20 percent of the shares covered by the option and vest with respect to an additional 20 percent of the shares on each of the following four anniversaries of the date of grant, assuming continued employment of the optionee. The options will expire ten years after date of grant.

Non-employee director options issued under the expired non-employee director plan provided for a vesting schedule, and the holders of all options granted under that plan that were outstanding at December 31, 2006, have satisfied that vesting schedule and all of such options are now exercisable in full.

Non-employee director options issued under the currently active non-employee director plan are immediately exercisable.

The option plans provide usual and customary provisions providing for the adjustment of the exercise price and number and type of shares subject to grants under the plans in the event of certain corporate events, and the acceleration of the rights of an optionee to exercise unvested stock options in certain events.

The following table summarizes the stock options that we have granted to the three persons named in the above remuneration table, and our directors and officers as a group, that were outstanding at July 31, 2007. No one named in this table exercised stock options during 2006.

| Name of Holder | Title and Amount of Securities Called For By Options, Warrants or Rights[1] | Exercise Price[2] | Last Possible Date of Exercise |
|---|---|---|---|
| Steven L. Bechman | 41,646 Common shares | $9.40 per share | Various, from September 27, 2007 through December 19, 2015 |
| Jeffrey L. Goben | 35,133 Common shares | $9.33 per share | Various, from September 27, 2007 through December 19, 2015 |
| Jacqueline McNeelan | 2,750 Common shares | $13.38 per share | Various, from June 28, 2015 through December 19, 2015 |
| All directors and officers as a group (13 persons) | 169,375 Common shares | $9.74 per share | Various, from September 27, 2007 through December 19, 2016 |

1. This column represents the aggregate stock option position of each indicated person, and the group, as of July 31, 2007, and includes options that were not presently exercisable as of that date due to service-based vesting conditions that had not yet been satisfied. The common shares that are purchasable under these options include the preferred stock purchase rights that attach to and accompany all of the Company's common shares.

2. The exercise prices reflected by this column are the weighted average exercise prices of all stock options that were outstanding as of July 31, 2007, and held by the indicated person or group. The lowest exercise price is $9.07 per share.

**Change in Control Agreements**

At December 31, 2006, we were party to change in control agreements with the following individuals: Steven L. Bechman, Jeffrey L. Goben, and Jeffery D. Joyce (each a "Key Executive"). These agreements have expired as of the date of this offering circular, but the Board of Directors is considering entering into new change in control agreements with senior management officials to replace the expired agreements. Under the terms of the expired change in control agreements, upon any termination of a Key Executive's employment:

- within two years after a change of control of Heartland
  - by the employer for any reason other than for Good Cause (as defined in the change in control agreements), or
  - by the Key Executive for Good Reason (as defined in the change in control agreements), or
- within the twelve-month period prior to a change in control or anticipated change in control of Heartland, if the Key Executive's employment is terminated for any reason other than Good Cause, death, or disability or if the Key Executive reasonably demonstrates that the termination occurred in connection with or in anticipation of the change in control,

Heartland would have been obligated to pay a cash termination benefit to that Key Executive equal to:

- two times the sum of:
    - the Key Executive's annual base salary, unreduced by any salary reduction amounts for deferred compensation, at the rate in effect as of the date of termination of employment; plus
    - an amount equal to the bonus under the employer's bonus plan or arrangement, and as may be modified from time to time in the future, for the year in which such termination occurs; plus
- an amount equal to any matching contributions the employer would have otherwise made on the Key Executive's behalf to the Heartland Community Bank Employee Profit Savings Plan during the twelve months following the Key Executive's date of termination, had the Key Executive's employment and/or the amounts contributed thereto by the employer on the Key Executive's behalf not been reduced or terminated, and assuming Executive made elective deferrals to the maximum extent permitted by Section 402(g) of the Internal Revenue Code.

## CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During 2006, our bank subsidiary had, and expects to continue to have in the future, banking transactions in the ordinary course of business with our directors, officers and shareholders and their associates. These transactions have been made on substantially the same terms, including interest rates, collateral and repayment terms on extensions of credit, as those prevailing at the same time for comparable transactions with others and did not involve more than the normal risk of collectibility or present other unfavorable features.

In addition, on December 21, 2006, Officer R. Trent McWilliams sold, in a private transaction directly to the Issuer, 3,899 of the shares that he acquired from the Issuer upon exercise of his options for aggregate consideration of $55,366. Such consideration was determined in relation to the market price of the Issuer's common shares at the time that the Issuer's Board of Directors authorized the Issuer to effect that purchase from Mr. McWilliams.

On January 30, 2007, Director Robert Richardson sold, in a private transaction directly to the Issuer, 14,718 of the shares that he acquired from the Issuer upon exercise of his options for aggregate consideration of $207,965. Such consideration was determined in relation to the market price of the Issuer's common shares at the time that the Issuer's Board of Directors (with Director Richardson not participating) authorized the Issuer to effect that purchase from Director Richardson.

On February 21, 2007, Officer R. Trent McWilliams sold, in a private transaction directly to the Issuer, 3,500 of the shares that he acquired from the Issuer upon exercise of his options for aggregate consideration of $50,750. Such consideration was determined in relation to the market price of the Issuer's common shares at the time that the Issuer's Board of Directors authorized the Issuer to effect that purchase from Mr. McWilliams.

We have incurred and expect to continue to incur expenses related to the qualification of our shares for sale under the SEC's Regulation A. To the extent that such expenses are related to this offering circular, they may be deemed to have been incurred for the benefit of our officers and directors. The amount of such expenses that we believe to be allocable to this offering circular is not expected to exceed $15,000. See "Offering Expenses."

We have entered into an agreement with those officers and directors who are identified as selling shareholders that governs the terms and conditions under which they may offer and sell their common shares in reliance upon this offering circular. Under that agreement we have no obligation to keep the offering statement under which this offering circular has been issued effective with the SEC for any particular period of time, even though we presently expect that it will be maintained in effect for one year from the date that that offering statement was qualified under the Securities Act with the SEC. We are permitted to suspend the right of a holder to sell pursuant to the offering circular under some circumstances relating to pending corporate developments and similar events, and in the event that the $1,500,000 dollar limitation on the total sales by the selling shareholders under this offering circular would otherwise be exceeded. Further, we are not obligated to effect the qualification for public offer and sale under the Act of any common shares of any selling shareholder unless he or she cooperates in providing information that the Company believes to be necessary or appropriate concerning such shareholder and his or her intended offers and sales.

## SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

To the best of our knowledge, no person owns as much as ten percent of Heartland's outstanding common stock.

## SELLING SHAREHOLDERS

The following table lists the names of the selling shareholders (all of whom are also our directors and executive officers) and of Jacqueline McNeelan (an executive officer who is not among the Selling Shareholders), the number of shares of our common stock that were beneficially owned by each of them as of July 31, 2007, the number of shares of our common stock that we may permit each of them to offer and sell under this offering circular, and the percentage of our common shares that were outstanding as of that date that was beneficially owned by each of them.

| | Common Shares Beneficially Owned | | | | |
|---|---|---|---|---|---|
| Name of Selling Shareholder | Beneficial Ownership of Issued and Outstanding Shares | Shares Subject to Issuance Upon Exercise of Stock Options | Total Shares Beneficially Owned | Percent of Outstanding Shares Owned (Diluted for Exercise of Options by Named Individual(s))* | Number of Shares Potentially to be Sold Under this Offering Circular** |
| Sharon Acton | 737 | 15,718 | 16,455 | 1.2 | 8,000 |
| Steven L. Bechman | 32,322 | 39,846 | 72,168 | 5.1 | 5,000 |
| Gordon R. Dunn | 20,288 | 15,718 | 36,006 [2] | 2.6 | 8,000 |
| Jeffrey L. Goben | 22,051 | 33,933 | 55,984 [3] | 4.0 | 8,000 |
| J. Michael Jarvis | 10,972 | 15,718 | 26,690 [4] | 1.9 | 8,000 |
| Jeffery D. Joyce | 957 | 18,074 | 19,031 | 1.4 | 5,000 |
| Janette F. Koon | 4,153 | 1,000 | 5,153 | 0.4 | 1,000 |
| Jacqueline McNeelan | 0 | 1,500 | 1,500 | 0.1 | 0 |
| R. Trent McWilliams | 1,614 | 1,500 | 3,114 | 0.2 | 500 |
| John Norton | 7,860 | 15,718 | 23,578 [5] | 1.7 | 8,000 |
| Steven W. Reed | 500 | 1,000 | 1,500 | 0.1 | 1,000 |
| Robert. Richardson | 4,000 | 1,000 | 5,000 [6] | 0.4 | 3,000 |
| Paul C. St. Pierre | 70 | 1,000 | 1,070 | 0.1 | 1,000 |
| All Directors and Officers as a group ( 13 persons) | 105,524 | 160,525 | 266,049 [7,8] | 17.4 | 56,500 |

* In accordance with SEC rules, percentages are diluted to reflect the maximum number of shares that would be issued upon the exercise of the indicated number of options by the indicated person or group but (a) in the case of each individual director or officer, are not diluted to reflect the exercise of any option that is held by any other director, officer, or any other past or present employee, officer, or employee, and (b) in the case of

all directors and officers as a group, do not reflect the dilution that would caused by the exercise of options held by other persons who may hold options but are not among our directors and officers.

** The maximum number of shares that may be offered and sold under this offering circular by all of our selling shareholders during the twelve-month period ending August 19, 2008, is 56,500 shares, or such lesser number of shares as would not have an aggregate sales price to the public exceeding $1,500,000. If the 56,500 shares were to be reduced to meet this dollar limitation, the number of shares that any person listed may sell may also be reduced.

[1] Includes 15,647 shares that Mr. Bechman holds jointly with his spouse

[2] Includes 1,102 shares that Mr. Dunn holds jointly with his spouse, 5,512 shares held in a trust for which Mr. Dunn acts as trustee, and 1,432 shares held by Mr. Dunn's spouse.

[3] Includes 9,879 shares that Mr. Goben holds jointly with his wife

[4] Includes 10,972 shares Mr. Jarvis holds jointly with his spouse.

[5] Includes 110 shares held by Mr. Norton's spouse.

[6] Includes 4,000 shares held by Mr. Richardson's minor children.

[7] Includes 52,472 shares held jointly with or as custodian for family members.

[8] Does not include 1,800 shares Mr. Bechman may acquire, 1,200 shares Mr. Goben may acquire, 2,400 shares Mr. Joyce may acquire, 1,250 shares Mrs. McNeelan may acquire or 1,000 shares Mr. McWilliams may acquire under stock options that are not yet exercisable but will become exercisable upon their continued employment with the Company.

Of the 266,049 shares of common stock that are beneficially owned by these selling shareholders and Mrs. McNeelan, an aggregate of 160,525 shares were not, as of July 31, 2007, yet owned outright by such persons but rather were subject to issuance by the Company upon their exercises of stock options and the related payment by such persons of the exercise price specified by such options. Of these 160,525 shares subject to issuance upon exercise of stock options, 61,740 are issuable pursuant to stock options that were granted at the time of the Company's organization in 1997. The options granted pursuant to this organizational round of options all carry an exercise price of $9.07 per share. The other options were issued at various later dates and carry a weighted average exercise price of $10.12 per share. Because of the approaching expiration date of the organizational round of options (all of which expire September 27, 2007), we anticipate that all or substantially all of such options will be exercised by the selling shareholders.

The selling shareholders are not contractually obligated to exercise options, however, and any or all of the selling shareholders may determine not to purchase any or all of the option shares that are purchasable by him or her under an option prior to its expiration, even if such option may be "in the money" when judged by the market price of the common shares based on prevailing market prices. To the extent that such selling shareholders do not exercise any options, their needs for liquidity to satisfy the purchase price obligations under the option contracts and any associated income tax liabilities on the gains realized upon such exercises will be eliminated and their need to sell shares under this offering circular reduced.

In addition, even if the selling shareholders exercise all or a substantial portion of such options during the period that this offering circular is available to them, they may choose to offer only some or none of their shares of common stock pursuant to this offering circular. Further, the selling shareholders are free to offer and sell their shares in transactions other than those that may be made in reliance upon this offering circular. Therefore, we cannot estimate the number of shares of our common stock, if any, that will be sold by the selling shareholders under this offering circular or will be held by the selling shareholders after completion of this offering.

## DESCRIPTION OF CAPITAL STOCK

The shares of our common stock, and the rights and privileges of the holders of those shares, are governed by the Indiana Business Corporation Law (the "IBCL"), our articles of incorporation and our by-laws. Below we have summarized the terms of our capital stock and the rights of our shareholders.

| | |
|---|---|
| *Corporate Governance:* | The rights of Heartland shareholders are currently governed by the IBCL, Heartland's articles of incorporation and Heartland's by- laws. |
| *Authorized Capital Stock:* | The authorized capital stock of Heartland consists of 10,000,000 common shares, no par value, and 2,000,000 preferred shares, no par value. Each of our shares of common stock that is issued and outstanding also includes one preferred share purchase right that has been issued under our Shareholders Rights Plan (described below). |
| *Rights of Common Shares* | Each of our outstanding common shares is entitled to one vote on any matter to come before the shareholders for action, and is entitled to participate on an equal basis with all other shares of common stock in any dividend of cash or other property, and any stock dividend, that may be declared on our common stock |
| *Rights of Preferred Shares:* | Heartland has not issued any of its authorized preferred stock. In connection with the adoption of the Shareholders Rights Plan (described below), the board of directors approved the terms of a series of preferred shares designated the Series A Preferred Shares and adopted an amendment to the articles of incorporation of Heartland designating the relative rights, preferences and limitations of the Series A Preferred Shares; the Series A Preferred Shares are reserved for potential issuance in the unlikely event that the rights that accompany our common shares (created under the Shareholders Rights Plan) should ever become exercisable. |
| *Number and Classification of Directors:* | The Heartland board of directors currently consists of ten directors. The directors are divided into three classes, each class consisting as nearly as possible of one-third of the total number of directors. Directors are elected for three year terms, with one class of directors up for election each year. Under Heartland's by-laws, the number of directors shall not be fewer than six nor greater than 15. The exact number of directors shall be fixed by the board of directors and may be changed from time to time by the board of directors. |
| *Nomination of Directors for Election:* | Heartland's by-laws provide that the only persons who shall be eligible for election to the board of directors at any shareholders meeting at which directors are to be elected are those persons identified by the board of directors and other persons nominated at such meeting. Under Heartland's by-laws, the board of directors can nominate directors by naming such persons in the proxy or information statement prepared on behalf of the board of directors and distributed to Heartland shareholders in connection with any such meeting at which directors are to be elected. Directors may be nominated from the floor of a shareholders meeting. However, in order for a shareholder to nominate directors in such fashion, the Heartland's by-laws require that (i) the shareholder who submits the nomination to notify the Secretary of Heartland, not later than 10 business days prior to the meeting at which such nomination is to be considered, of such shareholder's intent to nominate a particular person or persons, and (ii) any solicitation of proxies by such shareholder or other persons on behalf of such nominee(s) has been conducted in accordance with the SEC proxy rules, if applicable. |

| | |
|---|---|
| *Election of Directors:* | Heartland's by-laws provide that directors are elected by a plurality of the votes of shares present or represented by proxy at the meeting and entitled to vote on the election. |
| *Vacancies on the Board of Directors:* | Pursuant to the IBCL and the articles of incorporation, the board of directors may fill a vacancy on the board or, if the directors then in office constitute less than a quorum of the board, a vacancy may be filled by the affirmative vote of the directors then in office. The term of a director elected to fill a vacancy expires at the end of the term for which the director's predecessor was elected. |
| *Removal of Directors:* | Heartland's articles of incorporation state that any director may be removed, with or without cause, by the affirmative vote of the holders of at least eighty percent of the shares then entitled to vote at an election of directors. Heartland's articles of incorporation state that a director elected by the holders of a series of preferred shares may be removed only by the affirmative vote of the holders of a majority of the shares of that series then entitled to vote at an election of directors. |
| *Indemnification of Directors:* | Heartland's by-laws provide that a director shall be indemnified by Heartland against all liability and reasonable expense incurred by the director in connection with or resulting from any pending, threatened or completed claim, action, suit or proceeding (i) if such director is wholly successful with respect to the claim, (b) or if not wholly successful, then if the director is determined to have conducted himself in good faith and reasonably believed that his conduct was in the best interest, or was at least not opposed to the best interest, of Heartland, and in the case of a criminal proceeding, the director either had reason to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful. Pursuant to Heartland's by-laws, the board of directors, a specially designated committee of directors, Heartland shareholders, and/or special legal counsel must determine if the director met the appropriate standards of conduct set forth in the by-laws to be entitled to indemnification and, if entitled to indemnification, the reasonableness of the director's expenses. If a director claiming indemnification is found not to be entitled thereto, the director may apply for indemnification to a court of competent jurisdiction. Pursuant to Heartland's by-laws, the board of directors may approve indemnification of a director to the full extent permitted by the applicable law in effect at such time, irrespective of the indemnification provisions in the by- laws, whether on account of past or future transactions. In addition, Heartland may maintain insurance, at its expense, to protect any director or officer against any liability asserted against a director or officer and incurred by such person in his capacity as director or officer, whether or not Heartland would have the power to indemnify against such liability. |
| *Special Meetings of Shareholders:* | Heartland's by-laws provide that a special meeting of shareholders may be called by the board of directors or the President. In addition, a special meeting shall be called by the board of directors if the Secretary receives written, dated and signed demands for a special meeting, describing in reasonable detail the purpose(s) for which it is to be held, from the holders of shares representing at least eighty percent of all votes entitled to be cast on any issue proposed to be considered at the special meeting. If the Secretary receives one or more proper written demands for a special meeting, the board of directors may set a record date for determining shareholders entitled to make such demand. Pursuant to Heartland's by-laws, written notice must be given by the |

Secretary to each shareholder of record entitled to notice of or to vote at the special meeting not less than ten nor more than sixty days before the date of such meeting.

| | |
|---|---|
| ***Shareholders Proposals:*** | Neither Heartland's articles of incorporation nor its by-laws contain any provisions specifically dealing with shareholder proposals. |
| ***Shareholder Action by Written Consent:*** | Indiana law allows for shareholder action by written consent of any action required or permitted to be taken at a shareholders meeting if a written consent describing the action taken is signed by all of the shareholders entitled to vote on the action and delivered to Heartland for inclusion in the minutes or filing with the corporate records. |
| ***Appointment and Removal of Officers:*** | Heartland's by-laws provide that the officers shall be elected by the board of directors. Officers shall exercise such powers and perform such duties as set forth in the bylaws and as shall be determined from time to time by the board of directors. Any officer may be removed, with or without cause, at any time by the board of directors. |
| ***Business Combinations:*** | Heartland has elected, in its articles of incorporation, not to be governed by the provisions of Indiana Code Chapter 23-1-43 of the IBCL; however, Heartland's articles of incorporation contain provisions addressing the approval of business combinations. Pursuant to Heartland's articles of incorporation, Heartland shall not become party to any business combination with a related person (defined generally to mean a holder of ten percent or more of Heartland's common stock) , unless such business combination receives director approval in accordance with the articles of incorporation, without the affirmative vote by (i) the holders of not less than eighty percent of the outstanding shares of all classes of outstanding capital shares entitled to vote generally in the election of directors as a single class, and (ii) by an independent majority of shareholders. The vote required to become a party to a business combination with a related person shall be reduced to not less than two-thirds if certain requirements set forth in the articles of incorporation are met. |
| ***Consideration of Non- Financial Factors:*** | Heartland's articles of incorporation provide that, in determining what is in the best interests of the corporation and the shareholders when evaluating a business combination or a tender or exchange offer, the board of directors may consider all factors it considers relevant, including (i) the adequacy of the consideration to be paid in connection with such transaction, (ii) the social and economic effects of the transaction on Heartland and it subsidiaries, employees, customers, creditors and other pertinent elements of the community, (iii) the business and financial condition and earnings prospects of the acquiror, and (iv) the competence, experience and integrity of the acquiror. |
| ***Control Share Acquisitions:*** | The Control Share Acquisitions Chapter of the IBCL, Indiana Code Chapter 23-1-42, provides that, unless otherwise provided in a corporation's articles of incorporation or by-laws, shares acquired in certain acquisitions of the corporation's stock will be accorded voting rights only if a majority of certain disinterested shareholders approves a resolution granting the potential acquiror the ability to vote such shares. An Indiana corporation is subject to the Control Share Acquisitions Chapter if it has 100 or more shareholders, its principal place of business is in Indiana and a certain percentage or number of shareholders are residents of Indiana. Heartland's by- laws provide that Heartland is subject to the Control Share Acquisitions Chapter. The |

Control Share Acquisitions Chapter may have the effect of discouraging or making more difficult a hostile takeover of Heartland.

*Amendment to Articles of Incorporation and By-laws:*

Pursuant to Indiana Code Chapter 23-1-38 of the IBCL, certain provisions of Heartland's articles of incorporation may be amended by the board of directors adopting an amendment to the articles of incorporation, and other provisions must be amended by the board of directors adopting a resolution setting forth the amendment proposed, followed by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment. However, pursuant to Heartland's articles of incorporation, an affirmative vote of at least 80% of the shares of all classes of voting stock of Heartland then outstanding is required to amend the removal of directors provision, the approval of business combinations provision and the amendment or repeal provision. If the amendment is proposed by a related person (defined generally to mean a holder of ten percent or more of Heartland's common stock), it must also be approved by a majority of independent shareholders. If, however, the amendment is recommended by two-thirds of the board of directors, the amendment shall only require the shareholder vote under the IBCL. Heartland's by-laws may be amended by a majority vote of the board of directors.

*Shareholder Rights Plan:*

Heartland's shareholder rights plan is designed to deter certain coercive tactics that have been used to acquire control of public corporations and to enable the board of directors to represent effectively the interests of the shareholders and other constituencies of Heartland in the event of a takeover attempt. If the acquiror's proposal is not approved by the board of Heartland, the issuance of the rights provided for in the plan would dramatically alter the capital structure of Heartland thereby making the acquiror's proposal unattractive to it. The involvement of the board of directors could improve the price and terms of any acquisition proposal. Under the plan, rights have attached (and will attach to shares issued in the future) to our common shares at the rate of one right for each share. The rights become exercisable only if a person or group of affiliated persons (an "Acquiring Person") acquires 15% or more of Heartland's common shares or announces a tender offer or exchange offer that would result in the acquisition of 30% or more of the outstanding common shares. At that time, the rights may be redeemed at the election of the board of directors of Heartland. If not redeemed, then prior to the acquisition by such person of 50% or more of the outstanding common shares of Heartland, Heartland may exchange the rights (other than rights owned by the Acquiring Person, which would have become void) for common shares (or other securities) of Heartland at a rate to be determined in accordance with the plan. If not exchanged, the rights may be exercised and the holders may acquire preferred share units or common shares of Heartland having a value of two times the exercise price of the rights that is then in effect. Each preferred share unit carries the same voting rights as one common share. If the Acquiring Person engages in a merger or other business combination with Heartland, the rights would entitle the holders to acquire shares of the Acquiring Person having a market value equal to twice the exercise price of the rights that is then in effect. The exercise price of the rights was initially set at $35 per right, and has since been adjusted to the current adjusted exercise price of $31.75 per right, and is subject to further adjustment in accordance with the plan. The plan will expire on June 22, 2010.

## PLAN OF DISTRIBUTION

We will not receive any of the proceeds from any sale of our common stock by the selling shareholders.

The selling shareholders may sell their common shares offered by this offering circular from time to time:

- directly by any selling shareholder to one or more purchasers;
- to or through underwriters, brokers or dealers;
- through agents on a best-efforts basis or otherwise; or
- through a combination of such methods of sale.

If the selling shareholders offer our common shares for sale through underwriters, brokers or dealers, they will be responsible for underwriting discounts or commissions or agents' commissions.

The selling shareholders may sell their shares of our common stock:

- in one or more transactions at a fixed price or prices, which may be changed;
- at prevailing market prices at the time of sale or at prices related to such prevailing prices;
- at varying prices determined at the time of sale; or
- at negotiated prices.

The selling shareholders have advised us that they will sell their shares under this offering circular in transactions in the over-the-counter market s (which may involve crosses or block transactions) at prevailing market prices and in off-market transactions at privately negotiated prices.

In connection with sales of the common stock or otherwise, any selling shareholder may:

- enter into hedging transactions with brokers, dealers or others,
- which may in turn engage in short sales of the common stock in the course of hedging the positions they assume.

In addition, any selling shareholder may:

- sell any shares of our common stock (regardless of whether eligible for sale under this offering circular) under Rule 144 or any other available exemption from registration under the Securities Act rather than pursuant to this offering circular (Rule 144 permits the public sale of securities by persons who would otherwise be deemed to be "underwriters" under the Securities Act, subject to the availability to the public of current information regarding the issuer and to volume limitations and certain other conditions); and
- gift such common stock to others in transactions not involving any offer or sale of the stock.

## OFFERING EXPENSES

This offering by the selling shareholders, and another offering by us of our shares of common stock to our current and former directors, officers and employees pursuant to options granted to them under our stock option plans, is covered by the same Regulation A Offering Statement. We have incurred and will continue to incur legal, accounting, printing and other expenses associated with the preparation of this offering circular and the offering circular for the option plans offering, and the filing of the Regulation A Offering Statement and other related matters. Total expenses associated with all these offerings are not expected to exceed $30,000. Although allocation of these expenses between the two concurrent offerings cannot be precisely done, if such expenses were allocated half to each offering, this offering's expenses would be not more than $15,000. We will pay all such expenses and the selling shareholders will pay no such expenses. Selling shareholders will, however, pay any brokerage or related expenses associated with their personal sales efforts.

## WHERE YOU CAN FIND MORE INFORMATION

The Company has filed with the SEC a Regulation A Offering Statement on Form 1-A under the Securities Act of 1933 with respect to the shares of the Company's common stock offered hereby. This offering circular does not contain all of the information set forth in the Offering Statement and the exhibits and schedules filed therewith. For further information with respect to the Company and the shares of the Company's common stock offered hereby, please refer to the Offering Statement.

You may read and copy any document in our Company's files, including the Offering Statement, at the SEC's public reference rooms at 100 F Street, N.E., Room 1850, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may also obtain copies of the Offering Statement by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1850, Washington, D.C. 20549, at prescribed rates.

The SEC also maintains an Internet World Wide Web site that contains reports, information statements and other information about issuers who file electronically with the SEC. The address of that site is http://www.sec.gov. We do not currently file any reports, electronically or otherwise, with the SEC, so current information about our Company and its securities is not available using this medium.

We also maintain a website at http://www.hcb-in.com, at which you may access press releases and other materials free of charge as soon as reasonably practicable after we issue those press releases or publicly release those other materials. The information contained in, or that can be accessed through, our website is not part of this offering circular.

The Company is not subject to, and will not by reason of the sale of shares under the offering statement become subject to, the SEC's proxy rules or regulations, or to stock exchange requirements that would require the Company to send an annual report to security holders. The Company does, however, intend to mail an annual report, including audited financial statements, to all security holders on an annual basis.

The Company's principal executive offices are located at 420 North Morton Street, P.O. Box 469, Franklin, Indiana 46131-0469, and its telephone number is (317) 738-3915.

**HEARTLAND BANCSHARES, INC.**
Franklin, Indiana

## INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

---

**YEARS ENDED DECEMBER 31, 2006 AND 2005**



**THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2007 AND 2006 (UNAUDITED)**

HEARTLAND BANCSCHARES, INC.

Up to 56,500 Shares of Common Stock

---

OFFERING CIRCULAR

(SELLING SHAREHOLDERS OFFERING)

---


Crowe

Crowe Chizek and Company LLC
Member Horwath International

# REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
Heartland Bancshares, Inc.
Franklin, Indiana

We have audited the accompanying consolidated balance sheets of Heartland Bancshares, Inc. as of December 31, 2006 and 2005 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Heartland Bancshares, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Indianapolis, Indiana
March 22, 2007

HEARTLAND BANCSHARES, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2006 and 2005
(Dollar amounts in thousands)

| | 2006 | 2005 |
|---|---|---|
| **ASSETS** | | |
| Cash and due from banks | $ 9,589 | $ 8,813 |
| Federal funds sold | 4,411 | 5,574 |
| Total cash and cash equivalents | 14,000 | 14,387 |
| | | |
| Securities available-for-sale | 47,674 | 47,582 |
| Loans held for sale | 1,858 | 2,958 |
| Loans, net of allowance of $1,901 and $2,069 | 132,304 | 122,602 |
| Premises and equipment, net | 2,008 | 2,175 |
| Federal Home Loan Bank stock | 581 | 675 |
| Cash surrender value of life insurance | 2,713 | 2,605 |
| Accrued interest receivable and other assets | 3,569 | 3,682 |
| | $ 204,707 | $ 196,666 |
| | | |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Liabilities | | |
| Noninterest-bearing deposits | $ 20,302 | $ 22,231 |
| Interest-bearing demand and savings deposits | 74,462 | 69,032 |
| Interest-bearing time deposits | 75,640 | 70,400 |
| Total deposits | 170,404 | 161,663 |
| | | |
| Overnight repurchase agreements | 4,677 | 6,651 |
| Federal Home Loan Bank advances | 5,000 | 3,000 |
| Term repurchase agreements | 5,000 | 5,000 |
| Subordinated debentures | 3,093 | 5,155 |
| Accrued interest payable and other liabilities | 1,247 | 1,092 |
| Total liabilities | 189,421 | 182,561 |
| | | |
| Shareholders' equity | | |
| Common stock, no par value: 10,000,000 shares authorized; 1,400,494 and 1,411,945 shares issued and outstanding at December 31, 2006 and 2005 | 1,400 | 1,412 |
| Additional paid-in capital | 11,377 | 11,525 |
| Retained earnings | 2,860 | 1,777 |
| Accumulated other comprehensive income (loss) | (351) | (609) |
| | 15,286 | 14,105 |
| | | |
| | $ 204,707 | $ 196,666 |

See accompanying notes.

HEARTLAND BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2006 and 2005
(Dollar amounts in thousands, except per share data)

| | 2006 | 2005 |
|---|---|---|
| **Interest income** | | |
| Loans, including related fees | $ 10,412 | $ 8,859 |
| Securities: | | |
| Taxable | 1,549 | 1,379 |
| Non-taxable | 486 | 301 |
| Short-term investments | 333 | 253 |
| | 12,780 | 10,792 |
| **Interest expense** | | |
| Deposits | 4,653 | 3,006 |
| Short-term borrowings | 128 | 90 |
| Other borrowings | 855 | 608 |
| | 5,636 | 3,704 |
| **Net interest income** | 7,144 | 7,088 |
| Provision for loan losses | 202 | 195 |
| **Net interest income after provision for loan losses** | 6,942 | 6,893 |
| Noninterest income | | |
| Deposit service charges and fees | 1,102 | 929 |
| Commissions on investment sales | 323 | 409 |
| Gain on sale of securities | - | - |
| Gain on sale of other real estate | 44 | 10 |
| Gain on sale of loans, net | 253 | 424 |
| Other | 343 | 243 |
| | 2,065 | 2,015 |
| Noninterest expense | | |
| Salaries and employee benefits | 4,253 | 3,956 |
| Occupancy and equipment, net | 755 | 743 |
| Data processing | 875 | 782 |
| FDIC insurance | 20 | 33 |
| Professional fees | 251 | 499 |
| Advertising | 205 | 205 |
| Other | 752 | 828 |
| | 7,110 | 7,046 |
| **Income before income taxes** | 1,897 | 1,862 |
| Income taxes | 532 | 584 |
| **Net income** | $ 1,365 | $ 1,278 |
| Basic earnings per share | $ .97 | $ .91 |
| Diluted earnings per share | $ .93 | $ .88 |

See accompanying notes.

HEARTLAND BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years ended December 31, 2006 and 2005
(Dollar amounts in thousands, except per share data)

| | Common Stock | Additional Paid-in Capital | Retained Earning | Accumulated Other Comprehensive Income (Loss) | Total Shareholders' Equity |
|---|---|---|---|---|---|
| **Balance January 1, 2005** | 1,394 | 11,361 | 782 | (31) | 13,506 |
| Comprehensive income | | | | | |
| Net income | | | 1,278 | | 1,278 |
| Change in unrealized gain (loss) on securities available for sale, net | | | | (578) | (578) |
| Total comprehensive income | | | | | 700 |
| Cash dividends ($.20 per share) | | | (283) | | (283) |
| Exercise of stock options, including tax benefit | 18 | 164 | | | 182 |
| **Balance December 31, 2005** | $ 1,412 | $ 11,525 | $ 1,777 | $ (609) | $ 14,105 |
| Comprehensive income | | | | | |
| Net income | | | 1,365 | | 1,365 |
| Change in unrealized gain (loss) on securities available for sale, net | | | | 258 | 258 |
| Total comprehensive income | | | | | 1,623 |
| Cash dividends ($.20 per share) | | | (282) | | (282) |
| Repurchase of common shares | (16) | (206) | | | (222) |
| Stock based compensation expense | | 27 | | | 27 |
| Exercise of stock options, including tax benefit | 4 | 31 | | | 35 |
| **Balance December 31, 2006** | $ 1,400 | $ 11,377 | $ 2,860 | $ (351) | $ 15,286 |

See accompanying notes.

HEARTLAND BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2006 and 2005
(Dollar amounts in thousands)

| | 2006 | 2005 |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net income | $ 1,365 | $ 1,278 |
| Adjustments to reconcile net income to net cash from operating activities | | |
| Depreciation and amortization | 330 | 337 |
| Write-down of other real estate | 20 | - |
| Gain on sale of other real estate | (44) | (10) |
| Provision for loan losses | 202 | 195 |
| FHLB stock dividends | - | (8) |
| Gain on sales of loans, net | (253) | (424) |
| Loans originated for sale | (16,405) | (29,096) |
| Proceeds from loans sold | 17,758 | 27,491 |
| Increase in cash surrender value of life insurance | (108) | (105) |
| Stock based compensation expense | 27 | - |
| Change in assets and liabilities: | | |
| Accrued interest receivable and other assets | (13) | 247 |
| Accrued interest payable and other liabilities | 155 | 52 |
| Net cash from operating activities | 3,034 | (43) |
| **Cash flows from investing activities** | | |
| Proceeds from maturities of time deposits with other banks | - | 500 |
| Purchase of securities available-for-sale | (7,739) | (14,494) |
| Proceeds from sales, calls and maturities of securities available-for-sale | 8,012 | 8,066 |
| Loans made to customers, net of payments collected | (11,100) | (2,498) |
| Proceeds from sale of other real estate | 1,143 | 838 |
| Proceeds from redemption of FHLB stock | 94 | - |
| Net purchases of property and equipment | (67) | (80) |
| Net cash from investing activities | (9,657) | (7,668) |
| **Cash flows from financing activities** | | |
| Net change in deposit accounts | 8,741 | 6,001 |
| Net change in overnight repurchase agreements | (1,974) | 177 |
| Draws on FHLB advances | 6,500 | 3,000 |
| Repayments on FHLB advances | (4,500) | (4,000) |
| Proceeds from term repurchase agreements | - | 5,000 |
| Exercise of stock options | 35 | 182 |
| Proceeds from issuance of subordinated debt | 3,093 | - |
| Repayment of subordinated debt | (5,155) | - |
| Repurchase of common stock | (22) | - |
| Cash dividends paid | (282) | (283) |
| Net cash from financing activities | 6,236 | 10,077 |
| Net change in cash and cash equivalents | (387) | 2,366 |
| Cash and cash equivalents at beginning of period | 14,387 | 12,021 |
| **Cash and cash equivalents at end of period** | $ 14,000 | $ 14,387 |
| Supplemental disclosures of cash flow information | | |
| Cash paid during the period for: | | |

See accompanying notes.

178

HEARTLAND BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2006 and 2005
(Dollar amounts in thousands)

| | | 2006 | | 2005 |
|---|---|---|---|---|
| Interest | $ | 5,494 | $ | 3,566 |
| Income taxes | | 550 | | 48 |
| Supplemental disclosure of non-cash activities: | | | | |
| Transfer from loans to other real estate | $ | 1,196 | $ | 1,549 |

See accompanying notes.

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business: The consolidated financial statements include the accounts of Heartland Bancshares, Inc. (Corporation) and its wholly-owned subsidiary, Heartland Community Bank (Bank), after elimination of significant intercompany transactions and accounts.

The Corporation is engaged in the business of commercial and retail banking, with operations conducted through its main office located in Franklin, Indiana and additional branch locations in Greenwood and Bargersville, Indiana. The majority of the Bank's income is derived from commercial and retail business lending activities and investments. The majority of the Bank's loans are secured by specific items of collateral including business assets, real property and consumer assets.

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported and disclosed in the financial statements, and future results could differ from these estimates. The allowance for loan losses and the fair values of financial instruments are particularly subject to change.

Securities: Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income, net of tax.

Interest income is reported on the level yield method and includes amortization of purchase premium or discount. Gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is not temporary.

Declines in the fair value of securities below their cost that are other than temporary are reflected as realized losses. In estimating other-than-temporary losses, management considers: the length of time and extent that fair value has been less than cost, the financial condition and near term prospects of the issuer, and the Corporation's ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.

Loans Held For Sale: Loans held for sale are mortgage loans closed by the Bank and in the process of being delivered to loan brokers. These loans are carried at the lower of cost or market, on an aggregate basis.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, and an allowance for loan losses. Interest income is reported on the interest method and includes loan fees.

Interest income is not reported when full loan repayment is in doubt, typically when payments are 90 days or more past due. All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer, and credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation expense is recognized over the estimated useful lives of the assets, principally on the straight-line method. Estimated useful lives range from 3 years to 40 years. These assets are reviewed for impairment when events indicate the carrying amount may not be recoverable.

(Dollar amounts in thousands)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Federal Home Loan Bank (FHLB) stock: The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Foreclosed Assets: Assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

Company Owned Life Insurance: The Corporation has purchased life insurance policies on certain key executives. Company owned life insurance is recorded at its cash surrender value, or the amount that can be realized.

Repurchase Agreements: Overnight repurchase agreement liabilities represent amounts advanced by various customers. Term repurchase agreement liabilities represent amounts advanced by financial institutions which have maturities greater than one day. Securities are pledged to cover these liabilities, which are not covered by federal deposit insurance.

Income Taxes: Income tax expense is the sum of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax consequences of temporary differences between the carrying amounts and tax basis of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Stock Compensation: Effective January 1, 2006, the Corporation adopted Statement of Financial Accounting Standards ("SFAS") No. 123(R), Share-based Payment, using the modified prospective transition method. Accordingly, the Corporation has recorded stock-based employee compensation cost using the fair value method starting in 2006. Total compensation cost that has been charged against income was $27 for the year ending December 31, 2006. The total income tax benefit recognized in the income statement for the Plans was $10 for the year ending December 31, 2006.

Prior to January 1, 2006, employee compensation expense under stock options was reported using the intrinsic value method; therefore, no stock based compensation cost is reflected in net income for the year ending December 31, 2005, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant.

(Dollar amounts in thousands)

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The effect on net income and earnings per share if expense was measured using the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock Based Compensation, for the year ending December 31, 2005 is as follows:

| | |
|---|---|
| Net income as reported | $ 1,278 |
| Deduct: Stock-based compensation expense determined under fair value based method | 46 |
| Pro forma net income | $ 1,232 |
| | |
| Basic earnings per share as reported | $ .91 |
| Diluted earnings per share as reported | .88 |
| Pro forma basic earnings per share | .88 |
| Pro forma diluted earnings per share | .85 |

Financial Instruments: Financial instruments include credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay.

Statement of Cash Flows: Cash and cash equivalents are defined to include cash on hand, amounts due from banks, and federal funds sold. The Corporation reports net cash flows for customer loan transactions, deposit transactions, and short-term borrowings.

Earnings Per Share: Basic earnings per share is net income divided by the weighted average number of shares outstanding during the period. Diluted earnings per share includes the dilutive effect of additional potential shares issuable under stock options. Earnings per share are restated for all stock splits and dividends through the date of issue of the financial statements.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale and is recognized as a separate component of equity.

Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the bank to the holding company or by the holding company to shareholders. See Note 13.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Values of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed separately. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates. The fair value estimates of existing on- and off-balance sheet financial instruments does not include the value of anticipated future business or the values of assets and liabilities not considered financial instruments.

Segment Reporting: Internal financial information is primarily reported and aggregated in one line of business, banking.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

(Dollar amounts in thousands)

## NOTE 2 - SECURITIES

The fair value of securities available for sale and the related gains and losses recognized in other comprehensive income (loss) were as follows:

| | Fair Value | Gross Unrealized Gains | Gross Unrealized Losses |
|---|---|---|---|
| 2006 | | | |
| U.S. Government and government sponsored entities | $ 20,586 | $ 11 | $ (272) |
| Obligations of states and political subdivisions | 14,349 | 106 | (87) |
| Mortgage backed securities | 11,208 | 1 | (348) |
| Corporate obligations | 1,413 | 5 | - |
| Equity securities | 118 | - | - |
| | $ 47,674 | $ 123 | $ (707) |
| 2005 | | | |
| U.S. Government and government sponsored entities | $ 18,654 | $ - | $ (400) |
| Obligations of states and political subdivisions | 12,652 | 80 | (234) |
| Mortgage backed securities | 14,116 | 9 | (483) |
| Corporate obligations | 2,042 | 18 | (2) |
| Equity securities | 118 | - | - |
| | $ 47,582 | $ 107 | $ (1,119) |

During 2006 and 2005, there were no sales of securities.

The fair value of debt securities at December 31, 2006, by contractual maturity, is shown below.

| | |
|---|---|
| Due in one year or less | $ 8,162 |
| Due after one year through five years | 15,164 |
| Due after five years through ten years | 7,367 |
| Due after ten years | 5,655 |
| Mortgage backed securities | 11,208 |
| | $ 47,556 |

(Dollar amounts in thousands)

## NOTE 2 - SECURITIES (Continued)

Carrying values of securities pledged were as follows at December 31:

| | 2006 | 2005 |
|---|---|---|
| Overnight repurchase agreements | $ 11,277 | $ 9,794 |
| FHLB advances | 7,478 | 3,255 |
| Term repurchase agreements | 5,903 | 5,333 |
| Fed funds lines of credit | 4,442 (1) | 4,456 (1) |
| Total | $ 29,100 | $ 22,838 |

(1) There was no balance outstanding on fed funds lines of credit at December 31, 2006 and 2005.

Securities with unrealized losses at year end not recognized in income presented by length of time in a continuous unrealized loss position are as follows:

2006

| | Less than 12 Months | | 12 Months or More | | Total | |
|---|---|---|---|---|---|---|
| Description of Securities | Fair Value | Unrealized Loss | Fair Value | Unrealized Loss | Fair Value | Unrealized Loss |
| US Government and government sponsored entities | $ 3,986 | $ (13) | $ 15,605 | $ (259) | $ 19,591 | $ (272) |
| Obligations of states and political subdivisions | 63 | - | 6,442 | (87) | 6,505 | (87) |
| Corporate obligations | - | - | - | - | - | - |
| Mortgage backed securities | - | - | 10,745 | (348) | 10,745 | (348) |
| Total temporarily impaired | $ 4,049 | $ (13) | $ 32,792 | $ (694) | $ 36,841 | $ (707) |

2005

| | Less than 12 Months | | 12 Months or More | | Total | |
|---|---|---|---|---|---|---|
| Description of Securities | Fair Value | Unrealized Loss | Fair Value | Unrealized Loss | Fair Value | Unrealized Loss |
| US Government and government sponsored entities | $ 7,840 | $ (120) | $ 9,313 | $ (280) | $ 17,153 | $ (400) |
| Obligations of states and political subdivisions | 7,569 | (158) | 2,114 | (76) | 9,683 | (234) |
| Corporate obligations | 1,010 | (2) | - | - | 1,010 | (2) |
| Mortgage backed securities | 4,583 | (113) | 8,965 | (370) | 13,548 | (483) |
| Total temporarily impaired | $ 21,002 | $ (393) | $ 20,392 | $ (726) | $ 41,394 | $ (1,119) |

(Dollar amounts in thousands)

## NOTE 2 - SECURITIES (Continued)

Unrealized losses on securities have not been recognized into income because the securities are of high credit quality, management has the ability to hold for the foreseeable future, and the decline in fair value is largely due to changes in market interest rates. The fair value is expected to recover as the securities approach their maturity date and/or interest rates change.

## NOTE 3 - LOANS

Loans at year end are comprised of the following:

| | 2006 | 2005 |
|---|---|---|
| Commercial | $ 75,626 | $ 73,195 |
| Real estate construction and land development | 9,579 | 8,171 |
| Residential real estate | 38,730 | 30,744 |
| Consumer | 10,270 | 12,561 |
| Subtotal | 134,205 | 124,671 |
| Less: Allowance for loan losses | (1,901) | (2,069) |
| | $ 132,304 | $ 122,602 |

Certain of the Corporation's officers and directors were loan customers of the Bank. The balance of loans outstanding to these individuals was $3,523 and $2,057 at December 31, 2006 and 2005.

## NOTE 4 - ALLOWANCE FOR LOAN LOSSES

The activity in the allowance for loan losses is as follows:

| | 2006 | 2005 |
|---|---|---|
| Beginning balance | $ 2,069 | $ 2,491 |
| Provision charged to operations | 202 | 195 |
| Loans charged-off | (572) | (828) |
| Recoveries on loans previously charged-off | 202 | 211 |
| Ending balance | $ 1,901 | $ 2,069 |

(Dollar amounts in thousands)

## NOTE 4 - ALLOWANCE FOR LOAN LOSSES (Continued)

Information about impaired loans is as follows:

| | 2006 | 2005 |
|---|---|---|
| Year-end loans with no allowance for loan losses allocated | $ - | $ - |
| Year-end loans with allowance for loan losses allocated | 1,014 | 1,244 |
| Amount of the allowance allocated | 115 | 185 |
| Average of impaired loans during the year | 1,067 | 777 |
| Interest income recognized during impairment | - | - |
| Cash-basis interest income received during impairment | - | - |
| Non-performing loans: | | |
| Loans on non accrual status at year end | 1,060 | 1,476 |
| Loans delinquent greater than 90 days and still accruing at year end | 513 | 375 |

Nonperforming loans includes both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.

## NOTE 5 - PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows:

| | 2006 | 2005 |
|---|---|---|
| Land | $ 205 | $ 205 |
| Buildings and improvements | 1,793 | 1,793 |
| Leasehold improvements | 312 | 312 |
| Furniture and equipment | 1,394 | 1,546 |
| Total | 3,704 | 3,856 |
| Accumulated depreciation | (1,696) | (1,681) |
| Premises and equipment, net | $ 2,008 | $ 2,175 |

Depreciation expense was $234 and $259 for 2006 and 2005.

(Dollar amounts in thousands)

## NOTE 6 - DEPOSITS

Interest-bearing time deposits issued in denominations of $100 or greater totaled $31,100 and $32,685 at December 31, 2006 and 2005.

Scheduled maturities of time deposits for the next five years are as follows:

| | |
|---|---|
| 2007 | $ 62,708 |
| 2008 | 9,166 |
| 2009 | 1,806 |
| 2010 | 1,433 |
| 2011 | 527 |
| | $ 75,640 |

Time deposits from governmental and other public entities such as school corporations and hospitals in the Bank's market area totaled $8,728 at December 31, 2006 and $19,369 at December 31, 2005.

## NOTE 7 – OVERNIGHT REPURCHASE AGREEMENTS, FHLB ADVANCES AND TERM REPURCHASE AGREEMENTS

Overnight repurchase agreements are securities sold under agreements to repurchase with daily maturities and variable interest rates. The financing arrangement allows for funds to be swept out of certain non-interest bearing demand deposit accounts into the overnight repurchase agreements. Overnight repurchase agreements bear interest at rates similar to interest bearing demand deposits. They are collateralized by pledged securities with a carrying amount of $11,277 at December 31, 2006.

At December 31, 2006, term repurchase agreements consist of one fixed rate contract of securities sold under agreement to repurchase financing arrangement. The maturity date is June 7, 2010. The interest rate is fixed at 3.55%. The issuer has the right to require the Bank to repay the borrowings on June 7, 2007 and quarterly thereafter. They are collateralized by pledged securities with a carrying amount of $5,903 at December 31, 2006.

Federal Home Loan Bank (FHLB) advances are payable at maturity, generally with a prepayment penalty. They are collateralized by pledged securities with a carrying amount of $7,478 at December 31, 2006. Interest is payable monthly. The advances outstanding at December 31, 2006 and 2005 are primarily fixed rate.

(Dollar amounts in thousands)

NOTE 7 – OVERNIGHT REPURCHASE AGREEMENTS, FHLB ADVANCES AND TERM REPURCHASE AGREEMENTS (Continued)

FHLB advances are comprised of the following individual advances at December 31:

| Maturity date | Interest Rate | 2006 | 2005 |
|---|---|---|---|
| February 28, 2006 | 4.51% | $ - | $ 1,000 |
| July 14, 2006 | 3.12 | - | 1,000 |
| May 23, 2008 | 5.34 | 1,000 | - |
| June 2, 2008 | 4.04 | 1,000 | 1,000 |
| July 20, 2011 | 5.60 | 1,000 | - |
| May 23, 2013 | 5.34 | 1,000 | - |
| May 16, 2016 | 5.63 | 1,000 | - |
| | | $ 5,000 | $ 3,000 |

NOTE 8 - SUBORDINATED DEBENTURES

On December 18, 2001, a trust formed by the Corporation issued $5,000 of floating rate trust preferred securities as part of a pooled offering of such securities. The Corporation issued subordinated debentures to the trust in exchange for the proceeds of the offering, which debentures represent the sole asset of the trust. On December 18, 2006, the Corporation redeemed the floating rate trust preferred securities.

On December 14, 2006, a trust formed by the Corporation issued $3,000 of floating rate trust preferred securities as part of a pooled offering of such securities. The Corporation issued subordinated debentures to the trust in exchange for the proceeds of the offering, which debentures represent the sole asset of the trust. Distributions on the securities are payable quarterly in arrears at the annual rate of LIBOR plus 1.67%. The rate as of December 31, 2006 was 7.02%.

The Trust Preferred Securities, which mature December 15, 2036, are subject to mandatory redemption, in whole or in part, upon repayment of the subordinated debentures at maturity or their earlier redemption at the liquidation preference. The subordinated debentures are redeemable prior to the maturity date at the option of the Corporation on or after December 15, 2011. The subordinated debentures are also redeemable in whole or in part from time to time, upon the occurrence of specific events defined within the trust indenture. The Corporation has the option to defer distributions on the subordinated debentures from time to time for a period not to exceed 20 consecutive quarters.

(Dollar amounts in thousands)

NOTE 8 - SUBORDINATED DEBENTURES (Continued)

Under FASB Interpretation No. 46, as revised in December 2003, the trust is not consolidated with the Corporation. Accordingly, the Corporation does not report the securities issued by the trust as liabilities, and instead reports as liabilities the subordinated debentures issued by the Corporation and held by the trust.

NOTE 9 - EMPLOYEE BENEFIT PLANS

A 401(k) retirement savings plan is maintained for the benefit of eligible employees. The Plan requires employees to be 21 years of age before entering the Plan. Employee contributions are limited to a maximum of 15% of their salary. The Plan provides for a 50% matching of the first 6% of employee salary contributions and allows for an annual discretionary contribution. Participants are fully vested in salary deferral contributions. Employer matching contributions vest at a rate of 20% per year of employment after completion of one year of employment and are fully vested after the completion of 6 years of service with the Bank. The 401(k) contribution charged to expense was $76 and $69 for 2006 and 2005.

NOTE 10 - STOCK OPTION PLANS

At December 31, 2006, the Corporation maintained two stock option plans: an employee plan (under which options may be granted through 2007) and a non-employee director plan (under which options may be granted through January 2008). Under the terms of these plans, options for up to 305,781 shares of the Corporation's common stock may be granted to employees and directors of the Corporation and its subsidiaries with 20,767 shares still available for grant at December 31, 2006. The exercise price of options granted to employees under the employee plan is determined at the time of grant by an administrative committee appointed by the Board of Directors and in any event, will not be less than fair market value of the shares of common stock at the time the option is granted.

Employee options are immediately exercisable with respect to 20 percent of the shares covered by the option and vest with respect to an additional 20 percent of the shares on each of the following four anniversaries of the date of grant, assuming continued employment of the optionee. The options will expire ten years after date of grant.

Non-employee director options issued under the expired non-employee director plan provided for a vesting schedule, and the holders of all options granted under that plan that were outstanding at December 31, 2006, have satisfied that vesting schedule and all of such options are now exercisable in full.

Non-employee director options issued under the currently active non-employee director plan are immediately exercisable.

(Dollar amounts in thousands)

## NOTE 10 - STOCK OPTION PLANS (Continued)

The Plans authorized an optionee to pay the exercise price of options in cash or in common shares of the Corporation or in some combination of cash and common shares. An optionee may tender already-owned common shares to the Corporation in exercise of an option. In this instance, the Corporation is obligated to issue to such optionee a replacement option for the number of shares tendered, as follows: (a) of the same type as the option exercised (either an incentive stock option or a non-qualified option); (b) with the same expiration date; and (c) priced at the fair market value of the stock on that date. Replacement options may generally not be exercised until one year from the date of grant and (subject to certain exceptions) are cancelled if the optionee sells any Corporation stock prior to that date, other than in payment of the exercise price of another option under the plan.

The option plans provide usual and customary provisions providing for the adjustment of the exercise price and number and type of shares subject to grants under the plans in the event of certain corporate events, and the acceleration of the rights of an optionee to exercise unvested stock options in certain events.

The fair value of options granted was determined using the following weighted-average assumptions as of grant date.

| | 2006 | 2005 |
|---|---|---|
| Risk-free interest rate | 4.56% | 4.24% |
| Expected option life | 7 years | 7 years |
| Expected stock price volatility | 15.94% | 16.66% |
| Dividend yield | 1.41% | 1.04% |
| Weighted average fair value of options granted during the year | $ 3.46 | $ 3.50 |

See accompanying notes.

(Dollar amounts in thousands)

## NOTE 10 - STOCK OPTION PLANS (Continued)

A summary of the Corporation's stock option activity and related information follows:

| | Shares | Weighted Average Exercise Price | Weighted Average Remaining Contractual Life | Aggregate Intrinsic Value |
|---|---|---|---|---|
| Outstanding - beginning of period | 215,521 | $ 9.62 | | |
| Granted | 2,000 | 14.20 | | |
| Exercised | 3,899 | 9.07 | | |
| Forfeited | - | - | | |
| Outstanding-end of period | 213,622 | $ 9.58 | 3.88 | $ 1,140 |
| Exercisable at end of period | 195,573 | $ 9.35 | 4.24 | $ 1,089 |

Cash received from option exercises for the years ended December 31, 2006 and 2005 was $35 and $182. The actual tax benefit realized for the tax deductions from stock option exercises totaled $0 and $0 for the years ended December 31, 2006 and 2005.

As of December 31, 2006, there was $55 of total unrecognized compensation cost related to non-vested stock options granted under the Plans. The cost is expected to be recognized over a weighted-average period of 1.78 years.

(Dollar amounts in thousands)

## NOTE 11 - INCOME TAXES

Income tax expense was as follows:

| | 2006 | 2005 |
|---|---|---|
| Current | $ 416 | $ 442 |
| Deferred | 116 | 142 |
| Total | $ 532 | $ 584 |

Effective tax rates differ from federal statutory rates applied to pre-tax income due to the following:

| | 2006 | 2005 |
|---|---|---|
| Federal statutory rate times financial statement income | $ 645 | $ 633 |
| Effect of: | | |
| Tax-exempt income | (202) | (131) |
| State taxes, net of federal tax effect | 106 | 79 |
| Other, net | (17) | 3 |
| Total | $ 532 | $ 584 |

Year-end deferred tax assets and liabilities were due to the following:

| | 2006 | 2005 |
|---|---|---|
| Deferred tax assets: | | |
| Allowance for loan losses | $ 352 | $ 359 |
| Deferred compensation | 162 | 133 |
| Net unrealized loss on securities | 231 | 403 |
| Other | 93 | 93 |
| | 838 | 988 |
| Deferred tax liabilities: | | |
| Depreciation | (75) | (66) |
| Other | (145) | (93) |
| | (220) | (159) |
| Total | $ 618 | $ 829 |

See accompanying notes.

(Dollar amounts in thousands)

## NOTE 12 - EARNINGS PER SHARE

The following illustrates the computation of basic and diluted earnings per share.

| | 2006 | 2005 |
|---|---|---|
| **Basic earnings per share** | | |
| Net income | $ 1,365 | $ 1,278 |
| Weighted average shares outstanding | 1,411,650 | 1,407,469 |
| Basic earnings per share | $ .97 | $ .91 |

| | 2006 | 2005 |
|---|---|---|
| **Dilutive earnings per share** | | |
| Net income | $ 1,365 | $ 1,278 |
| Weighted average shares outstanding | 1,411,650 | 1,407,469 |
| Dilutive effect of assumed exercise of stock options | 49,309 | 46,934 |
| Diluted average shares outstanding | 1,460,959 | 1,454,403 |
| Diluted earnings per share | $ .93 | $ .88 |

There were 28,250 stock options considered anti-dilutive for computing diluted earnings per share in 2006. There were 26,565 stock options considered anti-dilutive for computing diluted earnings per share in 2005.

## NOTE 13 - CAPITAL REQUIREMENTS AND REGULATORY MATTERS

The Bank and the Corporation are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative and qualitative measures of assets, liabilities and certain off-balance-sheet items calculated under regulatory accounting practices.

The prompt corrective action regulations promulgated by the FDIC affect the Bank and provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized, although these terms are not used to represent overall financial condition. If only adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required.

(Dollar amounts in thousands)

## NOTE 13 - CAPITAL REQUIREMENTS AND REGULATORY MATTERS (Continued)

At year-end 2006 and 2005, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category. Actual capital levels and minimum required levels were:

| | Actual | | Minimum Required For Capital Adequacy Purposes | | Minimum Required To Be Well Capitalized Under Prompt Corrective Action Regulations | |
|---|---|---|---|---|---|---|
| | Amount | Ratio | Amount | Ratio | Amount | Ratio |
| 2006 - Bank | | | | | | |
| Total capital (to risk weighted assets) | $20,083 | 14.40% | $11,155 | 8.00% | $13,944 | 10.00% |
| Tier 1 capital (to risk weighted assets) | 18,338 | 13.15 | 5,578 | 4.00 | 8,366 | 6.00 |
| Tier 1 capital (to average assets) | 18,338 | 8.66 | 8,466 | 4.00 | 10,583 | 5.00 |
| 2006 - Corporation | | | | | | |
| Total capital (to risk weighted assets) | $20,382 | 14.60% | $11,155 | 8.00% | N/A | |
| Tier 1 capital (to risk weighted assets) | 18,637 | 13.35 | 5,577 | 4.00 | N/A | |
| Tier 1 capital (to average assets) | 18,637 | 8.80 | 8,466 | 4.00 | N/A | |
| 2005 - Bank | | | | | | |
| Total capital (to risk weighted assets) | $20,352 | 15.18% | $10,726 | 8.00% | $13,408 | 10.00% |
| Tier 1 capital (to risk weighted assets) | 18,671 | 13.93 | 5,363 | 4.00 | 8,045 | 6.00 |
| Tier 1 capital (to average assets) | 18,671 | 9.62 | 7,767 | 4.00 | 9,709 | 5.00 |
| 2005 - Corporation | | | | | | |
| Total capital (to risk weighted assets) | $21,395 | 15.93% | $10,743 | 8.00% | N/A | |
| Tier 1 capital (to risk weighted assets) | 19,619 | 14.61 | 5,372 | 4.00 | N/A | |
| Tier 1 capital (to average assets) | 19,619 | 10.10 | 7,769 | 4.00 | N/A | |

(Dollar amounts in thousands)

## NOTE 14 - COMMITMENTS AND CONTINGENT LIABILITIES

The Bank leases certain facilities and land under operating leases expiring through 2016. The related lease expense was $338 and $321 for 2006 and 2005. Future minimum lease payments are as follows:

| | |
|---|---|
| 2007 | $ 356 |
| 2008 | 332 |
| 2009 | 283 |
| 2010 | 251 |
| 2011 | 248 |
| Thereafter | 1,286 |
| Total minimum lease payments | $ 2,757 |

In the ordinary course of business, the Bank has loans, commitments and contingent liabilities, such as guarantees and commitments to extend credit, which are not reflected in the consolidated balance sheet. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to make loans and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policy to make such commitments as it uses for on-balance sheet items.

Off-balance sheet financial instruments whose contract amount represents credit risk are summarized as follows:

| | 2006 | | 2005 | |
|---|---|---|---|---|
| | Fixed Rate | Variable Rate | Fixed Rate | Variable Rate |
| Commitments to make loans | $ 1,710 | $ 5,540 | $ 110 | $ 5,027 |
| Unused lines of credit | - | 33,676 | - | 29,124 |
| Letters of credit | - | 350 | - | 482 |

The interest rates on fixed rate loan commitments range from 4.50% to 7.25% and the weighted average interest rate on fixed rate loan commitments was 4.81% at December 31, 2006.

Since many commitments to make loans expire without being used, the amount does not necessarily represent future cash commitments. Collateral obtained upon exercise of the commitment is determined using management's credit evaluation of the borrower, and may include accounts receivable, inventory, property, land and other items.

The cash balance required to be maintained on hand or on deposit with the Federal Reserve was $1,853 and $1,191 at December 31, 2006 and 2005. These reserves do not earn interest.

(Dollar amounts in thousands)

## NOTE 15 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value and estimated fair values of the Corporation's financial instruments were as follows at December 31:

| | 2006 | | 2005 | |
|---|---|---|---|---|
| | Carrying Value | Fair Value | Carrying Value | Fair Value |
| Financial assets: | | | | |
| Cash and cash equivalents | $ 14,000 | $ 14,000 | $ 14,387 | $ 14,387 |
| Securities available-for-sale | 47,674 | 47,674 | 47,582 | 47,582 |
| Loans held for sale | 1,858 | 1,875 | 2,958 | 2,985 |
| Loans, net | 132,304 | 131,052 | 122,602 | 121,226 |
| FHLB stock | 581 | 581 | 675 | 675 |
| Accrued interest receivable | 1,079 | 1,079 | 906 | 906 |
| Financial liabilities: | | | | |
| Deposits | $ (170,404) | $ (170,427) | $ (161,663) | $ (161,454) |
| Overnight repurchase agreements | (4,677) | (4,677) | (6,651) | (6,651) |
| FHLB advances | (5,000) | (5,065) | (3,000) | (2,969) |
| Term repurchase agreements | (5,000) | (4,961) | (5,000) | (4,942) |
| Subordinated debentures | (3,093) | (3,093) | (5,155) | (5,253) |
| Accrued interest payable | (415) | (415) | (273) | (273) |

Fair value approximates carrying amount for all items except those described below. Fair value for securities is based on quoted market values for the individual securities or for equivalent securities. Fair value of loans held for sale is based on market quotes. Fair value for loans is based on the rates charged at year end for new loans with similar maturities, applied until the loan is assumed to reprice or be paid. Fair value for fixed rate IRAs, time certificates of deposit, and borrowings are based on the rates paid at year end for new deposits or borrowings, applied until maturity. Fair value for other financial instruments and off-balance-sheet loan commitments are considered nominal.

(Dollar amounts in thousands)

## NOTE 16 - PARENT COMPANY STATEMENTS

Presented below are condensed balance sheets and statements of income and cash flows for the parent company.

### CONDENSED BALANCE SHEETS

| | 2006 | 2005 |
|---|---|---|
| **ASSETS** | | |
| Cash | $ 296 | $ 1,169 |
| Investment in bank | 17,987 | 18,062 |
| Investment in unconsolidated subsidiary | 93 | 155 |
| Other assets | 51 | 61 |
| | $ 18,427 | $ 19,447 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Subordinated debentures | $ 3,093 | $ 5,155 |
| Other liabilities | 48 | 187 |
| Total liabilities | 3,141 | 5,342 |
| Shareholders' equity | 15,286 | 14,105 |
| | $ 18,427 | $ 19,447 |

### CONDENSED STATEMENTS OF INCOME

| | 2006 | 2005 |
|---|---|---|
| Interest and dividend income | $ 2,039 | $ 39 |
| Interest expense | (447) | (362) |
| Other expenses | (46) | (178) |
| Tax benefit | 179 | 196 |
| **Income (loss) before equity in undistributed earnings of bank** | (1,725) | (305) |
| Equity in undistributed earnings of bank | (360) | 1,583 |
| **Net income** | 1,365 | 1,278 |
| Change in unrealized gain (loss) on subsidiary securities available for sale, net | 258 | (578) |
| **Comprehensive income** | $ 1,623 | $ 700 |

See accompanying notes.

(Dollar amounts in thousands)

## NOTE 16 - PARENT COMPANY STATEMENTS (Continued)

### CONDENSED STATEMENTS OF CASH FLOWS

| | 2006 | 2005 |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net income | $ 1,365 | $ 1,278 |
| Adjustments to reconcile net income to net cash from operating activities | | |
| Equity in undistributed earnings of bank | 359 | (1,583) |
| Other assets and other liabilities, net | (66) | 236 |
| Net cash from operating activities | 1,658 | (69) |
| **Cash flows from financing activities** | | |
| Issuance of common stock | 35 | 182 |
| Repurchase of common stock | (22) | - |
| Proceeds from issuance of trust preferred securities | 3,093 | - |
| Repayment of trust preferred securities | (5,155) | - |
| Cash dividends | (282) | (283) |
| Net cash from financing activities | (2,531) | (101) |
| Net change in cash and cash equivalents | (873) | (170) |
| Beginning cash and cash equivalents | 1,169 | 1,339 |
| **Cash and cash equivalents at end of period** | $ 296 | $ 1,169 |

## NOTE 17 - OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) components and related taxes were as follows:

| | 2006 | 2005 |
|---|---|---|
| Unrealized holding gains and losses on securities available-for-sale | $ 428 | $ (963) |
| Reclassification adjustment for gains and losses later recognized in income | - | - |
| Net unrealized gains and (losses) | 428 | (963) |
| Tax effect | (170) | 385 |
| Other comprehensive income (loss) | $ 258 | $ (578) |

HEARTLAND BANCSHARES, INC.
CONSOLIDATED BALANCE SHEETS
June 30, 2007 and December 31, 2006
(Dollar amounts in thousands)

| | June 30, 2007 (Unaudited) | December 31, 2006 |
|---|---|---|
| **ASSETS** | | |
| Cash and due from banks | $ 5,889 | $ 9,589 |
| Federal funds sold | 4,762 | 4,411 |
| Total cash and cash equivalents | 10,651 | 14,000 |
| Securities available-for-sale | 45,328 | 47,674 |
| Loans held for sale | 1,016 | 1,858 |
| Loans, net of allowance of $1,930 and $1,901 | 139,009 | 132,304 |
| Premises and equipment, net | 1,957 | 2,008 |
| Federal Home Loan Bank (FHLB) stock | 581 | 581 |
| Cash surrender value of life insurance | 2,768 | 2,713 |
| Accrued interest receivable and other assets | 4,560 | 3,569 |
| | $ 205,870 | $ 204,707 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Liabilities | | |
| Noninterest-bearing deposits | $ 20,666 | $ 20,302 |
| Interest-bearing demand and savings deposits | 68,135 | 74,462 |
| Interest-bearing time deposits | 83,204 | 75,640 |
| Total deposits | 172,005 | 170,404 |
| Overnight repurchase agreements | 7,133 | 4,677 |
| Term repurchase agreements | - | 5,000 |
| Federal Home Loan Bank advances | 6,936 | 5,000 |
| Subordinated debentures | 3,093 | 3,093 |
| Accrued interest payable and other liabilities | 1,361 | 1,247 |
| | 190,528 | 189,421 |
| Shareholders' equity | | |
| Common stock, no par value: 10,000,000 shares authorized; 1,393,994 and 1,400,494 shares issued and outstanding | 1,394 | 1,400 |
| Additional paid-in capital | 11,213 | 11,377 |
| Retained earnings | 3,276 | 2,860 |
| Accumulated other comprehensive income (loss) | (541) | (351) |
| | 15,342 | 15,286 |
| | $ 205,870 | $ 204,707 |

See accompanying notes.

HEARTLAND BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
For the three and six months ended June 30, 2007 and 2006
(Dollar amounts in thousands, except per share data)
(Unaudited)

| | Three Months Ended June 30, | | Six Months Ended June 30, | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| **Interest income** | | | | |
| Loans, including related fees | $2,774 | $2,566 | $5,422 | $4,933 |
| Securities: | | | | |
| Taxable | 352 | 394 | 707 | 773 |
| Non-taxable | 133 | 119 | 268 | 238 |
| Other | 73 | 50 | 129 | 99 |
| | 3,332 | 3,129 | 6,526 | 6,043 |
| **Interest expense** | | | | |
| Deposits | 1,350 | 1,116 | 2,608 | 2,126 |
| Short-term borrowings | 42 | 33 | 69 | 59 |
| Other borrowings | 171 | 194 | 346 | 370 |
| Total interest expense | 1,563 | 1,343 | 3,023 | 2,555 |
| **Net interest income** | 1,769 | 1,786 | 3,503 | 3,488 |
| Provision for loan losses | 20 | 52 | 20 | 78 |
| **Net interest income after provision for loan losses** | 1,749 | 1,734 | 3,483 | 3,410 |
| Noninterest income | | | | |
| Service charges and fees | 364 | 289 | 644 | 548 |
| Investment commissions | 56 | 67 | 117 | 162 |
| Gain on sale of loans held for sale, net | 57 | 43 | 133 | 146 |
| Gain on sale of other real Estate | (24) | (18) | (21) | 46 |
| Other | 83 | 80 | 142 | 174 |
| | 536 | 461 | 1,015 | 1,076 |
| Noninterest expense | | | | |
| Salaries and employee benefits | 1,038 | 1,075 | 2,136 | 2,134 |
| Occupancy and equipment, net | 194 | 182 | 392 | 377 |
| Data processing | 229 | 222 | 450 | 430 |
| Professional fees | 65 | 77 | 120 | 149 |
| FDIC Insurance | 32 | 5 | 38 | 10 |
| Other | 317 | 288 | 620 | 531 |
| | 1,875 | 1,849 | 3,756 | 3,631 |
| **Income before income taxes** | 410 | 346 | 742 | 855 |
| Income tax expense | 111 | 81 | 186 | 233 |
| **Net income** | $ 299 | $ 265 | $ 556 | $ 622 |
| Basic earnings per share | $ .21 | $ .19 | $ .40 | $ .44 |
| Diluted earnings per share | $ .21 | $ .18 | $ .38 | $ .43 |
| Comprehensive income (loss) | $ 45 | $ (12) | $ 366 | $ 305 |

See accompanying notes.

HEARTLAND BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Six months ended June 30, 2007 and 2006
(Dollar amounts in thousands, except per share data)
(Unaudited)

| | Common Stock | Additional Paid-in Capital | Retained Earnings | Accumulated Other Comprehensive Income (Loss) | Total Shareholders' Equity |
|---|---|---|---|---|---|
| **Balance January 1, 2006** | $ 1,412 | $ 11,525 | $1,777 | $ (609) | $ 14,105 |
| Comprehensive income | | | | | |
| Net income | | | 622 | | 622 |
| Change in net Unrealized gain/(loss) | | | | (317) | (317) |
| Total comprehensive Income | | | | | 305 |
| Cash dividends ($.10 per share) | | | (142) | | (142) |
| Stock based compensation expense | | 13 | | | 13 |
| **Balance June 30, 2006** | $ 1,412 | $ 11,538 | $2,257 | $ (926) | $ 14,281 |
| **Balance January 1, 2007** | $ 1,400 | $ 11,377 | $2,860 | $ (351) | $ 15,286 |
| Comprehensive income | | | | | |
| Net income | | | 556 | | 556 |
| Change in net Unrealized gain/(loss) | | | | (190) | (190) |
| Total comprehensive Income | | | | | 366 |
| Cash dividends ($.10 per share) | | | (140) | | (140) |
| Repurchase of common shares | (24) | (330) | | | (354) |
| Stock based compensation expense | | 20 | | | 20 |
| Exercise of stock options, Including tax benefit | 18 | 146 | | | 164 |
| **Balance June 30, 2007** | $ 1,394 | $11,213 | $3,276 | $ (541) | $ 15,342 |

HEARTLAND BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Six Months ended June 30, 2007 and 2006
(Dollar amounts in thousands)
(Unaudited)

| | 2007 | 2006 |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net income | $ 556 | $ 622 |
| Adjustments to reconcile net income to net cash from operating activities | | |
| Depreciation and amortization | 137 | 171 |
| Origination of loans held for sale | (7,833) | (6,058) |
| Proceeds from sales of loans held for sale | 8,808 | 8,868 |
| Gain on sale of loans held for sale | (133) | (194) |
| (Gain)/Loss on sale and write-down of other real estate | 22 | (46) |
| Provision for loan losses | 20 | 78 |
| Increase in cash surrender value of life insurance | (55) | (53) |
| Options expense | 20 | 13 |
| Change in assets and liabilities: | | |
| Accrued interest receivable and other assets | (179) | (62) |
| Accrued interest payable and other liabilities | 114 | (11) |
| Net cash from operating activities | 1,477 | 3,328 |
| **Cash flows from investing activities** | | |
| Purchase of securities available-for-sale | (1,500) | (3,500) |
| Proceeds from sales, calls and maturities of securities available-for-sale | 3,507 | 3,196 |
| Loans made to customers, net of payments collected | (7,648) | (12,156) |
| Proceeds from the sale of other real estate | 214 | 1,115 |
| Net purchases of property and equipment | (62) | (48) |
| Net cash from investing activities | (5,489) | (11,393) |
| **Cash flows from financing activities** | | |
| Net change in deposit accounts | 1,601 | 3,268 |
| Net change in overnight repurchase agreements | 2,456 | (1,199) |
| Draws on FHLB advances | 2,000 | 4,000 |
| Repayments on FHLB advances | (64) | (2,000) |
| Repayment of term repurchase agreements | (5,000) | - |
| Exercise of stock options | 164 | - |
| Repurchase of common stock | (354) | - |
| Cash dividends paid | (140) | (142) |
| Net cash from financing activities | 663 | 3,927 |
| Net change in cash and cash equivalents | (3,349) | (4,138) |
| Cash and cash equivalents at beginning of period | 14,000 | 14,387 |
| **Cash and cash equivalents at end of period** | $ 10,651 | $ 10,249 |

See accompanying notes.

**NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Description of Business: The consolidated financial statements include the accounts of Heartland Bancshares, Inc. (Corporation) and its wholly-owned subsidiary, Heartland Community Bank (Bank), after elimination of significant intercompany transactions and accounts.

The Corporation is engaged in the business of commercial and retail banking, with operations conducted through its main office located in Franklin, Indiana and additional branch locations in Greenwood and Bargersville, Indiana. The majority of the Bank's income is derived from commercial and retail business lending activities and investments. The majority of the Bank's loans are secured by specific items of collateral including business assets, real property and consumer assets.

Loans: Loans are reported at the principal balance outstanding, net of unearned interest, and an allowance for loan losses. Interest income is reported on the interest method.

Interest income is not reported when full loan repayment is in doubt, typically when payments are significantly past due. Payments received on such loans are reported as principal reductions.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off.

A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer, and credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

(Continued)

**NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

Earnings Per Share: Basic earnings per share is net income divided by the weighted average number of shares outstanding during the period. Diluted earnings per share includes the dilutive effect of additional potential shares issuable under stock options.

Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the bank to the holding company or by the holding company to shareholders.

**NOTE 2 - GENERAL**

These financial statements were prepared in accordance with the Securities and Exchange Commission instructions for Form 10-QSB and for interim periods and do not include all of the disclosures necessary for a complete presentation of financial position, results of operations and cash flows in conformity with generally accepted accounting principles. These financial statements have been prepared on a basis consistent with the annual financial statements and include, in the opinion of management, all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the results of operations and financial position at the end of and for the periods presented.

(Continued)

(Dollar amounts in thousands)

**NOTE 3 - PER SHARE DATA**

The following illustrates the computation of basic and diluted earnings per share.

| | Three months ended June 30, | |
|---|---|---|
| | 2007 | 2006 |
| **Basic earnings per share** | | |
| Net income | $ 299 | $ 265 |
| Weighted average shares outstanding | 1,397,648 | 1,411,945 |
| Basic earnings per share | $ .21 | $ .19 |
| **Diluted earnings per share** | | |
| Net income | $ 299 | $ 265 |
| Weighted average shares outstanding | 1,397,648 | 1,411,945 |
| Dilutive effect of assumed exercise of stock options | 54,147 | 52,556 |
| Diluted average shares outstanding | 1,451,795 | 1,464,501 |
| Diluted earnings per share | $ .21 | $ .18 |

(Continued)

(Dollar amounts in thousands)

**NOTE 3 - PER SHARE DATA** (Continued)

| | Six months ended June 30, | |
|---|---|---|
| | 2007 | 2006 |
| **Basic earnings per share** | | |
| Net income | $ 556 | $ 622 |
| Weighted average shares outstanding | 1,399,063 | 1,411,945 |
| Basic earnings per share | $ .40 | $ .44 |
| **Diluted earnings per share** | | |
| Net income | $ 556 | $ 622 |
| Weighted average shares outstanding | 1,399,063 | 1,411,945 |
| Dilutive effect of assumed exercise of stock options | 53,623 | 25,027 |
| Diluted average shares outstanding | 1,452,686 | 1,436,972 |
| Diluted earnings per share | $ .38 | $ .43 |

(Continued)

(Dollar amounts in thousands)

## NOTE 4 - CAPITAL REQUIREMENTS AND REGULATORY MATTERS

The Bank is subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative and qualitative measures of assets, liabilities and certain off-balance-sheet items calculated under regulatory accounting practices.

The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized, although these terms are not used to represent overall financial condition. If only adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required.

At June 30, 2007 and December 31, 2006, the Bank was well-capitalized. Actual capital levels and minimum required levels were:

| | Actual | | Minimum Required For Capital Adequacy Purposes | | Minimum Required To Be Well Capitalized Under Prompt Corrective Action Regulations | |
|---|---|---|---|---|---|---|
| | Amount | Ratio | Amount | Ratio | Amount | Ratio |
| June 30, 2007- Bank | | | | | | |
| Total capital (to risk weighted assets) | $ 20,551 | 14.22% | $ 11,563 | 8.00% | $ 14,454 | 10.00% |
| Tier 1 capital (to risk weighted assets) | 18,743 | 12.97 | 5,782 | 4.00 | 8,672 | 6.00 |
| Tier 1 capital (to average assets) | 18,743 | 9.16 | 8,182 | 4.00 | 10,227 | 5.00 |
| December 31, 2006 - Bank | | | | | | |
| Total capital (to risk weighted assets) | $ 20,083 | 14.40% | $ 11,155 | 8.00% | $ 13,944 | 10.00% |
| Tier 1 capital (to risk weighted assets) | 18,338 | 13.15 | 5,578 | 4.00 | 8,366 | 6.00 |
| Tier 1 capital (to average assets) | 18,338 | 8.66 | 8,466 | 4.00 | 10,583 | 5.00 |

HEARTLAND BANCSCHARES, INC.

Up to 56,500 Shares of Common Stock

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OFFERING CIRCULAR

(SELLING SHAREHOLDERS OFFERING)

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END